As filed with the Securities and Exchange Commission on July 13, 2007
Registration No. 333-143633

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
ZARS, INC.
(Exact name of registrant as specified in its charter)

Utah	2834	84-1399136
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

ZARS, INC.
1455 West 2200 South, Suite 300
Salt Lake City, UT 84119
(801) 350-0202
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Lippert
President and Chief Executive Officer
ZARS, INC.
1455 West 2200 South, Suite 300
Salt Lake City, UT 84119
(801) 350-0202
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James C. T. Linfield, Esq. Brent D. Fassett, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	Robert G. O’Connor, Esq. Martin J. Waters, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 2795 East Cottonwood Parkway, Suite 300 Salt Lake City, UT 84121 (801) 993-6400

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated July 13, 2007

               Shares

Common Stock

This is an initial public offering of shares of our common stock. We are offering           shares of our common stock. Prior to this offering, there has been no public market for our common stock. We will apply for quotation of our common stock on the NASDAQ Global Market under the symbol “ZARS.” We expect that the public offering price will be between $      and $      per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to ZARS Pharma, Inc.	$	$

The underwriters may also purchase up to an additional           shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2007.

Cowen and Company	CIBC World Markets

Leerink Swann & Company	Susquehanna Financial
Group, LLLP

          , 2007

[Inside Front Cover of the Prospectus]

A “ZARS Pharma” logo in the center of the page;

On the upper right, two pictures as follows: one picture of a female face with white Pliaglis cream being applied and a second picture with the same face as the white Pliaglis pliable layer is being peeled off, with the words “Applied” and “Removal” on the top of the respective pictures; and the “Pliaglistm” logo with the words “(lidocaine and tetracaine) Cream 7%/7%” above and to the right of the pictures;

On the lower right, two pictures as follows: one picture of a knee with a ThermoProfen patch applied and a second picture of a person holding a ThermoProfen patch; and the word “ThermoProfentm” below and to the right of the pictures;

On the lower left, two pictures as follows: one picture of an inner arm partially covered with clear ketoprofen DuraPeel cream and a second picture with the same inner arm as the clear, pliable layer is being peeled off, with the words “Applied” and “Removal” on the top of the respective pictures; and the words “Ketoprofen DuraPeeltm” below and to the left of the pictures;

On the upper left, two picture as follows: one picture of an elbow with a flesh-colored Synera patch and a second picture of the plastic liner being removed from a Synera patch; and an FDA approved “Syneratm” logo with the words “(lidocaine 70 mg/tetracaine 70 mg) topical patch” and a “Rapydan” logo above and to the left of the pictures;

At the bottom of the page, a statement to the effect that ThermoProfen and ketoprofen DuraPeel have not been approved for marketing by the Food and Drug Administration.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Information contained on our web site is not part of this prospectus.

(i)

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and related notes and the information in “Risk Factors.” References in this prospectus to “we,” “us” and “our” refer to ZARS Pharma, Inc.

Overview of Our Business

We are a specialty pharmaceutical company focused on the development and commercialization of topically administered drugs using our proprietary drug delivery technologies, primarily in the area of pain management. We have developed a portfolio of proprietary products and product candidates based on our Controlled Heat-Assisted Drug Delivery (CHADD) technology and our cream technologies (Peel and DuraPeel) that transform, or phase-change, from an initial liquid phase to a solid phase during application. Our products and product candidates include two products that have been approved for marketing (Pliaglis, and Synera which is marketed as Rapydan in Sweden) and one product candidate for which we commenced Phase 3 clinical trials in June 2007 (ThermoProfen). We also have begun human clinical trials for two additional product candidates and plan to file two investigational new drug (IND) applications in 2007. We have not generated any revenues from commercial sales of our products and have not been profitable.

Our products and product candidates are designed to address the inadequacies of current therapies, including efficacy, side effects, patient compliance and frequency of dosing. By using our proprietary drug delivery technologies in combination with approved drugs, we believe we can address many of the limitations of existing therapies while reducing the development risks, costs and timelines of new chemical entities.

Our Products and Product Candidates

Our current portfolio includes the following approved products and product candidates:

•	Pliaglis. Pliaglis is a topical anesthetic cream that consists of a proprietary formulation of lidocaine and tetracaine utilizing our Peel technology. Pliaglis is approved for marketing in the United States for local dermal anesthesia prior to painful cosmetic procedures such as laser surgery and dermal filler injections. Pliaglis was approved by the Food and Drug Administration (FDA) in June 2006 and we have entered into an exclusive license agreement with Galderma Pharma S.A. (Galderma) for marketing rights in the United States and Canada. We received a $30 million license fee from Galderma, are eligible for an additional $10 million milestone payment and will receive royalties on net sales of Pliaglis. We expect Pliaglis to be launched in the United States in the second half of 2007, and we are currently seeking a commercialization partner for territories outside the United States.

•	Synera. Synera, marketed as Rapydan in Sweden, is a topical patch that combines a proprietary formulation of lidocaine and tetracaine with our CHADD technology. Synera was approved by the FDA in June 2005 to provide local dermal analgesia for potentially painful superficial procedures, such as venous access procedures involving needles and immunization injections of children. We have licensing agreements with Endo Pharmaceuticals, Inc. (Endo) to commercialize Synera in the United States, Canada and Mexico, and EUSA Pharma (Europe) Limited (EUSA Pharma) to commercialize Rapydan in Europe. We have received $19 million in initial license fees and milestone payments from Endo, and are eligible for up to $23 million in additional milestone payments, as well as royalties based on net sales of Synera. We have received $3 million in cash and stock in initial license fees and milestone payments from EUSA Pharma, and may receive up to $18.5 million in additional milestone payments, as well as royalties on net sales of Rapydan. Synera has been launched in the United States and Rapydan has been launched in Sweden. EUSA Pharma is currently seeking regulatory approval for Rapydan in the United Kingdom, Germany, France, Spain and Italy, and, if approved, expects to begin launching in these territories in the second half of 2007.

•	ThermoProfen. ThermoProfen is a transdermal patch containing ketoprofen integrated with a long-lasting CHADD unit designed to assist in the local delivery of the drug and to provide therapeutic heat. ThermoProfen is in Phase 3 clinical trials for the treatment of mild to moderate chronic pain associated with osteoarthritis (OA) of the knee, a condition which we estimate based on IMS Health data affects 6.5 million Americans. We have retained global commercialization rights to ThermoProfen. If ThermoProfen is approved, we intend to market it ourselves into specialty markets such as pain and rheumatology, and we may seek a co-promotion partner for the larger primary care market.

•	Ketoprofen DuraPeel. Ketoprofen DuraPeel is a phase-changing cream designed to deliver ketoprofen locally for an extended period of time. The product is being developed to treat acute musculoskeletal pain resulting from soft tissue injuries such as muscle strains, ankle sprains and sports injuries. Ketoprofen DuraPeel is currently in Phase 1 clinical trials.

•	Alprazolam Patch. The alprazolam patch is a transdermal patch containing a proprietary formulation of alprazolam that is being developed to treat panic disorder. We believe this product will deliver alprazolam across the skin at a controlled rate for up to three days, potentially offering improved patient compliance and product efficacy. The alprazolam patch is currently in Phase 1 clinical trials.

Our Drug Delivery Technologies

We have invented and developed two novel drug delivery technologies that have led to our two FDA approved products and product pipeline. These technologies are:

Controlled Heat-Assisted Drug Delivery (CHADD)

Our Controlled Heat-Assisted Drug Delivery (CHADD) unit generates heat when exposed to the air. The CHADD unit contains a heat-generating powder that consists of a proprietary mixture of several non-toxic ingredients which produce heat when exposed to the air. After an initial rise in temperature, the mild heat generated by the CHADD unit will reach and maintain a controlled temperature range for a pre-determined period of time. CHADD units can be customized to achieve the specific temperature and duration of heating required for therapy. Depending on the intended application, a CHADD unit can be designed to deliver heat for periods from 20 minutes to 12 hours.

Phase-Changing Cream Technologies

Peel

Our Peel drug delivery technology is a drug-containing cream which, once applied to a patient’s skin, forms a white pliable layer that releases drug into the skin. The Peel technology allows drug delivery to continue until the product dries, after which drug transfer from the formulation stops. Peel based products can be applied over contoured parts of the body and left on for periods from 20 to 60 minutes, depending on the desired effect. After the desired effect is achieved, the Peel product can be easily peeled from the skin. This drug delivery technology is well-suited for drugs that require a single, short-term application, such as local anesthetics applied before a painful procedure and for uneven, irregular or contoured surfaces.

DuraPeel

Our DuraPeel technology allows a drug to be spread as a cream onto a patient’s skin where it forms a clear pliable layer that releases drug into the skin for up to 12 hours. The DuraPeel layer is not susceptible to inadvertent removal by touching or contact with clothing. Following the desired treatment time, the DuraPeel product can be easily peeled or washed from the skin. DuraPeel can be applied over contoured parts of the body and we believe it is suitable for delivering topical local anesthetics, analgesics, steroids, antivirals, antifungals and retinoids.

Our Strategy

Our goal is to become a leading, integrated specialty pharmaceutical company focused on the development and commercialization of innovative products primarily in the area of pain management. Our strategies to accomplish this goal include:

•	Leverage our drug delivery technologies to develop additional products;

•	Complete clinical development and commercialize ThermoProfen, our lead product candidate;

•	Maximize the commercial opportunities for Pliaglis and Synera, which is marketed as Rapydan in Europe; and

•	Develop our own sales and marketing capabilities.

Risks Related to Our Business

We are subject to a number of risks which could adversely affect our business, offset or eliminate any advantages of our approach or prevent us from successfully implementing our business strategy. These risks include:

•	As of March 31, 2007, we had an accumulated deficit of approximately $40.8 million. We expect our expenses to increase as we expand our product candidate development programs, develop a manufacturing capability, build our own sales and marketing capability and add the necessary infrastructure to support operating as a public company. As a result, we expect to incur substantial and increasing net losses and negative cash flow for the foreseeable future.

•	Our product candidates are in preclinical and clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. To obtain regulatory approval to market and sell ThermoProfen, or any other product candidate, we must satisfy the FDA, the European Medicines Agency (EMEA) and other regulatory agencies that our product candidates are both safe and effective through extensive preclinical and clinical studies.

•	Our ability to generate profits in the future depends on the successful development and regulatory approval of our product candidates and commercialization of our products. Our longer term success depends substantially on ThermoProfen, our lead product candidate, and our other product candidates and we may not be able to successfully commercialize ThermoProfen or any other product candidate.

•	Our success will depend, in large part, on our ability to obtain additional patents, maintain our existing patent positions and obtain and maintain adequate protection for the other intellectual property incorporated into our products. Our patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the term of patent protection we have for our products.

These and other risks of which you should be aware before you decide to buy our common stock are discussed more fully in the section of this prospectus entitled “Risk Factors.”

Corporate Information

We were incorporated under the laws of the state of Utah on November 27, 1996 and reincorporated in Delaware on          , 2007. Our principal offices are located at 1455 West 2200 South, Suite 300, Salt Lake City, UT 84119, and our telephone number is (801) 350-0202. Our website address is www.zars.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. Unless the context requires otherwise, reference in this prospectus to “the Company,” “we,” “ us” and “our” refer to ZARS Pharma, Inc.

The names “ZARS,” “CHADD,” “Synera,” “DuraPeel,” “Pliaglis,” “ThermoProfen” and “ZARS Pharma” are our trademarks. We have registered the trademarks “ZARS,” “CHADD” and “Synera” and have applied to register the trademarks “DuraPeel,” “Pliaglis,” “ThermoProfen” and “ZARS Pharma” with the U.S. Patent and Trademark Office. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock outstanding after this offering	shares

Use of proceeds	To support the clinical development of ThermoProfen and other product candidates, to support research and development activities, to fund manufacturing development and for working capital and other general corporate purposes.

NASDAQ Global Market symbol	ZARS

The number of shares of common stock that will be outstanding after this offering is based on           shares of common stock outstanding as of           and excludes:

•	shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our benefit plans as of the completion of this offering.

Except as otherwise noted, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our preferred stock into 5,729,079 shares of common stock;

•	no exercise of the underwriters’ overallotment option;

•	our reincorporation in Delaware prior to the closing of this offering; and

•	the filing of our restated certificate of incorporation, which will occur after the closing of this offering.

Summary Consolidated Financial Data

The following tables present summary historical and pro forma as adjusted financial data. We derived the summary historical statements of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited financial statements and related notes included elsewhere in this prospectus. The historical consolidated statements of operations data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The pro forma basic and diluted net loss per common share data in the consolidated statements of operations data for the year ended December 31, 2006 and three months ended March 31, 2007 reflect the conversion of all of our outstanding shares of convertible preferred stock into 5,729,079 shares of common stock in connection with this offering. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes, “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Three Months Ended
	Years Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$6,538	$2,891	$7,594	$500	$3,258
Operating expenses(1):
Research and development	9,587	10,740	12,172	2,536	4,173
General and administrative	1,702	2,442	3,120	563	1,672

Total operating expenses	11,289	13,182	15,292	3,099	5,845

Loss from operations	(4,751)	(10,291)	(7,698)	(2,599)	(2,587)
Interest income and other income (expense), net	(57)	429	927	154	196
Interest expense	(15)	(16)	(101)	(6)	(40)

Net loss	$(4,823)	$(9,878)	$(6,872)	$(2,451)	$(2,431)

Basic and diluted net loss per common share	$(1.55)	$(3.14)	$(2.12)	$(0.77)	$(0.72)
Weighted-average basic and diluted shares outstanding	3,116	3,142	3,246	3,182	3,374
Pro forma net loss per share (unaudited)			$(0.77)		$(0.27)
Shares used to compute pro forma basic and diluted net loss per share (unaudited)			8,975		9,103

(1)Includes employee stock-based compensation as follows:
Research and development	$—	$—	$270	$26	$212
General and administrative	—	—	148	—	107

	$—	$—	$418	$26	$319

The consolidated balance sheet data in the table below presents a summary of our consolidated balance sheet data as of March 31, 2007 on an actual basis and on a pro forma basis, giving effect to the conversion of all our outstanding shares of convertible preferred stock into 5,729,079 shares of common stock in connection with this offering and on a pro forma as adjusted basis to further reflect the sale of           shares of common stock in this offering at the initial public offering price of $      per share, after deducting the underwriting discount and estimated offering expenses payable by us.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents and marketable investment securities	$40,110	$40,110
Working capital	15,563	15,563
Total assets	52,227	52,227
Total long-term obligations, including current portion	2,256	2,256
Convertible preferred stock	31,957	—
Accumulated deficit	(40,792)	(40,792)
Total stockholders’ equity (deficit)	(31,807)	150

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below occur, our business prospects, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Relating to Our Business and Industry

We have a history of net losses. We expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

We are not profitable and have incurred significant net losses in each year since our inception, including net losses of approximately $4.8 million, $9.9 million and $6.9 million for the years ended December 31, 2004, 2005 and 2006 and $2.5 million and $2.4 million for the three months ended March 31, 2006 and 2007. As of March 31, 2007, we had an accumulated deficit of approximately $40.8 million. We expect our expenses to increase as we expand our product candidate development programs, develop a manufacturing capability, build our own sales and marketing capability and add the necessary infrastructure to support operating as a public company. As a result, we expect to incur substantial and increasing net losses and negative cash flow for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ deficit and working capital.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Currently, we have two products approved for commercial sale, Synera and Pliaglis, and to date we have not generated any reoccurring product or royalty revenue. We have financed our operations primarily through the sale of equity securities, payments for product development, product licenses, milestone payments, capital leases and equipment financing. The size of our future net losses will depend, in part, on the rate of growth of our expenses and the rate of growth, if any, of our revenues. Revenues resulting from our strategic partnerships related to the sales and marketing of Synera and Pliaglis alone will not result in profitability under current plans. Revenues from potential future strategic partnerships are uncertain because we may not enter into any additional strategic partnerships in the future. If we are unable to develop and commercialize one or more of our product candidates or if revenues from any of our approved products or product candidates that receive marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. The extent of our future operating losses or profits is highly uncertain, and we may not achieve or sustain profitability. If we are unable to achieve and then maintain profitability, the market value of our common stock will decline and you could lose part or all of your investment.

ThermoProfen, our lead product candidate, may not be successful in clinical trials.

Obtaining regulatory approval and successfully commercializing ThermoProfen will be necessary for us to achieve and sustain profitability. Therefore, you must evaluate us in light of the uncertainties and complexities affecting an early-stage pharmaceutical company.

ThermoProfen has completed a single Phase 2 clinical trial. Phase 2 studies are generally designed to evaluate the initial efficacy of the drug for a particular indication in patients with the disease or condition under study and to determine short-term side effects with the drug. Phase 2 studies are also used to better design the Phase 3 program, and generally include the identification of the dose of the product and measures of efficacy, or endpoints, that will be tested in Phase 3 studies. In our Phase 2 trial, pain reduction, as measured by the pain subscale of the Western Ontario and McMaster Universities (WOMAC) osteoarthritis index, was the primary endpoint, the main measure of whether our treatment works. In that study, ThermoProfen did not demonstrate a statistically significant improvement in the primary endpoint versus the control, a patch with no drug and short duration heat, and did not exhibit a trend towards efficacy. However, four secondary endpoints of patient-reported pain intensity, although not statistically significant, demonstrated positive trends. The failure to demonstrate a statistically significant improvement in either the primary or secondary endpoints in the Phase 2 trial may mean we do not have sufficient data to successfully design a Phase 3 program that can produce data to support regulatory approval. We are initiating the ThermoProfen Phase 3 clinical trial program based solely on the positive trends in four pain measurements that were secondary endpoints in the Phase 2 trial. While we believe that a larger patient population in the Phase 3 study will demonstrate statistical significance in the pain measurements that trended positively in the Phase 2 trial, there can be no assurance that our Phase 3 program will be successful.

We plan to enroll 1,500 patients in each of two Phase 3 clinical trials as part of the ThermoProfen clinical trial program. ThermoProfen will not be approved if it does not demonstrate acceptable safety and efficacy in these Phase 3 clinical trials or otherwise does not meet applicable regulatory standards for approval, or if ThermoProfen does not offer therapeutic or other improvements over existing or future drugs used to treat the same or similar conditions. Even if ThermoProfen offers therapeutic benefits, we may have failed to design the clinical trials to demonstrate efficacy of sufficient statistical significance for approval. Other factors, such as control response and patient dropout may cause our clinical trials to be interrupted, delayed or fail to meet their endpoints.

The ThermoProfen product candidate to be used for the primary efficacy trials in the ThermoProfen Phase 3 clinical trial program is substantially different than that used in the Phase 2 trial. The ThermoProfen unit in the Phase 3 clinical trial program will contain 136 mg of ketoprofen in a 172 cm2 patch compared to the 72 mg of ketoprofen in a 100 cm2 patch studied in the Phase 2 trial. The Phase 3 clinical trial program also uses integrated CHADD units assembled in an automated process compared to the separate CHADD units placed in pouches and assembled manually for the Phase 2 clinical trial.

The placebo or control groups in clinical trials of transdermal chronic pain products tend to have higher response rates than the comparable groups in trials of oral medications. Moreover, the two control groups to be used in the Phase 3 efficacy trials of ThermoProfen will use patches with CHADD heating units and no ketoprofen or patches with ketoprofen and no CHADD heating units. We expect that these control groups will have a higher response rate than the response rate in the control group in the Phase 2 trial that received a patch with short duration of heat or the response rates to placebos in clinical trials of oral medications. A higher control response rate in the Phase 3 efficacy trials will make it more difficult to demonstrate a statistically significant difference (if a statistical difference can be shown in the studies) in the proportion of patients with a 30% or greater decrease in pain intensity in the ThermoProfen group compared to either of the control groups. In both Phase 3 studies, ThermoProfen will have to demonstrate a statistically significant increase in the proportion of patients reporting a decrease in pain intensity compared to both control groups in order to be approved for marketing.

These differences in the Phase 3 product candidate and control groups compared to the Phase 2 clinical trial product candidate and control group mean that the results of the Phase 2 trial should not be used to predict the outcome of the Phase 3 efficacy trials. For these and other reasons, the ThermoProfen Phase 3 clinical trial program may not be sufficient to demonstrate that ThermoProfen is safe and effective according to FDA standards in treating pain associated with OA of the knee.

Because pain is measured subjectively, patient responses to either ThermoProfen or control will both depend on their subjective impressions. In our Phase 3 clinical trials we intend to use the VAS scale, which is an inherently subjective measure. In addition, analgesics trials have high dropout rates compared to trials of other drugs because patients are not usually permitted to take other analgesics during the trial. If patient dropouts in our ThermoProfen clinical trials exceed our expectations, we may have insufficient data to demonstrate efficacy.

If our Phase 3 efficacy trials do not include an adequate number of participants, we will not be able to demonstrate a statistically significant benefit for ThermoProfen.

We plan to have an independent statistician conduct an interim analysis after 100 patients have completed each arm of the first efficacy study to evaluate whether the 500 patients in each group will be sufficient to detect a statistically significant difference in the proportion of patients who achieve the trials’

endpoints. If the interim analysis determines that 500 patients in each arm is not sufficient to meet the primary endpoint, we may terminate the trial and development of ThermoProfen or increase the number of patients in each group to attempt to demonstrate a statistically significant difference in the proportion of patients with a 30% or greater decrease in pain intensity in the ThermoProfen group compared to the two control groups. If we decide to increase the number of patients in each group, the trial results will take longer than we currently anticipate and the costs of the trials will increase, potentially significantly. Even if we choose to increase the group sizes, ThermoProfen may still fail to demonstrate a statistically significant increase in the proportion of patients reporting a decrease in pain intensity compared to the control groups. If the independent statistician informs us they believe that 500 patients in each arm is adequate, the Phase 3 trials for ThermoProfen may still not be successful.

We manufacture ThermoProfen ourselves for use in clinical trials and may manufacture ThermoProfen for commercial sales. If we are unable to manufacture ThermoProfen in either sufficient quantity or quality, our clinical trials could be interrupted or our commercial sales limited.

We plan to manufacture all necessary clinical trial materials for ThermoProfen’s Phase 3 clinical trials. If we are unable to manufacture sufficient quantity of clinical trial materials, or if such materials are of inadequate quality, our Phase 3 clinical trials will be disrupted or delayed, causing us to incur additional expense if we are required to repeat trials and delaying the time for completion of the clinical trials. When we commence our Phase 3 clinical trials for ThermoProfen, we will not have sufficient clinical trial materials to complete the planned clinical trials, and will have to continue to manufacture ThermoProfen as the clinical trials progress. We have one manufacturing plant, with no redundancy of manufacturing capability. If our manufacturing plant proves inadequate to meet requirements, or we have equipment failures that limit our operating capacity, we do not have an alternative manufacturing arrangement in place and we will face manufacturing delays while we either correct any problems or locate an alternative arrangement. Our ThermoProfen Phase 2 clinical trials used a manually prepared non-integrated CHADD unit, while our ThermoProfen Phase 3 clinical trials will use an integrated CHADD unit, manufactured in higher quantities in an automated process. If the CHADD units cannot be manufactured for our Phase 3 clinical trials or do not perform within acceptable specifications, we will not be able to begin or complete the Phase 3 clinical trials on our planned schedule.

Additionally, we may manufacture ThermoProfen ourselves for commercial sale, if approved. In addition to manufacturing the CHADD unit, we also may decide to manufacture the drug-and-adhesive matrix for ThermoProfen. In order to manufacture ThermoProfen for commercial sale, we would have to significantly expand our manufacturing capacity. This would require us to hire more employees, lease or purchase additional manufacturing and warehousing space and acquire, install, inspect and calibrate more manufacturing equipment. We would also need to improve our manufacturing process and meet FDA good manufacturing practice standards and would be inspected by the FDA periodically. The proceeds from this offering will not be sufficient to fund the building of a commercial manufacturing capability, and we would need to raise additional capital.

Our success depends substantially on ThermoProfen, our lead product candidate, and we cannot give any assurance that we will be able to successfully commercialize ThermoProfen.

We will not achieve profitability from sales of Synera and Pliaglis alone, and are dependent on the successful commercialization of ThermoProfen to achieve profitability. We have not proven our ability to commercialize products ourselves. Problems frequently encountered in connection with the development and utilization of new and unproven technologies and the competitive environment in which we operate, both currently and in the future, might limit our ability to develop commercially successful products.

Our ability to generate product revenue in the future is therefore dependent on the successful development and commercialization of our product candidates. We do not expect any of our current product candidates to be commercially available before 2011, if at all. If we are unable to make our product candidates commercially available, we will not generate sufficient product revenues to achieve profitability and we will not be successful.

If we commit to manufacture ThermoProfen ourselves and are unable to manufacture ThermoProfen timely and in commercial quantities at an acceptable cost, our revenues may not materialize. Additionally, ThermoProfen is being developed for a specific indication and we will need to develop a sales and marketing capability to successfully reach our desired market. If we are unable to reach the desired market, our sales will be adversely affected. The proceeds from this offering will not be sufficient to fund the building of a sales and marketing force for ThermoProfen, and we plan to raise additional capital. Even if ThermoProfen is approved for commercialization and we successfully manufacture ThermoProfen and build a sales and marketing capability, ThermoProfen may not be accepted by patients, the medical community or for reimbursement by third party payors, any of which would significantly adversely affect its commercialization.

We depend on the success of our two existing products, Synera and Pliaglis, and the efforts of our commercialization partners for those products, to help us build revenues.

Synera and Pliaglis are our only commercial products. Synera, which was launched in the United States by Endo in June of 2006, generated approximately $6.7 million and $3.1 million in milestone revenue during the year ended December 31, 2006 and the three months ended March 31, 2007. We expect Pliaglis, which has been licensed to Galderma, to be launched in the second half of 2007. Milestone revenue from Synera accounted for approximately 88% of our revenue in fiscal 2006 and 94% of our revenue during the three months ended March 31, 2007. In the near term, we anticipate that our ability to generate royalty revenues will depend largely on the success of Synera and Pliaglis. Any failure in the commercialization of these products would have a negative impact on our revenues and ability to execute our business strategy.

Our revenues from Synera and Rapydan are dependent on successful commercialization of these products by our partners. We have relinquished important rights to them and are not able to control the amount and timing of resources that they devote to the marketing and commercialization of Synera and Rapydan. Our license agreement with Endo does not provide for minimum royalties in the United States, so we have no certainty of royalty revenues. Additionally, our agreement with Endo does not provide us any buyback rights in the event Endo fails to commercialize Synera. Endo and EUSA Pharma may elect to commit their resources to other programs. To date, Endo has not recognized any revenue on shipments of Synera to distributors. Failure by Endo or EUSA Pharma to commercialize or market Synera or Rapydan would substantially reduce our potential revenues.

We have two Phase 4 trials planned for Synera that are intended to expand its use. We will incur additional expenses for those trials. If those trials are not successful, Synera use may not expand. Additionally, our potential royalty revenue on Synera may be limited if Endo is unable or unwilling to pursue approval for additional indications.

We currently have an agreement with Ortho-McNeil Pharmaceuticals for the manufacture of Pliaglis. The manufacturing of Pliaglis needs to be transitioned to Galderma prior to December 31, 2008. If there are problems in the transition of the manufacturing, there may be an interruption in sales of Pliaglis, which would adversely affect our royalty revenues and adoption of Pliaglis. We are entitled to a milestone payment upon delivery of the third commercial batch of Pliaglis to Galderma, which will not be received when currently expected if the delivery is not made on time. Under our agreement with Galderma, we do not have control over pricing of Pliaglis. If Pliaglis is priced too high, there may be a lower rate of adoption by physicians.

There is no established market for either Synera or Pliaglis, so we are unable to predict timing or amount of royalty revenues and milestone payments from either product. Synera and Pliaglis may not be accepted by patients, the medical community or for reimbursement by third party payors, any of which would significantly adversely affect its commercialization. Our existing marketing arrangements for Synera and Pliaglis, and any other similar arrangements we may enter into for future products, subject us to a number of additional risks, including:

•	we may not be able to control the amount and timing of resources that our partners devote to the development or commercialization of product candidates;

•	partners may have limited experience in commercializing products similar to ours;

•	partners may not commit adequate resources to the marketing and distribution of our products, limiting our potential revenues from these products;

•	disputes may arise between us and our partners that result in the delay or termination of the commercialization of our products or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;

•	partners may experience financial difficulties;

•	partners may not properly maintain or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•	business combinations or significant changes in a partner’s business strategy may also adversely affect a partner’s willingness or ability to complete its obligations under any arrangement; and

•	partners could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors.

In addition, even after these products are approved, the FDA, the EMEA and other regulatory agencies may require us to remove our products from the market. If we are unable to continue to successfully commercialize and generate reoccurring royalty revenue from Synera and Pliaglis, our results of operations and future prospects will suffer.

We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

We will need to raise additional capital to fund our operations and to develop our product candidates. If any of our product candidates, including ThermoProfen, receives regulatory approval for commercial sale, we will need to raise additional capital to fund our commercialization efforts, including manufacturing development and the development of a specialty sales force, for which the proceeds from this offering will not be sufficient. Our future capital requirements will, therefore, be substantial and will depend on many factors including:

•	the scope, rate of progress, results and costs of our preclinical studies, clinical trials and other research and development activities, and our manufacturing development and commercial manufacturing activities;

•	the cost, timing and outcomes of regulatory proceedings;

•	the cost and timing of developing sales and marketing capabilities;

•	the timing and amount of any revenues received from current and any future products;

•	payments received under any partnerships and government grants;

•	the filing, prosecution and enforcement of patent claims; and

•	the costs and timing associated with commercializing our product candidates if they receive regulatory approval.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We may be unable to raise sufficient additional capital on favorable terms to us, or at all. If we fail to raise sufficient funds, we may have to terminate or delay clinical trials for one or more of our product candidates, delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates, curtail research and development programs that are designed to identify new product candidates or cease operations, or we may be required to enter into a partnership at an earlier stage of development than currently anticipated. We anticipate that the net proceeds of this offering and interest earned thereon, together with existing cash, cash equivalents and marketable securities, as well as our anticipated royalties and milestone payments from our existing partnering arrangements, will enable us to maintain our currently planned operations through at least the next 18 months. Our estimates of future capital use and income from royalties and milestone payments are uncertain, and changes in our development plans, partnering activities, regulatory requirements and other developments may increase our rate of spending, decrease the amount of revenue from partnering arrangements and decrease the amount of time our available resources will fund our operations.

We may never be able to generate a sufficient amount of product revenue to cover our expenses. Until we do, we expect to finance our future cash needs through public or private equity offerings, debt financings, partnerships or licensing arrangements, as well as interest income earned on cash balances. If we raise additional funds by issuing equity securities, our stockholders may experience voting and financial dilution. Any financing transaction may contain unfavorable terms. If we raise additional funds through partnerships, we may be required to relinquish rights to our product candidates or technologies, or to grant licenses on terms that are not favorable to us.

If our product candidates do not meet safety and efficacy endpoints required in our clinical trials, they will not receive regulatory approval, and we will be unable to market them.

Our product candidates are in preclinical and clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. To obtain regulatory approval to market and sell ThermoProfen, or any other product candidates, we must satisfy the FDA, the EMEA, and other regulatory agencies through extensive preclinical and clinical studies, that our product candidates are both safe and effective. The preclinical and clinical development and regulatory approval processes are extremely expensive and takes many years. The timing of any approval cannot be accurately predicted. The approval of Synera and Pliaglis took longer than we had projected and, we may fail to meet our projected timelines for approval of our current and future product candidates, including ThermoProfen. In 2006, we terminated a Phase 2 clinical program when we determined the product candidate would not be able to achieve required regulatory approval within the desired timeframe. We may decide in the future to terminate preclinical or clinical programs, even after expending substantial amounts of capital on those programs. If we fail to obtain regulatory approval for our current or future product candidates, we will be unable to market and sell them and therefore may never be profitable.

As part of the regulatory process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy to the satisfaction of the FDA, the EMEA, and other regulatory agencies. The number and design of clinical trials that will be required varies depending on the product candidate, the condition being evaluated, the trial results and regulations applicable to any particular product candidate. Prior clinical trial program designs and results are not necessarily predictive of future clinical trial designs or results. Preliminary results may not be confirmed upon full analysis of the detailed results of a trial. Product candidates in later stage clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials with acceptable endpoints.

If our product candidates fail to show a clinically significant benefit, they will not be approved for marketing. Our CHADD technology facilitates the extended local delivery of drug in a manner for which there currently are no similar approved products. The clinical trials for ThermoProfen use a heat control (a heat generating patch with no drug) to generate controlled heat, which has the potential to create a sustained control response and this makes it more difficult to demonstrate a statistically significant benefit. Device failure rates higher than we anticipate may result in clinical trials that do not meet their specific efficacy endpoints. The design of our clinical trials is based on many assumptions about the expected effect of our product candidates and the study controls. If those assumptions prove incorrect, the clinical trials may not produce statistically significant results. We cannot assure you that the design of, or data collected from, the clinical trials of our product candidates will be sufficient to support approval by the FDA, the EMEA, and other regulatory agencies.

Unless our preclinical studies demonstrate the safety of our product candidates, we will not be able to conduct clinical trials on those product candidates.

Companies developing products similar to ours have not defined or successfully completed the types of preclinical studies we believe will be required for submission to regulatory authorities as we seek approval to conduct our clinical trials. We may not conduct the types of preclinical testing eventually required by regulatory authorities, or the preclinical tests may indicate that our product candidates are not safe for use in humans. Preclinical testing is expensive, can take many years and have an uncertain outcome. In addition, success in initial preclinical testing does not ensure that later preclinical testing will be successful. We have observed adverse side effects in our preclinical studies and clinical trials, including headache, swelling, redness and others, and it is likely that we will continue to observe adverse side effects in our current and future preclinical studies and clinical trials. These adverse side effects, or other unforeseen events during, or as a result of, the preclinical studies or clinical testing process, could delay or prevent our ability to develop or commercialize our product candidates, including:

•	our preclinical testing may produce inconclusive safety results, which may require us to conduct additional preclinical testing or to abandon product candidates that we believed to be promising;

•	our product candidates may have unfavorable pharmacology, toxicology or carcinogenicity;

•	our product candidates may cause undesirable side effects; and

•	our preclinical testing may not predict the safety of our product candidates in humans.

Even if we view these adverse side effects at the time as not severe, we or the FDA may later determine that the magnitude or frequency of such side effects are cause to delay or halt a development program or not approve a product candidate. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which would adversely impact our financial results and prospects.

Failure or delay in commencing or completing clinical trials for our product candidates could harm our business.

We have not completed all the clinical trials necessary to support an application with the FDA for approval to market any of our product candidates. Current and planned clinical trials may be delayed or terminated as a result of many factors, including:

•	delays or failure in reaching agreement on clinical trial protocols with regulatory authorities;

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective sites;

•	regulators or institutional review boards may not authorize us to commence a clinical trial;

•	regulators or institutional review boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•	we may suspend or terminate our clinical trials if we believe that they expose the participating patients to unacceptable health risks;

•	we may experience slower than expected patient enrollment, lack of a sufficient number of investigators to support our clinical trials or lack of a sufficient number of patients that meet the enrollment criteria for our clinical trials;

•	patients may not complete clinical trials due to safety issues, side effects, dissatisfaction with the product candidate, or other reasons;

•	we may have difficulty in maintaining contact with patients after treatment, or patients in our clinical trials may not report accurately or timely, preventing us from collecting the data required by our study protocol;

•	insufficient availability of clinical trial materials to complete the trial without interruption;

•	unforeseen safety issues or side effects;

•	lack of efficacy of product candidates during clinical trials; and

•	we may experience governmental or regulatory delays, failure to obtain regulatory approval or changes in regulatory requirements, policy and guidelines.

Any delay in commencing or completing clinical trials for our product candidates would delay commercialization of our product candidates and harm our business and financial condition. It is possible that none of our product candidates will complete clinical trials or receive regulatory approval, which would severely harm our business and financial condition or cause our business to fail.

Regulatory authorities may not approve our product candidates even if they meet safety and efficacy endpoints in clinical trials.

The FDA, the EMEA and other regulatory agencies can delay, limit or deny marketing approval for many reasons, including the manufacturing processes or facilities we have selected may not meet the applicable requirements and changes in their approval policies or adoption of new regulations may require additional work on our part.

Any delay in, or failure to receive or maintain approval for any of our product candidates, or to receive commercially viable labeling for an approved product, could prevent us from ever generating meaningful revenues or achieving profitability.

We commenced Phase 3 clinical trials for ThermoProfen in June 2007. Ketoprofen DuraPeel and our alprazolam patch are in Phase 1 clinical development. Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, the EMEA and other regulatory agencies, or their respective advisors may disagree with our trial design and our interpretations of data from preclinical studies and clinical trials. Regulatory agencies, including the FDA, the EMEA and other regulatory agencies, may change requirements for approval even after providing input on a clinical trial design. Regulatory agencies also may approve a product candidate for fewer or more limited indications than requested or may only grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

Reports of side effects or safety concerns in related technology fields or in other companies’ clinical trials could delay or prevent us from obtaining regulatory approval or negatively impact public perception of our product candidates.

There may be clinical trials being conducted by us or other pharmaceutical companies involving compounds similar to, or competitive with, our other product candidates. If other pharmaceutical companies announce that they observed frequent adverse events in their trials involving similar drugs, or if ThermoProfen or our other products or product candidates become associated with a significantly increased frequency of adverse events, we could encounter delays in the timing of our clinical trials, be required to repeat clinical or preclinical studies, have difficulty enrolling patients, find that clinical trial liability insurance is prohibitively expensive or unavailable or be unable to obtain the approval of our product candidates. The public perception of our products might be adversely affected, which could harm our business and results of operations and cause the market price of our common stock to decline, even if the concern relates to another company’s product.

If we fail to gain market acceptance among physicians, patients, third-party payors and the medical community, we will not become profitable.

Our current products, or any future products, may not gain acceptance among physicians, patients, third-party payors and the medical community. If our products do not achieve an adequate level of acceptance, we will not generate sufficient product revenues to become profitable. The degree of market acceptance of any of our current or future products will depend on a number of factors, including:

•	demonstration of efficacy and safety in clinical trials;

•	the existence, prevalence and severity of any side effects;

•	potential or perceived advantages or disadvantages compared to alternative treatments;

•	perceptions about the relative efficacy ease of use, comfort or safety of our platform technology;

•	perceptions about the relationship or similarity between our product candidates and the parent drug compound upon which each product candidate is based;

•	the timing of market entry relative to competitive treatments;

•	the ability to offer any future products for sale at competitive prices;

•	relative convenience, product dependability and ease of administration;

•	the strength of marketing and distribution support;

•	the sufficiency of coverage and reimbursement of our product candidates by governmental and other third-party payors; and

•	the product labeling or product insert required by the FDA, the EMEA and other regulatory agencies.

Our current products and product candidates will remain subject to ongoing regulatory review even if they receive marketing approval. If we fail to comply with continuing regulations or our products are misused, we could lose these approvals, and the sale of any current and future products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the FDA, the EMEA or another regulatory agency could condition approval on conducting additional costly post-approval studies or could limit the scope of our approved labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, require restrictive labeling, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries. In addition, we will continue to be subject to FDA and EMEA review and periodic inspections to ensure adherence to applicable regulations. After receiving marketing approval, the FDA imposes extensive regulatory requirements on the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product.

If we fail to comply with the regulatory requirements of the FDA, the EMEA and other regulatory agencies or previously unknown problems with any future products, suppliers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, suppliers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.

Additionally, our products and product candidates may cause severe adverse effects if used improperly, which may result in recalls, relabeling, loss of approval or loss of market acceptance. Our alprazolam patch contains an ingredient that could present a skin irritation risk. Patients using alprazolam have also experienced withdrawal and addiction issues. Pliaglis, and possibly other drugs contained in our products and product candidates, may be toxic if spread over too much surface area of the skin. In our ThermoProfen Phase 2 trials, patients reported redness, swelling and other mild to moderate adverse events. Additional or more severe adverse events may occur in future trials or after our products are commercialized. Our CHADD unit poses a burn hazard if the unit itself is opened and the oxidizing materials contact the skin directly.

Our products are subject to recalls even after receiving regulatory clearance or approval from the FDA, the EMEA and other regulatory agencies. Recalls could harm our reputation and business.

We are subject to ongoing reporting regulations that require us to report to the FDA, the EMEA and other regulatory agencies if our products cause or contribute to a death or serious injury. These reports can lead to stricter safety warnings on product labeling, voluntary company recalls or withdrawal of the product from the market. In addition, if we become aware of adverse event reports, manufacturing defects or insufficient labeling, we may voluntarily elect to recall one of our products. Any voluntary recall, which we must report to the FDA, the EMEA and other regulatory agencies, which supervises all such recalls, would divert managerial and financial resources and could harm our reputation with our customers, third party payors and with the health care professionals who recommend our products, which would have a material adverse effect on our business.

The pharmaceutical industry is subject to significant regulation in the United States in addition to FDA regulations, and failure to comply with those additional regulations would result in significant penalties.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include antikickback statutes and false claims statutes.

The federal health care program antikickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from antikickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal antikickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities and those of our marketing partners could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

In addition, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is regulated by the FDA and other governmental authorities, including, in particular, requirements concerning record keeping and control procedures. Any failure to comply with the regulations may result in significant criminal and civil penalties as well as damage to our credibility in the marketplace.

Future legislative or regulatory changes to the regulatory approval system may affect our ability to obtain approval for our new products or to produce or market our existing products.

Legislative and regulatory proposals are currently being considered that could alter the review and approval process relating to pharmaceutical products. It is very possible that the Congress, FDA, or other governmental authorities will issue additional legislation or regulations further restricting the development, manufacture or sale of our present or future pharmaceutical products. Any change in legislation or regulations that govern the review and approval process relating to our current and future pharmaceutical products could make it more difficult and costly to obtain approval for new pharmaceutical products, or to produce, market and distribute existing pharmaceutical products.

We rely on third parties to conduct our preclinical studies and our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for our product candidates, or we may be delayed in doing so.

We do not have the ability to conduct preclinical studies or clinical trials independently for our product candidates. We must rely on third parties, such as contract research organizations, medical institutions, academic institutions, clinical investigators and contract laboratories, to conduct our preclinical studies and clinical trials. We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Our reliance on third parties does not relieve us of responsibility for ensuring compliance with FDA regulations and standards for conducting, monitoring, recording and reporting of preclinical and clinical trials. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines, fail to comply with the FDA’s good laboratory practice guidelines or good clinical practice regulations, do not adhere to our preclinical and clinical trial protocols, suffer an unforeseen accident unrelated to our agreement with them that delays the clinical trial or otherwise fail to generate reliable clinical data, we may need to enter into new arrangements with alternative third parties. The time and resources required to find and enter into such new arrangements would cause our clinical trials to be extended, delayed or terminated or create the need for them to be repeated, and we may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.

Problems with the third parties that manufacture the active pharmaceutical ingredients or other components in our product candidates may delay our clinical trials or subject us to liability.

We do not currently own or operate manufacturing facilities for clinical or commercial production of the active pharmaceutical ingredient, or API, used in any of our current products or product candidates. We have no experience in drug manufacturing and we lack the resources and the capability to manufacture any of the APIs used in our current products or product candidates, on either a clinical or commercial scale. As a result, we rely on third parties to supply the API used in our products and product candidates. We expect to continue to depend on third parties to supply the API for our lead product candidates and any additional product candidates we develop in the foreseeable future.

We outsource the manufacturing of some of the components of ThermoProfen and other product candidates. We have no experience in the manufacturing of these components, and we currently lack the resources and the capability to manufacture them, on either a clinical or commercial scale. As a result, we rely on third parties to supply these components. We expect to continue to depend on third parties to supply these components for our current product candidates and those we develop in the foreseeable future. In the future, we may outsource the manufacture of additional components.

An API manufacturer must meet high precision and quality standards for that API to meet regulatory specifications and comply with regulatory requirements. A contract manufacturer is subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with current good manufacturing practice, or cGMP, and other applicable government regulations and corresponding foreign standards. Additionally, a contract manufacturer must pass a pre-approval inspection by the FDA to ensure strict compliance with cGMP prior to the FDA’s approval of any of our product candidates. A contract manufacturer’s failure to conform with cGMP could result in the FDA’s refusal to approve, or a delay in the FDA’s approval of, a product candidate for marketing. We are ultimately responsible for confirming that the APIs used in our product candidates are manufactured in accordance with applicable regulations.

The third party suppliers of the device components of our approved and potential products must meet high precision and quality standards for those components to comply with regulatory requirements. A contract manufacturer of device components is subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with the FDA’s Quality System Regulation, or QSR, which sets forth the FDA’s current good manufacturing practice requirements for medical devices and their components, and other applicable government regulations and corresponding foreign standards. We are ultimately responsible for confirming that the components used in the CHADD system are manufactured in accordance with the QSR or other applicable regulations.

Our third party suppliers may not carry out their contractual obligations or meet our deadlines. In addition, the API or other components they supply to us may not meet our specifications and quality policies and procedures. If we need to find alternative suppliers of the API or other components used in any of our product candidates, we may not be able to contract for such supplies on acceptable terms, if at all. Any such failure to supply or delay caused by such contract manufacturers would have an adverse affect on our ability to continue clinical development of our product candidates or commercialize any future products.

If our third party suppliers fail to achieve and maintain high manufacturing standards in compliance with applicable regulations, we could be subject to certain product liability claims in the event such failure to comply resulted in defective products that caused injury or harm.

If we do not establish and maintain development and commercialization arrangements, we may undertake development and commercialization efforts on our own, which will be costly and may limit our ability to commercialize any future products.

Key elements of our business strategy are to complete the clinical development of ThermoProfen and our other product candidates on our own, while selectively partnering with pharmaceutical and biotechnology companies to obtain assistance for the potential commercialization of certain of our product candidates. Our plan to complete the clinical development of product candidates on our own means that we will fully bear the risks of failure of clinical programs, rather than sharing those risks with a larger partner with greater financial resources. In addition to our existing commercialization arrangements for Pliaglis and Synera, we intend to enter into arrangements with third parties to commercialize our product candidates that are intended for larger markets, such as the primary care market. We face significant competition in seeking appropriate partners, and negotiating and documentation of such arrangements can be intricate, expensive and time consuming. We may not be able to negotiate additional commercialization arrangements on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any additional arrangements because of the numerous risks and uncertainties associated with establishing them. If we are unable to, or decide not to, negotiate a commercialization arrangement for a particular product we may be forced to reduce or delay its potential commercialization, reduce the scope of our sales or marketing activities or undertake commercialization activities at our own expense. In order to fund development or commercialization activities on our own, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.

If we enter into future development and/or commercialization arrangements, we also may be required to relinquish important rights to and control over the development of our product candidates or otherwise be subject to terms unfavorable to us.

While we do not currently contemplate entering into development arrangements for any of our current product candidates, we may decide to do so for future product candidates. Additionally, a key element of our strategy is to establish partnering arrangements for the commercialization of our products, if approved. Our current commercialization arrangements, and any future development or commercialization arrangements we may enter into, subject us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our partners devote to the development or commercialization of product candidates;

•	partners may have limited experience in developing or commercializing products similar to ours;

•	partners may delay clinical trials, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new version of a product candidate for clinical testing in the furtherance of their own business objectives, which may not be aligned with our own;

•	partners may not pursue further development and commercialization of products resulting from the partnering arrangement or may elect to discontinue research and development programs;

•	partners may not commit adequate resources to the marketing and distribution of any future products, limiting our potential revenues from these products;

•	disputes may arise between us and our partners that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;

•	partners may experience financial difficulties;

•	partners may not properly maintain or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•	business combinations or significant changes in a partner’s business strategy may also adversely affect a partner’s willingness or ability to complete its obligations under any arrangement;

•	partners could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

•	partners could terminate the arrangement or allow it to expire, which would delay the development or commercialization and may increase the cost of developing our product candidates or cause us to incur unplanned costs in assuming the commercialization efforts on our own.

Because we have a number of product candidates and are considering a variety of target indications, we may expend our limited resources to pursue a particular candidate or indication and fail to capitalize on candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus on research programs and product candidates for the specific indications that we believe are the most commercially promising. As a result, we may decide to forego or delay pursuit of opportunities with other product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. In addition, we may spend valuable time and managerial and financial resources on research programs and product candidates for specific indications that ultimately do not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization.

Competition in the pharmaceutical industry is intense. If our competitors are able to develop and market products that are more effective, safer or less costly than any future products that we may develop, our commercial opportunity will be reduced or eliminated.

We face competition from established as well as emerging pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any future products that we may develop and commercialize. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us and our partners and impair our or our partners’ ability to commercialize our product candidates.

Synera and Pliaglis both face competition from EMLA (a eutectic mixture of local anesthetics), LMX and other compounded anesthetic creams. EMLA is a cream comprised of 2.5% lidocaine and 2.5% prilocaine, available in both the United States and Europe and marketed by Abraxis Bioscience. LMX is comprised of a lidocaine cream and is marketed by Ferndale Laboratories in the United States. Compounded anesthetic creams are prepared by compounding pharmacists and are available for several active local anesthetics, delivery vehicles, and dosage forms. Compounded anesthetic creams are used in the United States by cosmetic dermatologists. ThermoProfen faces competition from aspirin, acetaminophen, non-steroidal anti-inflammatory drugs (NSAIDs) such as ibuprofen, and Cox-2 inhibitors such as Celebrex. The FDA recently approved Institut Biochimique SA’s Flector, a topical NSAID patch, for marketing in the United States for acute pain from strains, sprains and contusions.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Established pharmaceutical companies may invest heavily to discover quickly and develop novel compounds or drug delivery technology that could make our products and product candidates obsolete. Smaller or early stage companies may also prove to be significant competitors, particularly through partnerships with large and established companies. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Accordingly, our competitors may succeed in obtaining patent protection, receiving approval from the FDA, the EMEA, or other regulatory agencies, or discovering, developing and commercializing products before we do. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition will suffer.

In the marketplace, we compete or may eventually compete with other companies and organizations that are marketing or developing therapies for our targeted disease indications. These include major pharmaceutical firms such as Johnson and Johnson, Pfizer, Cephalon, Endo, Medicis and Allergan. In addition to those listed above, other potential competitors may be developing competing products. We anticipate that competition in our industry will increase. In addition, the health care industry is characterized by rapid technological change, resulting in new product introductions and other technological advancements. Our competitors may develop and market products that render our current products or any future products non-competitive or otherwise obsolete.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate significant product revenue.

We do not have a sales and marketing organization and have no experience in the sales, marketing and distribution of pharmaceutical products. There are risks involved with establishing our own sales and marketing capabilities, as well as entering into arrangements with third parties to perform these services. Developing an internal sales force is expensive and time consuming and could delay any product launch. If we enter into arrangements with third parties to perform sales, marketing and distribution services, our revenues or profits may be lower than if we market and sell any products that we develop ourselves.

We intend to establish our own specialty sales force and may engage pharmaceutical or other healthcare companies with existing sales and marketing organization and distribution systems to sell, market and distribute any future products. We may not be able to establish a specialty sales force or establish sales and distribution relationships on acceptable terms. Factors that may inhibit our efforts to commercialize any future products without partners or licensees include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

Because the establishment of sales and marketing capabilities depends on the progress towards commercialization of our product candidates and because of the numerous risks and uncertainties involved with establishing our own sales and marketing capabilities, we are unable to predict when, if ever, we will establish our own sales and marketing capabilities. If we are not able to partner with a third party and are unsuccessful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.

If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to develop or commercialize our product candidates.

We are highly dependent on our President and Chief Executive Officer, Robert Lippert, and our Chief Scientific Officer, Dr. Jie Zhang, and the loss of either of their services would cause disruption in our business and would likely adversely impact the achievement of our objectives. While we have entered into employment agreements with Mr. Lippert, Dr. Zhang and each of our other executive officers, we cannot assure you that we will continue to be able to retain their services. In addition, recruiting and retaining qualified clinical, scientific and engineering personnel to manage clinical trials of our product candidates and to perform future research and development work will be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. Competition for experienced management and clinical, scientific and engineering personnel from numerous companies and academic and other research institutions may limit our ability to do attract and retain qualified personnel on acceptable terms. In addition, any of our employees could leave our employment at will. Failure to attract and retain personnel would prevent us from developing and commercializing our product candidates.

We may encounter difficulties in managing our growth, which could increase our losses.

We expect to experience substantial growth in our business over the next few years. We expect to increase our number of employees substantially to service our internal programs and planned partnering arrangements to establish commercial manufacturing capability and a specialty sales force for ThermoProfen and certain other of our current product candidates. This growth will place a strain on our human and capital resources. If we are unable to manage this growth effectively, our losses could increase and we could suffer serious setbacks in our business. Our need to manage our operations and growth effectively requires us to continue to expend funds to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. If we are unable to implement improvements to our management information and control systems successfully in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then management may receive inadequate information to manage our day-to-day operations.

We may incur significant costs due to the application of Section 409A of the Internal Revenue Code.

The estimated fair value of the common stock underlying our stock options was originally estimated in good faith by our board of directors based upon the best information available on the dates of grant. During the year ended December 31, 2006 and the three months ended March 31, 2007, we did not obtain contemporaneous valuations from an independent valuation firm. As further discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Stock-Based Compensation,” in anticipation of this proposed initial public offering, we hired an independent valuation firm to determine the estimated fair value of our common stock for financial reporting purposes as of January 6, 2006, July 11, 2006 and December 22, 2006. The estimated fair value of the common stock determined by the independent valuation firm was higher than the exercise price of stock options we had previously granted at or near such dates by a weighted average per share amount of approximately $11.82.

If the Internal Revenue Service (IRS) were to determine that the fair market value of our common stock was higher than the exercise price of any of our options as of the grant date of such options (unless such options were subject to a fixed exercise schedule), either in accordance with our financial reporting valuation or under a different methodology, and if we take no remedial action, then we and our option holders may experience adverse tax consequences under Section 409A of the Internal Revenue Code, or Code, and related provisions, including the imposition of future tax liabilities and penalties based on the spread between the fair market value and the exercise price at the time of option vesting, and on future increases (if any) in the value of our stock after the vesting date. If all of our stock options outstanding as of March 31, 2007 (other than options canceled after that date) were fully-vested, the approximate tax liabilities and penalties (based on an estimated value of our common stock of $15.48 per share) would be as follows:

•	$810,000 for income tax withholding and the employee’s share of employment taxes;

•	$160,000 for our share of employment taxes;

•	$410,000 for an additional tax penalty on option holders under Section 409A of the Code; and

•	An additional interest amount imposed on option holders under Section 409A of the Code. This amount would be de minimis as of March 31, 2007, but would increase as additional time elapses from the date of option vesting.

These amounts could increase if the value of our common stock is greater than $15.48 per share either as of the actual stock option vesting dates or after such dates and before affected stock options are exercised in such a scenario.

The imposition of such liabilities may affect a significant portion of our employees and could adversely affect employee morale and our business operations. As a result, we may take remedial action to address this risk. Such action may include cash payments to adversely affected option holders, a tender offer to amend or replace affected options or other possibilities. We cannot predict whether we will take such remedial actions, the costs of the remedial actions if we do take them or the costs to satisfy any associated liabilities. If we take remedial action or the IRS seeks to impose penalties on us, we anticipate that the costs may be significant and could materially increase our net losses above our current expectations.

Our ability to generate revenue from any products that we have developed or may develop could depend, in significant part, on the sufficiency of third-party coverage and reimbursement of such products.

Our ability to commercialize successfully and to have successful partnerships for our approved products or future products depends in significant part on the availability of adequate coverage and reimbursement from third-party payors, including governmental payors such as the Medicare and Medicaid programs, managed care organizations, and private health insurers. Third-party payors increasingly are challenging prices charged for medical products and services and may consider products that we may develop less safe, less effective or less cost effective than existing products. Therefore, third-party payors may not provide coverage and reimbursement for our products, in whole or in part.

In addition, the market for our future products will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement.

Industry competition to be included in such formularies results in downward pricing pressures on pharmaceutical companies. Third-party payors may refuse to include a particular branded drug in their formularies when a generic equivalent is available.

Although we believe any products that we may develop will be sufficiently different from the generic drugs upon which they are based, so as to be considered unique and not subject to substitution by a generic drug, it is possible that a third-party payor may take a different view. In any event, even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of the existing parent generic drug may limit the amount we will be able to charge for our products.

We cannot provide assurances that our products will be placed on third-party payors’ formularies or that downward pricing pressure in the industry will not adversely affect our results of operations. If coverage or reimbursement for any future products is not available or is not sufficient, we or any partners may not be able to successfully commercialize our future products or may not be able to earn a satisfactory financial return on any products that we take to market.

Outside the United States, regulatory authorities in certain countries set prices for medical products and services. We cannot be sure that any prices set for any products we may develop will be acceptable to us or will enable us to commercialize our products successfully in those markets.

Current healthcare laws and regulations and future legislative or regulatory changes to the healthcare system may affect our ability to sell any products we may develop.

In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, among other things, establishes a new Part D prescription drug benefit beginning January 1, 2006 and changes coverage and reimbursement for drugs under existing benefits. It remains difficult to predict the full impact that the MMA will have on us and our industry, but the general trend has been to present additional pressure to reduce our prices.

We are unable to predict what additional legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. Any cost containment measures or other healthcare system reforms that are adopted could have a material adverse effect on our ability to commercialize successfully any future products or could limit or eliminate our spending on development projects and affect our ultimate profitability.

If plaintiffs bring product liability lawsuits against us, we may incur substantial liabilities and may be required to limit commercialization of our approved products and product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates in clinical trials and face an even greater risk for commercialized products. We may be held liable if any product we develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of merit or eventual outcome, liability claims may result in decreased demand for any product candidates or products that we may develop, injury to our reputation, withdrawal of clinical trials, costs to defend litigation, substantial monetary awards to clinical trial participants or patients, loss of revenue and the inability to commercialize any products that we develop. We have product liability insurance that covers our clinical trials up to a $5 million annual limit. We intend to expand product liability insurance coverage to include the sale of commercial products if we obtain marketing approval for any products that we may develop. However, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or delay the commercialization of our product candidates. If we are sued for any injury caused by any future products, our liability could exceed our total assets.

Our operations involve the use of hazardous chemicals and material, and we are subject to environmental laws and regulations, which can be expensive, and may affect our business and operating results.

Our operations involve the use of hazardous materials; for example, we use solvents and heat producing chemical combinations in the manufacture of our product candidates. Accordingly, we are subject to federal, state and local laws and regulations which govern the use, manufacture, storage, handling, disposal, and human exposure to these materials. We could incur costs, fines, and civil and criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigations or remediation costs, if we were to violate or become liable under environmental laws, and our liability could exceed our assets. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes. We maintain insurance policies for general and product liability; however we do not maintain a policy that insures against claims relating to environmental liabilities, and liability under environmental laws can be joint and several and without regard to comparative fault. If ThermoProfen is approved and we choose to manufacture it ourselves, we would need to increase substantially the amount of the coverage in connection with establishing commercial manufacturing of ThermoProfen. Such increased coverage may not be available on commercially reasonable terms or at all. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business. Compliance with current or future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses.

We will need to implement additional finance and accounting systems, procedures and controls in the future as we grow and to satisfy new reporting requirements.

The laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and rules enacted and proposed by the U.S. Securities and Exchange Commission, or SEC, and by the Nasdaq Stock Market, will result in increased costs to us as we undertake efforts to comply with rules and respond to the requirements applicable to public companies. The rules make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage as compared to the policies previously available to public companies. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

As a public company, we will need to comply with Sarbanes-Oxley and the related rules and regulations of the SEC, including expanded disclosure, accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of Sarbanes-Oxley and other requirements will increase our costs and require additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow to satisfy new reporting requirements. We currently do not have an internal audit group. In addition, we will need to hire additional legal and accounting staff with appropriate public company experience and technical accounting knowledge, and we may not be able to do so in a timely fashion. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2008, which we expect to file in early 2009. If we are unable to complete the required assessment as to the adequacy of our internal reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of December 31, 2008, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.

Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities and equipment, which could cause us to curtail or cease operations.

Our facilities are located in the Salt Lake City area near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any disaster was to occur, our ability to operate our business could be seriously impaired. We currently may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions, and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Related to our Intellectual Property

If our patent position does not adequately protect our products and future products, others will be able to compete against us more directly, which may harm our business.

As of June 8, 2007, our patent portfolio consisted of 21 issued patents and 24 pending U.S. patent applications as well as 7 foreign patents issued and 52 foreign pending patent applications. The active ingredients in our products and most of our product candidates are chemical compounds that have been in existence for many years and are not covered by patents that claim these chemical compounds. Our patents do not and will not contain composition of matter claims for the active ingredients in these products. We can offer no assurance that our patents will effectively exclude competitors from introducing similar or equivalent products.

Our success will depend, in large part, on our ability to obtain additional patents in the United States, maintain our existing patent position and obtain and maintain adequate protection for the other intellectual property incorporated into our products. Our patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. We can offer no assurance that we will receive patents for any of our pending patent applications or any patent applications we may file in the future. In addition, our patents may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications or that we were the first to file for protection of the inventions set forth in these patent applications. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and financial results.

If we are unable to protect the intellectual property rights related to our brands, our ability to compete effectively in the markets for our products could be negatively affected.

A significant part of our business strategy is to position ZARS as a preferred brand for the pain market. We believe that familiarity with our brand is an important competitive factor and that the growth and sustainability of market share for ZARS products will depend to a significant extent upon the goodwill associated with our related trademarks and trade names. Given the insignificant revenues and market presence of our products to date, little goodwill in the ZARS brand currently exists. Although most of our trademarks are registered in the United States, we may not be successful in asserting trademark or trade name protection. If we were to lose the exclusive right to use the ZARS brand name or other brand names we establish or acquire in the future, our sales and operating results could be materially and adversely affected. We could also incur substantial costs to prosecute legal actions relating to the use of our trademarks and trade names, which could have a material adverse effect on our business, results of operations or financial condition.

Additionally, other parties may infringe on our property rights in our trademarks and trade names, which may dilute the value of our brands in the marketplace. Our competitors may also introduce brands that cause confusion with our brands in the marketplace, which could adversely affect the value that our customers associate with our brands and thereby negatively affect our sales. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect those rights through litigation or otherwise. In addition, third parties may assert claims against our trademark and trade name rights, and we may not be able to successfully resolve these claims. In such event, we may lose our ability to use the brand names that are the subject of these claims, which could have a material adverse impact on our sales and operating results. We could also incur substantial costs to defend even those claims that are not ultimately successful, which could materially adversely affect our business, results of operations or financial condition.

If we are unable to protect the confidentiality of our trade secrets and proprietary information, our technology and information may be used by others to compete against us.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We seek to protect this information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. If we do not adequately protect our trade secrets and proprietary information, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and financial results.

If some or all of our patents expire, are invalidated or are unenforceable, or if some or all of our patent applications do not yield issued patents or yield patents with narrow claims, competitors may develop competing products using our or similar intellectual property and our business will suffer.

Our success will depend in part on our ability to obtain and maintain patent and trade secret protection for our technologies, products and product candidates both in the United States and other countries. We do not know whether any patents will issue from any of our pending or future patent applications. In addition, a third party may successfully circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.

The degree of protection for our proprietary technologies and product candidates is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	the claims of our issued patents may not be sufficiently broad to prevent third parties from circumventing them;

•	we may not develop additional proprietary technologies or drug candidates that are patentable;

•	our patent applications or patents may be subject to interference, opposition or similar administrative proceedings;

•	any patents issued to us or our current or potential partners may not provide a basis for commercially viable products or may be challenged by third parties in the course of litigation or administrative proceedings such as reexaminations or interferences; and

•	the patents of others may have an adverse effect on our ability to do business.

Even if valid and enforceable patents cover our product candidates and technologies, the patents will provide protection only for a limited amount of time.

Our and any partners’ ability to obtain patents is uncertain because, to date, some legal principles remain unresolved, there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, and the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Furthermore, the policies governing pharmaceutical and medical device patents outside the United States may be even more uncertain. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

Even if patents are issued regarding our product candidates or methods of using them, those patents can be challenged by our competitors who can argue that our patents are invalid and/or unenforceable. Third parties may challenge our rights to, or the scope or validity of, our patents. Patents also may not protect our product candidates if competitors devise ways of making these or similar product candidates without legally infringing our patents. The Federal Food, Drug and Cosmetic Act and the FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringing versions of a drug or device in order to facilitate the approval of generic substitutes. These same types of incentives encourage manufacturers to submit new drug applications that rely on literature and clinical data not prepared for or by the drug sponsor.

Our patents protect only certain aspects of our products. A competitor may be able to design around our patents, for example, by using a different heating device or source of heat and relying on all or part of our clinical data to obtain comparatively rapid regulatory approval for their product. To the extent that any competitor relies on any findings of safety or efficacy with regard to ThermoProfen or any of our other CHADD-based products, the competitor will have to certify that its products either do not infringe our patents or that our patents are invalid. Thus, a competitor may be able to enter the market with a competing product even when we have patents with pending term and may be able to take advantage of our clinical data to enter the market quickly at a reduced cost.

We also rely on trade secrets to protect our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. The employees, consultants, contractors, outside scientific collaborators and other advisors of our company and our partners, if any, may unintentionally or willfully disclose our confidential information or trade secrets to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming and the outcome is unpredictable. Failure to protect or maintain trade secret protection could adversely affect our competitive business position.

Our research and development collaborators may have rights to publish data and other information in which we have rights. In addition, we sometimes engage individuals or entities to conduct research that may be relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. These contractual provisions may be insufficient or inadequate to protect our trade secrets and may impair our patent rights. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information may be jeopardized.

Litigation or other proceedings or third party claims of intellectual property infringement could require us to spend time and money and could prevent us from developing or commercializing our products.

Our commercial success depends in part on not infringing patents and proprietary rights of third parties. Others have filed, and in the future are likely to file, patent applications covering products that are similar to our product candidates, as well as methods of making or using similar or identical products. If these patent applications result in issued patents and we wish to use the claimed technology, we would need to obtain a license from the third party. We may not be able to obtain these licenses at a reasonable cost, if at all.

Administrative proceedings, such as interferences and reexaminations before the U.S. Patent and Trademark Office, could limit the scope of our patent rights. We may incur substantial costs and diversion of management and technical personnel as a result of our involvement in such proceedings. In particular, our patents and patent applications may be subject to interferences in which the priority of invention may be awarded to a third party. We do not know whether our patents and patent applications will be entitled to priority over patents or patent applications held by such a third party. Our issued patents may also be subject to reexamination proceedings. We do not know whether our patents would survive reexamination in light of new questions of patentability that may be raised following their issuance.

Third parties may assert that we are employing their proprietary technology or their proprietary products without authorization. In addition, third parties may already have or may obtain patents in the future and claim that manufacture, use or sale of our technologies or our products infringes these patents. We could incur substantial costs and diversion of management and technical personnel in defending ourself against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief, which could effectively block our ability to further develop, commercialize and sell any future products and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products. In the event we cannot develop alternative methods or products, we may be effectively blocked from developing, commercializing or selling any future products. Defense of any lawsuit or failure to obtain any of these licenses would be expensive and could prevent us from commercializing any future products.

We review from time to time publicly available information concerning the technological development efforts of other companies in our industry. If we determine that these efforts violate our intellectual property or other rights, we intend to take appropriate action, which could include litigation. Any action we take could result in substantial costs and diversion of management and technical personnel in enforcing our patents or other intellectual property rights against others. Furthermore, the outcome of any action we take to protect our rights may not be resolved in our favor.

Risks Relating to this Offering

Our stock price may be extremely volatile, and you could incur substantial losses.

The trading prices of pharmaceutical and biotechnology company stocks in general have experienced extreme price fluctuations in recent years. The valuations of many pharmaceutical and biotechnology companies without consistent product revenues and earnings are extraordinarily high based on conventional valuation standards, such as price to earnings and price to sales ratios. These trading prices and valuations may not be sustained. Any negative change in the public’s perception of the prospects of pharmaceutical or biotechnology companies could depress our stock price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as terrorism, military conflict, recession or interest rate or currency rate fluctuations, also may decrease the trading price of our common stock. In addition, our stock price could be subject to wide fluctuations in response to various factors, including:

•	actual or anticipated results of our clinical trials;

•	actual or anticipated regulatory approvals of our product candidates or competing products;

•	reports by us or others regarding newly discovered significant adverse events caused by our products after completion of clinical trials;

•	changes in laws or regulations applicable to our approved products or product candidates;

•	changes in the expected or actual timing of our development programs, including failure to receive, or delay in receiving, approval to initiate clinical or preclinical studies;

•	period to period fluctuations in our operating results;

•	announcements of new technological innovations or new products by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	changes in the market valuations of other pharmaceutical or biotechnology companies;

•	developments in domestic and international governmental policy or regulations;

•	announcements by us or our competitors of significant acquisitions, partnering arrangements, joint ventures or capital commitments;

•	forward-looking statements by us;

•	additions or departures of key personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	sales of our common stock or other securities by us;

•	sales and distributions of our common stock by our stockholders; and

•	the other factors described in this “Risk Factors” section.

In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a stockholder files a securities class action suit against us, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business in order to respond to the litigation.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interests of all stockholders.

After this offering, our officers, directors and principal stockholders (holders of more than     % of our outstanding shares of common stock) will together control approximately     % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of our officers, directors and principal stockholders may not always coincide with our interests or the interests of other stockholders and, accordingly, these control persons could cause us to enter into transactions or agreements that we would not otherwise consider.

If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.

If we do undertake to acquire businesses, technologies, services or products that we believe are complementary with our business activities, the process of integrating an acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could reduce your ownership of our common stock, cause our stock price to fluctuate and could cause us to incur debt and expose us to future liabilities.

Management may invest or spend the proceeds of this offering in ways that you may not agree with or that may not yield a return.

Management will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem these uses desirable, and our use of the proceeds may not yield a significant return or any return at all. Management intends to use a majority of the proceeds from this offering for preclinical and clinical testing for our lead product candidates and for working capital and other general corporate purposes. Because of the number and variability of factors that may determine our use of the net proceeds from this offering, the actual uses may vary substantially from our currently planned uses. We intend to invest the net proceeds from this offering prior to their use in short-term, interest bearing, investment grade and U.S. government securities. Our failure to use these funds effectively could result in our needing to raise additional capital earlier than anticipated, delay the development and commercialization of our product candidates and cause the price of our common stock to decline.

If you purchase our common stock in this offering, you will experience immediate and substantial dilution in the book value of your shares. You will experience further dilution if we issue shares in future financing transactions, acquisitions or upon exercise of options or warrants.

The initial public offering price of our common stock is substantially higher than the book value (deficit) per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities and convertible preferred stock. Our historical net tangible book deficit as of March 31, 2007 was $(39.5) million, or $(       ) per share of our common stock. Our pro forma net tangible book value at March 31, 2007, after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock in connection with this offering as if the conversion occurred on March 31, 2007, was $           million, or $      per share of our common stock. Based upon the initial public offering price per share of $           , our pro forma as adjusted net tangible book value per share after the offering would have been $      as of           . This represents an immediate increase in pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of common stock in this offering at the initial offering price. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by all purchasers of our stock, but will own only approximately     % of the shares of common stock outstanding after this offering. This dilution is due to:

•	investors who purchased shares of our capital stock prior to this offering having paid substantially less for their shares than the price offered to the public in this offering; and

•	the exercise of stock options granted to our employees.

As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation. For more information, please refer to the section of this prospectus entitled “Dilution.”

If we raise additional funds or finance an acquisition by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, our stockholders will experience additional voting or financial dilution, and new investors could have rights superior to existing stockholders.

Pursuant to our 2007 Equity Incentive Plan, our management is authorized to grant stock options to our employees, directors and consultants, and following the completion of this offering, our employees will be eligible to participate in our 2007 Employee Stock Purchase Plan. In addition, we also have warrants outstanding to purchase shares of our common stock. Investors purchasing stock in this offering will incur dilution upon exercise of any outstanding stock options or warrants, and the Company could determine to award substantial stock options or other equity compensation to employees, directors or consultants that offset, in whole or in part, the effective of dilutive financings for such persons despite not taking any similar actions with respect to shareholders.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. These provisions include a prohibition on actions by our stockholders by written consent. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advanced notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. After this offering, approximately           shares of our common stock will be outstanding. Of these shares, the           shares of our common stock to be sold in this offering will be freely tradable, without restriction, in the public market. Cowen and Company may, in its sole discretion, permit our directors, officers, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The lock-up is subject to extension under certain circumstances. For additional information, see “Shares Eligible for Future Sale — Lock-Up Agreements.”

At various times after the lock-up agreements pertaining to this offering expire, up to an additional           shares will be eligible for sale in the public market,        of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended.

In addition, as of April 30, 2007, shares underlying outstanding warrants and           shares underlying options that are issued and outstanding under our 1997 Stock Option Plan will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements and warrants, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

We have never paid dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	the success and timing of our preclinical studies and clinical trials;

•	our ability to obtain and maintain regulatory approval for our product candidates;

•	our plans to develop and commercialize our product candidates;

•	our ability to attract and retain key scientific, management, sales or marketing personnel;

•	the loss of key scientific, management, sales or marketing personnel;

•	the size and growth potential of the potential markets for our product candidates and our ability to serve those markets;

•	regulatory developments in the United States and foreign countries;

•	the rate and degree of market acceptance of any future products;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing and our ability to obtain additional financing;

•	our ability to attract partners with development, regulatory and commercialization expertise;

•	our ability to obtain and maintain intellectual property protection for our product candidates and our delivery technologies;

•	the successful development of our marketing capabilities;

•	the success of competing drugs that are or become available; and

•	the performance of third party manufacturers which provide a supply of our products or the components included in our products and any future products or components.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not protect any forward-looking statements that we make in connection with this offering.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements. We may not update these forward-looking statements even though our situation may change in the future.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of our common stock in this offering will be approximately $      million, or approximately $      million if the underwriters exercise their option in full, based on the initial public offering price of $      per share and after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover pages of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We currently expect to use our net proceeds from this offering as follows:

•	approximately $ million for clinical testing of ThermoProfen;

•	approximately $ million for clinical testing of ketoprofen DuraPeel;

•	approximately $ million for clinical testing of our alprazolam patch; and

•	the balance for working capital and other general corporate expenses.

We may also use a portion of the proceeds for the potential acquisition of, or investment in, product candidates, technologies or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

As of March 31, 2007, we had $40.1 million in cash, cash equivalents and marketable investment securities. We believe that our existing capital resources and the net proceeds from this offering will be sufficient to enable us to maintain currently planned operations through at least the next 18 months. We do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of the development of any of our product candidates. However, we expect that during the next 18 months we will be able to:

•	complete one of the two Phase 3 clinical trials for ThermoProfen;

•	complete Phase 1 work on ketoprofen DuraPeel sufficient to define a Phase 2 program;

•	file two INDs on new product candidates; and

•	obtain regulatory approval on Pliaglis in the European Union.

We will need to raise substantial additional capital to fund our operations, commercialize ThermoProfen if it is approved by the FDA, including establishment of commercial manufacturing capabilities and a specialty sales force, and to develop our other product candidates.

The actual costs and timing of clinical trials are highly uncertain, subject to risk and may change depending upon the clinical indication targeted, the development strategy pursued and the results of preclinical studies and earlier clinical trials. The amounts and timing of other expenditures will depend upon numerous factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, competition, manufacturing, activities and any strategic partnership arrangements we may enter into. As a result, our management will have broad discretion to allocate the net proceeds from this offering.

Pending application of the net proceeds as described above, we will invest the net proceeds in short-term, interest bearing investment grade and U.S. government securities.

DIVIDEND POLICY

We have never paid any dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, based on our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of our outstanding preferred stock into shares of our common stock in connection with this offering; and

•	on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $ per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, except share and per share data)
	(unaudited)

Cash and cash equivalents and marketable investment securities	$40,110	$40,110	$

Total long-term obligations, including current portion	$2,256	$2,256	$
Convertible preferred stock, $0.12 par value, 7,462,469 shares authorized, 5,729,079 shares issued and outstanding; no shares outstanding pro forma	31,957	—
Stockholders’ equity (deficit):
Preferred stock, no shares authorized, issued and outstanding, actual; $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.12 par value, 21,137,531 shares authorized, 3,380,145 shares issued and outstanding, 9,109,224 shares outstanding pro forma	406	1,093
Additional paid-in capital	8,579	39,849
Accumulated deficit	(40,792)	(40,792)

Total stockholders’ equity (deficit)	(31,807)	150

Total capitalization	$2,406	$2,406	$

The outstanding share information in the table above is as of March 31, 2007 and excludes:

•	shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $ per share;

•	1,251,613 shares of Series A Convertible Preferred stock issuable upon exercise of outstanding warrants with an exercise price of $4.86 per share which will expire upon the closing of this offering;

•	shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our benefit plans as of the completion of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book deficit as of March 31, 2007 was $39.5 million, or           per share of common stock. Historical net tangible book deficit per share represents total tangible assets less total liabilities and convertible preferred stock, divided by the number of outstanding shares of common stock on March 31, 2007. Our pro forma net tangible book deficit at March 31, 2007, after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock in connection with this offering as if the conversion occurred on March 31, 2007, was $      million, or $      per share of common stock. Our pro forma as adjusted net tangible book value at March 31, 2007, after giving effect to the sale of the           shares of common stock at the initial public offering price of $      per share and after deducting the underwriting discount and estimated offering expenses payable by us, would have been $      million, or $      per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors, or approximately     % of the initial public offering price of $      per share. The following table illustrates this per share dilution:

Initial public offering price per share	$
Historical net tangible book value (deficit) per share as of March 31, 2007
Increase per share attributable to pro forma conversion of preferred stock

Pro forma net tangible book deficit per share before this offering
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book deficit per share to new investors	$

The following table shows, as of March 31, 2007, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at the initial public offering price of $      per share, before deducting the underwriting discount and estimated offering expenses payable by us.

				Total			Average
	Shares Purchased			Consideration			Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%			%	$
New investors			%			%	$

Total		100.0%			100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value by $      million, the pro forma as adjusted net tangible book value per share by $      per share and the dilution in the pro forma net tangible book value to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover pages of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The above discussion and tables are based on           shares of common stock issued and outstanding as of March 31, 2007 and reflect the automatic conversion of all of our preferred stock into an aggregate of 5,729,079 shares of our common stock upon the completion of this offering and excludes, as of March 31, 2007:

•	million shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $ per share;

•	1,251,613 million shares of Series A Convertible Preferred stock issuable upon exercise of outstanding warrants with an exercise price of $4.86 per share which will expire upon the closing of this offering; and

•	shares of our common stock reserved for future issuance under our benefit plans as of the completion of this offering.

If the underwriters exercise their overallotment option in full, the following will occur:

•	the number of shares of our common stock held by existing stockholders would decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors would increase to approximately % of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options or warrants are exercised, purchases of common stock in this offering will experience further dilution. If all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of March 31, 2007 would have been $      million, or $      per share, and our pro forma as adjusted net tangible book value after this offering would be $      million, or $      per share, causing dilution to new investors of $      per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

We present below our selected consolidated financial data. The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

						Three Months
						Ended
	Years Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$366	$2,766	$6,538	$2,891	$7,594	$500	$3,258
Operating expenses(1):
Research and development	5,342	7,737	9,587	10,740	12,172	2,536	4,173
General and administrative	729	1,441	1,702	2,442	3,120	563	1,672

Total operating expenses	6,071	9,178	11,289	13,182	15,292	3,099	5,845

Loss from operations	(5,705)	(6,412)	(4,751)	(10,291)	(7,698)	(2,599)	(2,587)
Interest income and other income (expense), net	169	30	(57)	429	927	154	196
Interest expense	—	—	(15)	(16)	(101)	(6)	(40)

Net loss	$(5,536)	$(6,382)	$(4,823)	$(9,878)	$(6,872)	$(2,451)	$(2,431)

Basic and diluted net loss per common share	$(1.79)	$(2.06)	$(1.55)	$(3.14)	$(2.12)	$(0.77)	$(0.72)
Weighted-average basic and diluted shares outstanding	3,092	3,093	3,116	3,142	3,246	3,182	3,374
Pro forma net loss per share (unaudited)					$(0.77)		$(0.27)
Shares used to compute pro forma basic and diluted net loss per share (unaudited)					8,975		9,103

(1)Includes employee stock-based compensation as follows:
Research and development	$—	$—	$—	$—	$270	$26	$212
General and administrative	—	—	—	—	148	—	107

	$—	$—	$—	$—	$418	$26	$319

						As of
	As of December 31,					March 31,
	2002	2003	2004	2005	2006	2007
						(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents and marketable investment securities	$3,784	$4,727	$20,330	$8,392	$18,046	$40,110
Working capital (deficit)	2,958	1,314	17,094	5,885	(5,708)	15,563
Total assets	4,091	5,506	21,586	11,343	29,070	52,227
Total long-term obligations, including current portion	—	—	288	179	2,476	2,256
Convertible preferred stock	5,890	10,912	31,957	31,957	31,957	31,957
Accumulated deficit	(10,406)	(16,788)	(21,611)	(31,489)	(38,361)	(40,792)
Total stockholders’ deficit	(2,625)	(9,117)	(13,831)	(23,618)	(29,715)	(31,807)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward-looking information that involves risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a pharmaceutical company specializing in the development and commercialization of topically administered drugs using our proprietary platform technologies, with an initial focus on pain management. We have developed a portfolio of proprietary products and product candidates based on our Controlled Heat-Assisted Drug Delivery (CHADD) and our phase-changing cream (Peel and DuraPeel) technologies that efficiently and non-invasively deliver pharmaceuticals into and across the skin. Our products and product candidates include two products that have been approved for marketing (Pliaglis and Synera), and one product candidate for which we commenced Phase 3 clinical development in June 2007 (ThermoProfen). We have begun human clinical trials for two additional product candidates and plan to file two additional investigational new drug (IND) applications in 2007.

Pliaglis is approved for marketing in the United States to anesthetize the skin prior to potentially painful cosmetic procedures such as laser surgery and dermal filler injections. This product combines our Peel technology with a proprietary formulation of lidocaine and tetracaine to safely and efficiently anesthetize contoured areas of the body. In November 2000, we entered into an exclusive worldwide license agreement for Pliaglis with Ortho Dermatological (Ortho), a division of Ortho-McNeil Pharmaceutical, Inc. In August 2006, we terminated the license agreement with Ortho by agreeing to pay Ortho a total of $8 million no later than December 31, 2008 and may pay up to an additional $12 million upon achieving certain sales based milestones. In connection with this agreement, we reacquired the exclusive worldwide marketing rights to Pliaglis. Pliaglis was approved by the United States FDA in June 2006 and we entered into an exclusive license agreement for Pliaglis with Galderma in February 2007 for marketing rights in the United States and Canada. Under the license agreement with Galderma, we received a $30 million payment during the three months ended March 31, 2007, and are entitled to receive an additional $10 million milestone payment upon delivery of the third commercial batch of Pliaglis to Galderma, as well as royalties based primarily on net sales of Pliaglis by Galderma. We expect Pliaglis to be launched by Galderma in the United States in the second half of 2007.

Synera, another FDA approved product, is a patch designed to anesthetize the skin before potentially painful procedures involving needles. It uses our CHADD technology and a proprietary formulation of lidocaine and tetracaine to provide more convenient and faster anesthetic effect compared to the most commonly used product. In January 2006, we entered into an exclusive license agreement for Synera with Endo for the United States, Canada and Mexico. We have received $19 million in initial license fees and milestone payments and may receive up to $23 million in additional milestone payments, as well as royalties based on net sales. We are conducting two additional clinical trials for Synera in the United States on behalf of Endo. The first clinical trial has been designed to satisfy a Phase 4 commitment made to the FDA to obtain additional pharmacokinetic safety data in very young children. A second Phase 4 clinical trial will evaluate Synera for the relief of pain associated with pediatric immunization. We have established a European licensing agreement with EUSA Pharma for this product, which will be marketed in Europe as Rapydan. As of May 2007 we have received $2.8 million in an initial license fee and milestone payments and EUSA Pharma, Inc. common stock valued at $250,000 and are entitled to receive up to $18.5 million in additional milestone payments, as well as royalties based on net sales. Rapydan was approved in Sweden in January 2007 and launched in May 2007. EUSA Pharma is seeking pan-European approval for Rapydan under the Mutual Recognition Procedure, based on the approval in Sweden, the Member Reference State.

ThermoProfen, our Phase 3 product candidate, integrates our CHADD technology and a topical formulation of the NSAID ketoprofen in a patch. It is designed to treat mild to moderate chronic pain associated with OA of the knee. We began the first of three multi-center Phase 3 clinical trials in June of this year. Two of our Phase 3 clinical trials will be 12-week, three arm, double blind efficacy trials, with 1,500 patients each and conducted at approximately 60 clinical trial sites within the United States. The third Phase 3 trial is a long-term safety study that will be conducted in patients who complete an efficacy trial. Our on-going clinical programs studying ThermoProfen and our other products will be lengthy and expensive. Even if these trials show our product candidates to be safe and effective in treating their target indications, we do not expect to be able to record commercial sales of any of our product candidates for several years. We expect royalties and milestone payments for our two approved products, Pliaglis and Synera, to be insufficient to meet all of our funding requirements. As a result, we expect to incur significant and growing losses for the foreseeable future. Although the size and timing of our future operating losses is subject to significant uncertainty, we expect them to continue to increase over the next several years as we continue to fund our development programs and prepare for potential commercial launch of our product candidates. If our Phase 3 trials are successful and ThermoProfen is approved for marketing, we intend to build our own sales force to market this product into specialty markets such as pain and rheumatology, and we may seek a co-promotion partner to address the larger primary care market.

Our goal is to become a leading, integrated specialty pharmaceutical company focused on the development and commercialization of innovative products primarily in the areas of pain management. Our strategies to accomplish this goal include leveraging our drug delivery technologies to develop additional products and product candidates, completing the clinical development of ThermoProfen, maximizing the commercial opportunity for Pliaglis and Synera and developing sales and marketing capabilities to market and sell ThermoProfen and other future products.

From our inception we have focused on the development of our technologies, the selection and preclinical testing of product candidates, the manufacture of clinical trial supplies, clinical development of our product candidates, approval of Pliaglis and Synera and securing commercialization partners for our approved products. The continued development of our product candidates will require significant additional expenditures, including for preclinical studies, clinical trials, research and development, manufacturing development and seeking regulatory approvals. We rely on third parties to conduct a portion of our preclinical and all of our clinical trials, and we expect these expenditures to increase in future years as we continue development of our product candidates. If we enter into additional third party collaborations or acquire new product candidates, it may be difficult or impossible for us to predict the timing or amounts of any related licensing payments or expenses. As a result, we anticipate that our quarterly results will fluctuate for the foreseeable future. In view of this variability and of our limited operating history, we believe that period-to-period comparisons of our operating results are not meaningful nor are they indicative of our future performance and you should not rely on them.

We have invested heavily in developing our technology. Research and development expenses for 2004, 2005 and 2006 were $9.6 million, $10.7 million and $12.2 million, and for the three months ended March 31, 2006 and 2007 were $2.5 million and $4.2 million. These expenses related to the research and development of our core technologies and clinical trials during 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007.

The cost of our clinical trial programs is the most significant portion of our research and development expenses, with the number of patients enrolled in a trial, the number of trials being conducted, and the attendant level of contract research organization and clinical site activity being the principal cost determinants. We expect that expenses in the research and development category will increase for the foreseeable future as we add personnel, expand our clinical trial activities, in particular with regard to ThermoProfen, and increase our discovery research capabilities. The amount of the increase is difficult to predict due to the uncertainty inherent in the timing of clinical trial initiations, the progress in our discovery research program, the rate of patient enrollment and the detailed design of future trials. In addition, the results from our trials, as well as the results of trials of similar drugs under development by others, will influence the number, size and duration of planned and unplanned trials.

General and administrative expenses in 2004, 2005 and 2006 were $1.7 million, $2.4 million and $3.1 million and during the three months ended March 31, 2006 and 2007 were $563,000 and $1.7 million. We expect that our general and administrative expenses will increase as we expand our accounting staff, add infrastructure and incur additional costs related to operating as a public company, including directors’ and officers’ insurance, investor relations programs, increased director fees, increased professional fees and stock-based compensation expense.

We have incurred significant losses since our inception. As of March 31, 2007, our accumulated deficit was $40.8 million and total stockholders’ deficit was $31.8 million. We incurred net losses of $4.8 million, $9.9 million and $6.9 million in 2004, 2005 and 2006 and $2.5 million and $2.4 million during the three months ended March 31, 2006 and 2007. We expect our net losses to continue and to increase as we conduct our existing and planned preclinical studies and clinical trials, expand our research and development efforts and our manufacturing development, and add the necessary infrastructure to support operating as a public company.

Research and Development Expenses

Most of our operating expenses to date have been for research and development activities. Research and development expenses consist primarily of costs for: personnel, including salaries and benefits; regulatory activities; preclinical studies; clinical trials; materials and supplies; and allocations of other research and development-related costs. External research and development expenses include fees paid to other entities that provide certain materials for use in our clinical trials and that conduct certain research and development activities on our behalf. All research and development costs are expensed as incurred. Clinical trial costs are a significant component of our research and development expenses. Currently, we manage our clinical trials through independent medical investigators at their sites and at hospitals. We accrue research and development expenses for clinical trials based on estimates from our ongoing monitoring of the levels of patient enrollment and other activities at the investigator sites.

The table below sets forth our research and development expenses since January 1, 2004 for each of our products and product candidates and includes both direct and indirect expenses (in thousands):

				Three Months
				Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
	(unaudited)

Preclinical and clinical development:
Synera	$3,034	$1,502	$773	$220	$249
Pliaglis	778	2,850	978	318	312
ThermoProfen	948	1,312	2,743	289	1,635
Alprazolam Patch	202	301	705	118	363
Ketoprofen DuraPeel	—	—	300	3	269
Discontinued Product	3,231	3,089	3,735	945	288
Non-Allocated	959	1,030	1,919	426	734

Total preclinical and clinical development	9,152	10,084	11,153	2,319	3,850
Research	435	656	1,019	217	323

Total current products and product candidates research and development	$9,587	$10,740	$12,172	$2,536	$4,173

We expect to incur increasing research and development expenses in future periods as we conduct preclinical studies and clinical trials for our product candidates. The process of conducting preclinical studies and clinical trials necessary to obtain FDA approval is costly and time consuming. We consider the development of our product candidates to be crucial to our long term success. If we do not complete development of our product candidates and obtain regulatory approval to market additional product candidates, we may be forced to cease operations. The probability of success for each product candidate may be impacted by numerous factors, including preclinical data, clinical data, competition, manufacturing capability and commercial viability. We cannot forecast with any degree of certainty which of our product candidates, if any, will be successful.

As a result of the uncertainties discussed above, the uncertainty associated with clinical trial enrollments, and the risks inherent in the development process, we are unable to determine the duration and completion costs of the current or future clinical stages of our product candidates or when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely. While we are currently focused on developing ThermoProfen, ketoprofen DuraPeel and alprazolam patch, we anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment of the commercial potential of each product candidate. We anticipate developing additional product candidates, which will also increase our research and development expenses in future periods. We expect the net proceeds of this offering and interest earned thereon, together with existing cash and cash equivalents and marketable investment securities, will enable us to maintain our currently planned operations through at least the next 18 months. Thereafter, we will need to raise additional capital to support continued development of our product candidates.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, business development, information technology, and human resources, as well as consulting costs, including market research and business consulting. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, and professional fees for legal and accounting services.

Critical Accounting Estimates and Judgments

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making assumptions about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 of Notes to Consolidated Financial Statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant estimates and judgments in preparation of our financial statements.

Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition, and analyze our arrangements entered into after June 15, 2003 to determine whether the elements should be separated and accounted for individually or as a single unit of accounting in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Allocation of revenue to individual elements which qualify for separate accounting is based on the estimated fair value of the respective elements.

We generate revenue from research and development support payments, license fees, milestone payments, and expect to generate royalty revenue in the future. We recognize revenue from research and development support agreements as related research and development services are provided over the expected research term of the respective agreement. We recognize revenue from up-front nonrefundable license fees on a ratable basis over the period wherein we have continuing involvement in the research and development activities. We recognize revenue from milestone payments as agreed-upon events representing the achievement of substantive steps in the development process are achieved. We will recognize royalties from licensees based on third-party sales of licensed products in accordance with contract terms when third-party results are reliably measurable and collectibility is reasonably assured. Any amounts received in advance of performance of the respective milestones being achieved are recorded as deferred revenue until earned.

Preclinical Study and Clinical Trial Accruals

We estimate our preclinical study and clinical trial expenses based on our estimates of the services received pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Preclinical study and clinical trial expenses include the following:

•	fees paid to contract research organizations in connection with preclinical studies;

•	fees paid to clinical sites and contract research organizations in connection with clinical trials; and

•	fees paid to contract manufacturers in connection with the production of components and drug materials for preclinical studies and clinical trials.

We record accruals for these preclinical study and clinical trial costs based upon the estimated amount of work completed. All such costs are charged to research and development expenses based on these estimates. Costs of setting up a preclinical study or clinical trial are expensed immediately. Clinical site costs are accrued as patients progress though the clinical trial. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with research institutions and organizations. However, if we have incomplete or inaccurate information, we may underestimate or overestimate activity levels associated with various preclinical studies and clinical trials at a given point in time. In this event, we could make significant adjustments to research and development expenses in future periods when the actual activity level becomes known. To date, we have not made any material adjustments to our estimates of preclinical study and clinical trial costs. We make good faith estimates which we believe to be accurate, but the actual costs and timing of clinical trials are highly uncertain, subject to risk and may change depending upon a number of factors, including our clinical development plan. As our product candidates enter Phase 3 clinical trials, the process of estimating clinical trial costs become more difficult because the trials involve larger numbers of patients and clinical sites.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with the Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25 and have adopted the disclosure only provisions of Statement of Financial Accounting Standards, Accounting for Stock-Based Compensation.

On January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, Share-Based Payment (SFAS 123R), which requires us to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award at the date of grant, and to recognize the cost over the period during which the employee is required to provide services in exchange for the award. We adopted SFAS 123R using the prospective method, which requires us to apply its provisions only to stock-based awards granted or modified on or after January 1, 2006.

During the year ended December 31, 2006 and three months ended March 31, 2007, we recorded stock-based compensation expense totaling $418,000 and $319,000 related to stock options granted to employees and accounted for in accordance with SFAS 123R. At March 31, 2007, total unrecognized stock-based compensation cost related to stock options granted to employees under our stock option plan and accounted for in accordance with SFAS 123R was approximately $7.5 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 3.1 years and will be adjusted for subsequent changes to estimated forfeitures.

The grant date fair value was determined using the Black-Scholes valuation model and a single option award approach. The weighted average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. Because we have little information on the volatility of the price of our shares, as a result of having no trading history, we have estimated the volatility rates used as inputs to the Black-Scholes valuation model based on the trading history of comparable public companies in the life sciences industry that we believe are similar to our expected trading volatility. For purposes of identifying those companies, we considered the industry, stage of life cycle, size and financial leverage of potential comparable companies. We have used judgment in selecting these companies, as well as evaluating the available historical and implied volatility for these companies. Estimated forfeiture rates used as inputs were derived from historical employee termination behavior. We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our own stock-based compensation on a prospective basis, and incorporating these factors into the model.

During the year ended December 31, 2006 and three months ended March 31, 2007, we granted options to employees to purchase a total of 356,629 and 334,857 shares of common stock at exercise prices ranging from $3.41 to $6.00 per share. We did not obtain contemporaneous valuations from an independent valuation firm during these periods. We relied on our board of directors, the members of which have extensive experience in the pharmaceutical and biotechnology industry, to determine the then current value of our common stock. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including:

•	the grants involved illiquid securities in a private company;

•	important developments relating to advancement of our technology and clinical programs;

•	our stage of development and business strategy;

•	the status of our efforts to build a management team;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or sale of our company, given prevailing market conditions; and

•	the market prices of various publicly held pharmaceutical and biotechnology companies and the level of broad based life sciences stock indices.

In connection with the preparation of the financial statements necessary for the filing of this initial public offering, we have reassessed the fair value of our common stock during 2006. The reassessed fair values of the common stock as of each grant date in 2006 were based primarily on three retrospective valuations performed by an independent valuation firm, Financial Strategies Consulting Group, LLC (Financial Strategies). The retrospective valuations were performed as of January 6, 2006, July 11, 2006 and December 22, 2006.

To conduct the retrospective valuations Financial Strategies used a market approach and an income approach to determine our fair value on the valuation dates. The retrospective valuations also included a discount for lack of liquidity because there is no public market for our common stock. Our fair value was then used to calculate the fair value per common share of our stock based on the number of fully-diluted common shares.

To conduct the market approach Financial Strategies calculated our fair value based on the market values of similar publicly-traded companies. These “similar” companies were selected from the life sciences industry and because of their comparable stage in the life cycle and financial leverage.

The income approach calculates our fair value based on the discounted future cash flows expected to be generated at the valuation date. These future cash flow estimates are based on scheduled payments and anticipated revenues from current products as well as projected cash flows from future products which we have estimated. The discount rate used in the calculations reflected the estimated relative risk of the investment and of achieving the projected cash flows at the valuation date.

When calculating the values under the income and market approaches, Financial Strategies considered the historical milestones achieved, developments relating to the results of our clinical trials, estimates of our fair value and our stage of development and business strategy.

In order to determine an estimated per share value for our common stock that took into account the results of both the income and market approaches, a probability-weighted analysis was used. This analysis weighted our return value from three alternative scenarios (continuation as a private company, sale of the company and initial public offering), with the weight accorded to the estimated value from each scenario based on the likelihood of that result, relative to the other alternatives, as of the date of each retrospective valuation. The private company return value is the average value from the market approach and income approach, the sale return value is the private company value plus an estimated premium and the initial public offering value is determined based on estimates of our value as a public company utilizing a combination of the income and market approach.

Following is a discussion of specific developments considered, among other factors, for each of the retrospective valuations:

January 6, 2006

•	In January 2006, we entered into a license agreement with Endo in which we granted Endo the exclusive North American licensing rights to Synera resulting in an $11 million payment.

As of January 6, 2006, the retrospective valuations indicated that our fair value was $9.90 per share.

July 11, 2006

•	In June 2006, Synera was launched by Endo resulting in an $8 million payment.

•	In June 2006, we received approval by the FDA for Pliaglis.

•	In July 2006, we entered into a license agreement with EUSA in which we granted EUSA the exclusive licensing rights in the United Kingdom, Germany, France, Spain and Italy, as well as Scandinavia, Benelux, Austria, Ireland and Portugal resulting in cash payments of $2.0 million and EUSA Pharma, Inc. common stock valued at $250,000.

As of July 11, 2006, the retrospective valuations indicated that our fair value was $14.90 per share.

December 22, 2006

•	In August 2006, we reacquired the licensing rights for Pliaglis from Ortho for $8 million with the potential to pay up to an additional $12 million based on annual product sales milestones being met.

•	In October 2006, we discontinued a product candidate’s development activities.

As of December 22, 2006, the retrospective valuations indicated that our fair value was $18.60 per share.

For grant dates between valuation dates, we reassessed the value of our common stock taking into account all available material information including, among others, the proximity of the grant to the independent valuations and corporate progress milestones that we achieved in the period between the valuation dates.

Each share of preferred stock is convertible to common stock on a one to one basis with the preferred stock liquidation preference being approximately $33.3 million. Considering that the estimated enterprise value exceeds $33.3 million, it was assumed that all preferred shareholders would convert to common shares at the current estimated enterprise values since that would result in the highest value to them. Consequently, the enterprise value was allocated to common and preferred shares on a one to one basis.

Based upon the reassessment discussed above, we determined that the reassessed fair value of the common stock at the grant dates for options to purchase 356,629 shares of common stock ranged from $11.03 to $18.60 per share during 2006. We took into account the factors identified above in determining the reassessed fair value of the common stock as of each grant date. Information on stock options granted during 2006 is summarized as follows:

	Number of	Exercise	Estimated Fair
	Options	Price	Value Per
Date of Grant	Granted	Per Share	Common Share

02/17/2006	90,750	$3.41	$11.03
04/25/2006	46,450	3.41	12.83
05/25/2006	46,000	3.41	13.64
07/11/2006	39,520	4.08	14.90
08/18/2006	25,360	4.08	15.76
10/25/2006	7,080	5.00	17.29
12/01/2006	9,840	5.00	18.13
12/22/2006	91,629	6.00	18.60

The fair values for all grants made during the three months ended March 31, 2007 were based on contemporaneous valuations we performed utilizing the market and income approach discussed above. Based on the relative proximity of the grant dates during the three months ended March 31, 2007 to the independent valuation that was performed on December 22, 2006 and corporate developments, we did not consider it necessary to obtain an independent valuation for each grant date during the three months ended March 31, 2007. In performing the valuation analysis, we considered the following developments, among other factors:

•	Following our end of Phase 2 meeting with the FDA, we revised our planned Phase 3 clinical trial program for ThermoProfen, resulting in increases in the expected cost and the expected period for completion of the trials.

•	On February 26, 2007, we signed an exclusive license agreement for Pliaglis with Galderma for the United States and Canada. The estimated fair value per common share with respect to the March 22, 2007 grants was lower partly as a result of the dilutive effect of the March 22, 2007 grants.

Based on the internal valuation analysis prepared by management, we determined the fair value of the options to purchase 334,857 shares of common stock ranged from $15.48 to $19.30 during the three months ended March 31, 2007. Information on stock options granted during the three months ended March 31, 2007 is as follows:

	Number of	Exercise	Estimated Fair
	Options	Price Per	Value Per
Date of Grant	Granted	Share	Common Share

01/22/2007	39,450	$6.00	$19.30
02/15/2007	42,147	6.00	15.59
03/22/2007	253,260	6.00	15.48

The accounting for and disclosure of stock options requires judgment by management on a number of assumptions, including the fair value of the common stock underlying the instrument, the expected term of the outstanding instrument and the volatility of our common stock. Changes in key assumptions will significantly impact the valuation of stock options.

Results of Operations

Comparison of Three Months Ended March 31, 2006 and 2007

We present below a comparison of our results of operations for the three months ended March 31, 2006 compared to the three months ended March 31, 2007.

Revenue

Our revenue increased 552% to $3.3 million during the three months ended March 31, 2007 from $500,000 during the three months ended March 31, 2006. During the three months ended March 31, 2006, we recognized revenue of $500,000 relating to a payment received for dosing our first patient in a Phase 2 study for a former product candidate that was discontinued in 2006.

During the three months ended March 31, 2007, we recognized revenue of $3.1 million relating to payments of $11.0 million upon signing a license agreement for Synera in North America and $8.0 million upon the product launch of Synera. The $11.0 million and $8.0 million payments were deferred and recognized as revenue over the period of expected continuing involvement which consists of conducting two additional clinical trials for Synera in the United States on behalf of Endo. The purpose of the first study is to obtain additional pharmacokinetic safety data in infants and neonatal patients and the purpose of the second study is to evaluate Synera for the relief of pain associated with pediatric immunization. Based on our experience in performing clinical studies and considering the progress of both studies, we expect that the results from both of these trials will be available in 2007. We also recognized revenue of $188,000 relating to a license agreement for Rapydan in Europe. We received a milestone payment of $2.0 million in cash and common stock valued at $250,000 upon signing this license agreement. These payments were initially deferred and are being recognized as revenue over the period of expected continuing involvement which consists of a contractual obligation to assist in certain refinements of the manufacturing process for a period of 36 months from June 2006. Our contractual obligation to assist in the refinement to the manufacturing process is expected to be completed in 2009.

Research and Development Expenses

Research and development expenses were $4.2 million during the three months ended March 31, 2007 compared to $2.5 million during the three months ended March 31, 2006 or an increase of 65%. The increase was due primarily to increased spending of $1.3 million on ThermoProfen, $266,000 on ketoprofen DuraPeel, $245,000 on the alprazolam patch, and $308,000 on non-allocated activities associated with our development activities, offset by a $657,000 decrease in costs related to a discontinued project.

Research and development expenses represented 71% of total operating expenses during the three months ended March 31, 2007 and 82% of total operating expenses during the three months ended March 31, 2006. We expect to continue to devote substantial resources to research and development to support the continued development of our product candidates and core technology, expand our research and development efforts and expand our manufacturing development. We expect that research and development expenses for clinical trials will continue to increase in absolute dollar amounts as we conduct additional and later stage clinical trials for our product candidates. In addition, we expect to incur additional stock-based compensation expense throughout the remaining portion of 2007 and in future periods.

General and Administrative Expenses

General and administrative expenses were $1.7 million during the three months ended March 31, 2007 compared to $563,000 during the three months ended March 31, 2006 or an increase of 197%. The increase was due primarily to fees of $269,000 associated with having a third party market research study performed for ThermoProfen, legal fees of $177,000 related to the signing of a license agreement for Pliaglis in the United States and Canada, and an increase of $160,000 related to general patent activities. In addition, we experienced an increase of $203,000 in staffing costs necessary to manage and support our growth as well as additional stock-based compensation of $107,000.

We expect that our general and administrative expenses will increase in absolute dollar amounts as we expand our legal and accounting staff, add infrastructure and incur additional costs related to operating as a public company, including directors’ and officers’ insurance, investor relations programs, increased director fees, increased professional fees and stock-based compensation expense.

Interest Income and Other Income (Expense), Net

Interest and other income (expense), net primarily represents income earned on our cash and cash equivalents and marketable securities. Interest and other income (expense), net was $196,000 during the three months ended March 31, 2007 compared to $154,000 during the three months ended March 31, 2006. The increase was due primarily to average cash balances being slightly higher during the three months ended March 31, 2007 due to cash proceeds received under our license agreement for Pliaglis in the United States and Canada.

Interest Expense

Interest expense represents interest expense from our line of credit and capital lease obligations. Interest expense was $40,000 during the three months ended March 31, 2007 compared to $6,000 during the three months ended March 31, 2006. The increase was a result of incurring additional interest from borrowing against our line of credit in October of 2006.

Comparison of Years Ended December 31, 2006 and 2005 and 2004

We present below a comparison of our results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 and for the year ended December 31, 2005 compared to the year ended December 31, 2004.

Revenue

Our revenue increased 163% to $7.6 million in 2006 from $2.9 million in 2005 and decreased 56% from $6.5 million in 2004 to $2.9 million in 2005. In 2006, we recognized revenue of $6.7 million relating to payments of $11.0 million received in 2006 upon signing a license agreement for Synera in North America and $8.0 million received in 2006 upon the product launch of Synera. The $11.0 million and $8.0 million payments were initially deferred and are being recognized as revenue over the expected period of continuing involvement, which is expected to be through 2007. We also recognized revenue of $375,000 relating to a milestone payment of $2.0 million and common stock valued at $250,000 upon signing a license agreement for Rapydan in Europe. The $2.0 million cash payment and receipt of common stock, valued at $250,000, were deferred and are being recognized as revenue over the period of expected continuing involvement which we expect to be completed in 2009. Finally, we recognized revenue of $500,000 relating to a payment received for dosing our first patient in a Phase 2 study for a former product candidate that was discontinued in 2006.

In 2005, we recognized revenue of $2.0 million from a licensee for our collaborative research activities associated with a former product candidate that was discontinued in 2006 and the amortization of $900,000 relating to a $3.0 million license fee received during 2003 from a former licensor of our product, Synera. The $2.0 million payment was related to the dosing of our first patient in a Phase 3 study for a former product candidate that was discontinued in 2006 and other miscellaneous payments made to the Company in support of the clinical development of the former product candidate.

In 2004, we recognized revenue of $2.0 million from a former licensor of Synera for filing an NDA with the FDA and recognized revenue of $1.8 million relating to a $3.0 million license fee received during 2003 from a former licensor of Synera. We recognized $900,000 from a former licensor of Pliaglis for filing an NDA application with the FDA and $500,000 from a licensor of our former product candidate that was discontinued in 2006. Finally, we received $1.4 million for filing an IND with the FDA for ThermoProfen and other miscellaneous payments in support of the research and development of ThermoProfen.

Research and Development Expenses

Research and development expenses were $12.2 million in 2006 compared to $10.7 million in 2005 or an increase of 13%. The increase was due primarily to increased spending of $1.4 million on ThermoProfen, $404,000 on the alprazolam patch, $363,000 in general research activities, $889,000 on non-allocated activities associated with our development activities, and $646,000 in costs related to a discontinued project, offset by decreased spending of $729,000 on Synera and $1.9 million on Pliaglis.

Research and development expenses were $10.7 million in 2005 compared to $9.6 million in 2004 or an increase of 12%. The increase was due primarily to increased spending on Pliaglis of $2.1 million and ThermoProfen of $364,000 offset by decreased spending on Synera of $1.5 million

Research and development expenses represented 80% of total operating expenses for 2006, 81% of total operating expenses in 2005 and 85% of total operating expenses in 2004. We expect to continue to devote substantial resources on research and development to support the continued development of our product candidates and core technology, expand our research and development efforts and expand our manufacturing development. We expect that research and development expenses for clinical trials will continue to increase in absolute dollar amounts as we conduct additional and later stage clinical trials for our product candidates. In addition, we expect to incur additional stock-based compensation expense in 2007 and in future periods.

General and Administrative Expenses

General and administrative expenses were $3.1 million in 2006 compared to $2.4 million in 2005 or an increase of 28%. The increase was due primarily to increased spending of $164,000 related to general patent activity, $204,000 of costs associated with an increase in staffing necessary to manage and support our growth as well as approximately $148,000 in stock-based compensation.

General and administrative expenses were $2.4 million in 2005 compared to $1.7 million in 2004 or an increase of 43%. The increase was primarily due to $571,000 of costs associated with an increase in staffing to support our growth. We did not record any employee stock-based compensation expense during 2005 and 2004.

We expect that our general and administrative expenses will increase in absolute dollar amounts as we expand our accounting staff, add infrastructure and incur additional costs related to operating as a public company, including directors’ and officers’ insurance, investor relations programs, increased director fees, increased professional fees and stock-based compensation expense.

Interest Income and Other Income (Expense), Net

Interest and other income (expense), net, primarily represents income earned on our cash and cash equivalents and marketable investment securities. Interest and other income (expense), net, was $927,000 in 2006 compared to $429,000 in 2005. This increase was primarily due to substantially increased average cash balances in 2006 due cash proceeds received under our license agreements for Synera in North America and Europe.

Interest and other income (expense), net, was $429,000 in 2005 compared to $(57,000) in 2004. Changes in interest and other income (expense), net, were due primarily to increases in our average cash balances during 2005 and a result of the private placement financing that occurred during the third quarter of 2004.

Interest Expense

Interest expense represents interest expense from our line of credit and capital lease obligations. Interest expense was $101,000 in 2006 compared to $16,000 during 2005. The increase was a result of incurring additional interest from borrowing against our line of credit in October of 2006.

Income Taxes

Since inception, we have incurred net losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented. As of December 31, 2006, we had net operating loss carryforwards for federal and state income tax purposes of $34.8 million. We also had federal and state research and development tax credit carryforwards of $1.3 million and $441,000. If not utilized, the federal and state net operating loss and tax credit carryforwards will begin to expire in 2012. Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to limitations provided by the Internal Revenue Code of 1986, as amended, that are applicable if we experience an “ownership change” that may occur, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering. The annual limitation may result in the expiration of our net operating loss and tax credit carryforwards before they can be used. The Company’s deferred tax assets related to net operating loss carryforwards and federal and state research and development tax credits have been fully offset by a valuation allowance.

Liquidity and Capital Resources

Since inception, we have financed our operations through private placements of equity securities and cash received through collaborative research and development and product licensing agreements. As of March 31, 2007, we have received net proceeds through the private placement of our equity securities totaling $36.3 million and received cash from collaborative research and development and product licensing agreements totaling $64.5 million. We have received additional funding from capital lease financings, borrowings on our equipment financing line of credit and interest earned on investments, as described below. As of March 31, 2007, we had $40.1 million in cash and cash equivalents and marketable investment securities and zero available under an equipment financing line of credit. Our cash and investment balances are held in a variety of interest bearing instruments, including obligations of United States government agencies, high credit rating commercial paper and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation.

Net cash provided by (used in) operating activities was $(5.3) million, $(10.0) million and $8.0 million in 2004, 2005 and 2006 and $7.9 million and $22.6 million during the three months ended March 31, 2006 and 2007. The net cash used during 2004 and 2005 primarily reflects the net loss for these periods, offset in part by depreciation, stock-based compensation and non-cash changes in operating assets and liabilities. The net cash provided during 2006 primarily relates to cash payments of $21.0 million received under two product license agreements entered into during the year of which $11 million was received during the three months ended March 31, 2006. The net cash provided during the three months ended March 31, 2007 relates primarily to a cash payment of $30 million received under a license agreement entered into during the quarter.

Net cash provided by (used in) investing activities was $(6.8) million, $3.5 million and $(9.0) million in 2004, 2005 and 2006 and $(173,000) and $5.9 million during the three months ended March 31, 2006 and 2007. Investing activities consist primarily of purchases and sales of marketable investment securities and purchases of property and equipment. During 2004, we purchased $6.6 million of marketable investment securities. During 2005, we sold $5.4 million of marketable investment securities, net of purchases, and during 2006, we purchased $8.0 million of marketable investment securities, net of sales. During the three months ended March 31, 2006 and 2007, we purchased $98,000 of marketable investment securities, net of sales, and sold $6.2 million, net of purchases. Purchases of property and equipment were $213,000, $1.9 million and $978,000 in 2004, 2005 and 2006 and $75,000 and $315,000 during the three months ended March 31, 2006 and 2007. A significant portion of the purchase of property and equipment in 2005 and 2006 related to equipment used to manufacture clinical supply materials and costs associated with expanding into our additional office space. A significant portion of the purchase of property and equipment during the three months ended March 31, 2007 related to equipment used to manufacture clinical supply materials and equipment used to support our pre-clinical activities. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations.

Net cash provided by (used in) financing activities was $21.1 million, ($18,000) and $2.6 million in 2004, 2005 and 2006, and ($61,000) and ($200,000) during the three months ended March 31, 2006 and 2007. Financing activities consist primarily of proceeds from the sales of our preferred and common stock and payments on equipment financing arrangements. During 2004, we received net proceeds from the issuance of preferred stock of $21.0 million. During 2004, 2005 and 2006 we received proceeds from the exercise of stock options of $100,000, $91,000 and $357,000. During 2004, 2005 and 2006 we made payments on equipment financing arrangements of $53,000, $109,000 and $117,000. In addition, we made payments under a line of credit of $126,000 and $191,000 during 2006 and the three months ended March 31, 2007.

We believe that the net proceeds from this offering and interest earned thereon, together with our current cash, cash equivalents and marketable investment securities and revenue from licensing arrangements will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures through at least the next 18 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect. The key assumptions underlying this estimate include:

•	expenditures related to continued preclinical and clinical development of our lead product candidates during this period within budgeted levels;

•	no unexpected costs related to the development of our manufacturing capability; and

•	the hiring of a number of new employees at salary levels consistent with our estimates to support our continued growth during this period.

Our forecast of the period of time that our financial resources will be adequate to support operations is a forward-looking statement and involves risks and uncertainties. Actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors.” In light of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we enter into strategic partnerships with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress, results and costs of our preclinical studies, clinical trials and other research and development activities;

•	the terms and timing of any distribution, strategic partnerships or licensing agreements that we may establish;

•	the cost, timing and outcomes of regulatory approvals;

•	the number and characteristics of product candidates that we pursue;

•	the cost and timing of establishing manufacturing, marketing and sales capabilities;

•	the cost of establishing clinical and commercial supplies of our product candidates;

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We will need to raise additional funds to support our operations and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our failure to raise capital when needed may harm our business and operating results.

Our future contractual obligations, including financing costs, at December 31, 2006 were as follows (in thousands):

	Long-Term	Capital Lease	Operating Lease	Pliaglis Reacquisition
Year ending December 31,	Debt Financing	Obligation	Obligations	Obligation

2007	$ 1,003	$ 63	$ 264	$ 8,000
2008	925	—	321	—
2009	694	—	276	—

	2,622	63	861	8,000
Less interest	(248)	(1)	—	—

	$ 2,374	$ 62	$ 861	$ 8,000

During August of 2006, we and Ortho agreed to terminate the license agreement entered into in November 2000. In connection with that agreement, we reacquired the exclusive worldwide licensing rights to Pliaglis. Under the terms of the agreement, we made a license payment to Ortho of $2.5 million during the three months ended March 31, 2007, and will make additional payments of $2.5 million upon the earlier of signing a product supply agreement with Ortho on December 31, 2008, $3 million upon the earlier of the commercial launch of Pliaglis in the United States or January 1, 2008, and up to $12 million in payments based on annual product sale milestones being met.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). This Interpretation prescribes a consistent recognition threshold and measurement standard, as well as clear criteria for subsequently recognizing, derecognizing and measuring tax positions, for financial reporting purposes. FIN 48 also requires expanded disclosures with respect to the uncertainty in income taxes. FIN 48 is effective for the Company during the fiscal 2007 year beginning on January 1, 2007. The adoption of this interpretation did not have a material effect on the Company’s financial position or results or operations.

Quantitative and Qualitative Disclosure of Market Risks

Our exposure to market risk is confined to our cash and cash equivalents, which have maturities of less than three months, and marketable investment securities. The goals of the investment policy are as follows: preservation of capital; fulfillment of liquidity; optimal yields in relation to market conditions; and fiduciary control of cash and marketable investment securities. To achieve these objectives our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of securities, including United States government agencies, high credit rating commercial paper and money market accounts. As of March 31, 2007, we had cash and cash equivalents and marketable investment securities of $40.1 million. Because of the short-term maturities of our investments, we do not believe an increase in market rates would have a significant negative impact on the realized value of our investment portfolio. Additionally, as our debt facilities bear interest at fixed rates, we are not subject to market risk with respect to this debt.

BUSINESS

Overview

We are a specialty pharmaceutical company focused on the development and commercialization of topically administered drugs using our proprietary drug delivery technologies, primarily in the area of pain management. We have developed a portfolio of proprietary products and product candidates based on our Controlled Heat-Assisted Drug Delivery (CHADD) technology and our cream technologies (Peel and DuraPeel) that transform, or phase-change, from an initial liquid phase to a solid phase during application. Our products and product candidates include two products that have been approved for marketing (Pliaglis and Synera), and one product candidate for which we commenced Phase 3 clinical trials in June 2007 (ThermoProfen). We have begun human clinical trials for two additional product candidates and plan to file two investigational new drug (IND) applications in 2007.

Our products and product candidates are designed to address the inadequacies of current therapies, including efficacy, side effects, patient compliance and frequency of dosing. By using our proprietary drug delivery technologies in combination with approved drugs, we believe we can address many of the limitations of existing therapies while reducing the development risks, costs and timelines compared to developing new chemical entities. Our CHADD technology utilizes controlled heat which we believe can have a number of benefits, including the enhancement of transdermal drug adsorption, resulting in more effective delivery, faster onset of action, reduced systemic side effects and broader applicability and the complementary therapeutic combination of drug and heat. Our Peel and DuraPeel technologies allow drugs to be administered as a cream that then forms a pliable layer, offering potential advantages over traditional creams, gels and lotions including better controlled drug delivery, increased patient compliance and easier application to large and irregular skin surfaces.

Our current portfolio includes the following proprietary products and product candidates:

•	Pliaglis. Pliaglis is approved for marketing in the United States for local dermal anesthesia on intact skin prior to potentially painful cosmetic procedures such as dermatologic laser surgery and dermal filler injections. This product combines our Peel technology with a proprietary formulation of lidocaine and tetracaine to safely and effectively anesthetize contoured areas of the body more quickly than other therapies. According to the American Society for Aesthetic Plastic Surgery, there were approximately 9.5 million non-surgical cosmetic procedures performed in the United States in 2006, the majority of which we believe could benefit from a topical anesthetic. Pliaglis was approved by the Food and Drug Administrations (FDA) in June 2006 and we have entered into an exclusive license agreement with Galderma Pharma S.A. (Galderma) for marketing rights in the United States and Canada. We expect Pliaglis to be launched by Galderma in the United States in the second half of 2007. We also intend to seek a partner to market Pliaglis in Europe and we intend to submit a marketing authorization application (MAA) to market Pliaglis in several countries in the European Union in the second half of 2007.

•	Synera. Synera, another FDA approved product, is a patch designed to anesthetize the skin before potentially painful procedures involving needles. Synera uses our CHADD technology and a proprietary formulation of lidocaine and tetracaine to provide more convenient and faster local anesthetic effect compared to the most commonly used product on the market. Synera was launched in the United States by our commercialization partner Endo Pharmaceuticals, Inc. (Endo) for hospital-based pediatric procedures involving needles performed in the United States each year. We expect Endo to announce results of the Phase 4 marketing study we are conducting on its behalf in the fourth quarter of 2007. If positive, we believe this study will further support the use of Synera prior to immunization of children. We have established a European licensing agreement with EUSA Pharma (Europe) Limited (EUSA Pharma) for this product, which will be marketed in Europe under the proprietary name Rapydan. Rapydan was approved in Sweden in January 2007 and launched in May 2007. EUSA Pharma is seeking pan-European approval for Rapydan under the Mutual Recognition Procedure, based on the approval in Sweden.

•	ThermoProfen. ThermoProfen, our Phase 3 product candidate, integrates our CHADD technology and a topical formulation of the non-steroidal anti-inflammatory drug (NSAID) ketoprofen in a patch. It is designed to treat mild to moderate chronic pain associated with osteoarthritis (OA) of the knee. We estimate based on IMS Health data that this condition affects 6.5 million Americans, who primarily treat their pain with a variety of oral NSAIDs. Taken chronically, oral NSAIDs have a number of serious potential side effects such as gastrointestinal toxicity, central nervous system side effects including headache and dizziness, and other adverse events. ThermoProfen uses controlled heat to facilitate the delivery of ketoprofen locally and to provide therapeutic heat, which we believe will result in therapeutic efficacy comparable to oral pain medication with a lower risk of the potentially adverse effects of higher levels of drug concentration in the blood associated with oral systemic delivery. In our Phase 2 proof-of-concept study of ThermoProfen, 118 patients with mild to moderate pain from OA of the knee used either ThermoProfen or a control patch with short duration heat and no drug daily for 30 days. This Phase 2 study showed improvement in four measures of patient-reported pain intensity though results were not statistically significant. Based on the improvements seen in the patient-reported pain intensity measurements, we plan to conduct Phase 3 clinical trials with ThermoProfen in a larger number of patients. We plan to conduct two 12-week, three arm, double blind efficacy trials at approximately 60 clinical trial sites within the United States in patients with mild to moderate OA of the knee during the ThermoProfen Phase 3 program. These two trials will each include 1,500 patients and will be very similar in design. We commenced the first of these trials in June 2007. If our Phase 3 trials are successful and ThermoProfen is approved for marketing, we intend to build our own sales force to market this product into specialty markets such as pain and rheumatology, and we may seek a co-promotion partner for the larger primary care market.

•	Ketoprofen DuraPeel. Ketoprofen DuraPeel is in Phase 1 development and is being investigated for the treatment of pain associated with acute soft-tissue injury, such as a sprained ankle. This product uses our DuraPeel technology to deliver drug to the site of the injury for up to 12 hours and is designed to avoid the negative effects of oral systemic NSAID delivery.

•	Alprazolam Patch. Alprazolam patch is a transdermal patch in Phase 1 development and is being investigated for the treatment of panic disorder. This product uses a proprietary formulation designed to deliver alprazolam at a controlled rate for up to three days, potentially improving patient compliance and product efficacy for patients who suffer from panic disorder.

Corporate Strategy

Our goal is to become a leading, integrated specialty pharmaceutical company focused on the development and commercialization of innovative products primarily in the area of pain management. Our strategies to accomplish this goal include:

•	Leverage Our Drug Delivery Technologies to Develop Additional Products. We have invented and developed two proprietary drug delivery technologies that we believe are broadly applicable for the topical administration of many approved drugs. Our initial focus is pain management, but we believe our technologies can have application in other therapeutic areas. Our technologies form the basis of our two FDA approved products (Pliaglis and Synera), two of our product candidates in human clinical trials (ThermoProfen and ketoprofen DuraPeel) and our two planned INDs in 2007. We also intend to capitalize on our research and development capabilities, develop additional drug delivery technologies and potentially pursue product and technology acquisition or in-licensing opportunities.

•	Complete Clinical Development and Commercialize ThermoProfen. Our lead development stage product is ThermoProfen and we are focused on developing and obtaining its regulatory approval as quickly as possible. We have completed integration of drug and heating components for our Phase 3 clinical trial materials and the intended commercial product. We have designed the studies we believe will be required, if successful, for submitting an NDA including pharmacokinetic trials, two Phase 3 efficacy trials, a long-term safety trial and a two year preclinical carcinogenicity study in rats. We commenced the first Phase 3 clinical trial in June of this year.

•	Maximize the Commercial Opportunities for Pliaglis and Synera. We intend to seek marketing approval and a strategic partner to market Pliaglis in the European Union. We are conducting an additional post-marketing, or Phase 4, clinical trial for Synera in the United States on behalf of Endo to support the use of Synera in pediatric immunization procedures. We are supporting EUSA Pharma’s efforts to receive regulatory approval for marketing Rapydan in the rest of Europe.

•	Develop Sales and Marketing Capabilities. We intend to build our own specialty sales force to market and sell ThermoProfen as well as future products. We believe that a moderately sized specialty sales force can effectively market ThermoProfen to physicians in markets such as pain and rheumatology, allowing us to leverage our therapeutically focused product portfolio and pipeline. By establishing a specialty sales force, we expect to retain more of the value from our product portfolio and advance our transition to an integrated specialty pharmaceutical company.

Our Drug Delivery Technologies

We have invented and developed two novel drug delivery technologies that have led to our two FDA approved products and product pipeline, including one product candidate in Phase 3 clinical development. These technologies are:

Controlled Heat-Assisted Drug Delivery (CHADD)

Our Controlled Heat-Assisted Drug Delivery (CHADD) unit generates heat when exposed to the air. The CHADD unit consists of a powder-filled pouch laminated between a top cover film with oxygen-regulating holes and a bottom film with a pressure-sensitive adhesive layer. The heat-generating powder consists of a mixture of several non-toxic ingredients in a precisely controlled ratio. When the CHADD patch is removed from its hermetically sealed pouch, oxygen in ambient air flows into the heat-generating powder, initiating an oxidative reaction. After an initial rise in temperature, the mild heat generated by the CHADD unit will reach and maintain a controlled temperature range for a pre-determined period of time. When the heat-generating medium is exhausted, the skin temperature gradually returns to normal. The CHADD unit may either be incorporated directly into the drug-containing patch as with Synera and ThermoProfen, or placed on top of a transdermal drug patch to initiate temporary increases in drug concentrations. CHADD units can be customized to achieve the specific temperature and duration of heating required for therapy. Depending on the intended application, a CHADD unit can be designed to deliver heat for periods from 20 minutes to 12 hours.

We believe our CHADD technology can have a variety of clinically important advantages over traditional patch technologies, including:

•	More Effective Delivery. Frequently, oral drugs are unable to deliver high concentrations of drug to the desired target site due to poor absorption qualities, first pass metabolism, and adverse side effects. Traditional patches may be unable to deliver effective doses of the drug, or their use may be associated with unacceptable adverse side effects. We believe the controlled heat generated by the CHADD unit may be able to deliver higher levels of drugs with fewer systemic adverse side effects associated with oral delivery.

•	Faster Onset of Action. The CHADD technology may be used with transdermal drug delivery systems to reduce onset time by increasing body fluid circulation and the release rate of the drug into the body. This may be particularly useful for transdermally delivered drugs that have longer than desirable onset times. Stand-alone CHADD units can be placed over an existing drug patch to rapidly increase the blood levels of the drug from the patch. We have conducted several clinical studies evaluating the impact of heat on the transdermal delivery of certain transdermal patches. Results from those studies indicate that heat can produce increases in the rate of drug delivered and the total amount of drug delivered from these patches.

•	Reduced Side Effects. Many transdermal drug delivery systems rely on the use of skin permeation enhancers that irritate, damage or otherwise compromise the skin. Our proprietary CHADD technology uses controlled heat to enhance permeation in a way that may be less irritating to the skin than chemical permeation enhancers. Additionally, the enhanced permeation provided by the CHADD technology may allow the use of drugs in patch formats that otherwise may not be therapeutically effective in a traditional patch due to either slow drug absorption or the need for excessive permeation enhancers.

•	Complementary Therapeutic Combination of Drug and Heat. Topically applied heat has been shown to provide a therapeutic benefit for the treatment of some painful conditions. We believe our combination of heat and drug will be more effective than either drug or heat alone. We believe that when topical heat is combined with the local delivery of some pain drugs, an additional complementary therapeutic benefit may occur compared to patch products that do not use heat and drug together.

Phase-Changing Cream Technology

Peel

Our Peel drug delivery technology allows a drug-containing cream which, once applied to a patient’s skin, dries to form a pliable layer that releases drug into the skin. The Peel technology contains a single solvent which allows drug delivery to continue until the solvent evaporates, after which drug transfer from the formulation stops. Peel based products can be left on for periods from 20 to 60 minutes, depending on the desired effect. After the desired effect is achieved, the Peel product can be easily removed from the skin. This drug delivery technology is well-suited for drugs that require a single, short-term application, such as local anesthetics applied before a painful procedure and for uneven, irregular or contoured surfaces.

DuraPeel

Our DuraPeel technology allows a drug to be spread as a cream onto a patient’s skin where within a few minutes it forms a pliable layer that is not inadvertently removed by touching or contact with clothing. DuraPeel formulations include two solvents: one that evaporates quickly and one that evaporates more slowly. Once applied, one solvent in the cream dries and the product forms a pliable layer. The other solvent remains in the formulation, allowing for sustained drug delivery. While the Peel technology allows for short-term drug delivery for periods of up to an hour, the DuraPeel technology allows for predictable drug delivery for up to 12 hours. Following the desired treatment time, the DuraPeel product can be easily peeled or washed from the skin. The Peel and DuraPeel formulations can be applied over contoured parts of the body. Drugs that we believe can be delivered using these technologies include topical local anesthetics, analgesics, steroids, antivirals, antifungals and retinoids.

We believe our phase-changing cream (Peel and DuraPeel) technologies may have several benefits compared to traditional patches, creams, gels and ointments:

•	Controlled Drug Delivery. Conventional creams, ointments and gels do not allow for controlled drug delivery because they are vulnerable to unintended removal by contact with clothing, objects or people and dosing levels vary depending on the thickness or volume applied and the frequency of application. We believe Peel and DuraPeel technologies are capable of delivering drugs to areas covered by the product, regionally in tissues near where the product is placed or systemically throughout the blood stream. Peel and DuraPeel based formulations create a pliable layer that remains adhered to the skin and maintains drug delivery for desired treatment periods of up to 12 hours.

•	Patient Compliance. Many topical creams require frequent dosing to achieve the intended therapeutic outcome. The frequent dosing requirements can lead to low patient compliance. Because of its ability to sustain prolonged drug delivery periods and to protect against unintentional removal, we believe that DuraPeel products may improve patient compliance, which may improve treatment outcome.

•	Application to Large and Irregular Skin Surfaces. The rigidity, size and shape of traditional transdermal patches limit their application to relatively flat skin surfaces. For example, the most commonly used topical local anesthetic preparation may not be suitable for application on all areas of the body because it does not adhere to the application site, which can lead to side effects such as running into the eyes. Peel and DuraPeel formulations dispense as a cream that quickly forms a pliable layer that adheres to any intact skin surface.

Products and Product Candidates

We have developed the following products and product candidates based on our proprietary platform technologies:

		Approved or		Marketing
Product	Drug Compound	Target Indication	Status	Rights
Pliaglis	Peel + proprietary lidocaine and tetracaine formulation	Topical local anesthesia for dermatological procedures	Approved United States EU MAA submission in 2nd half of 2007	Galderma United States and Canada ZARS rest of world
Synera/ Rapydan	CHADD + proprietary lidocaine and tetracaine formulation	Topical local anesthesia prior to use of needles or superficial dermatological procedures	Marketed United States Marketed Sweden, MRP underway	Endo United States EUSA Pharma European Union
ThermoProfen	CHADD + proprietary ketoprofen formulation	Mild to moderate pain associated with osteoarthritis of the knee	Phase 3	ZARS World Wide
Ketoprofen DuraPeel	DuraPeel + proprietary ketoprofen formulation	Pain associated with acute soft tissue injury	Phase 1	ZARS World Wide
Alprazolam patch	Proprietary alprazolam formulation	Panic disorder	Phase 1	ZARS World Wide

Our Lidocaine and Tetracaine Products

Lidocaine and tetracaine are anesthetic agents that block nerve impulses, resulting in local anesthesia. Our Pliaglis and Synera products compete primarily with topical local anesthetic creams. IMS Health reported sales of approximately $149 million of topical local anesthetic creams, gels and aerosols in the United States in 2006.

We believe that our Synera and Pliaglis products offer a number of benefits over the most commonly used topical local anesthetic preparation, as described in the following table:

Currently Marketed
	Pliaglis	Synera	Product
Approved Indication	Local analgesia on intact skin for superficial dermatological procedures	Local analgesia on intact skin for superficial venous access and dermatological procedures	Local analgesia on intact skin and for superficial minor surgery on genital mucous membranes
Onset Time	20-60 minutes	20-30 minutes	60-120 minutes
Duration	11 hours	Untested	1-2 hours
Convenience	Cream, peelable when dry	Adhesive bandage	Requires airtight wrapping
Vasodilatation	Yes	Yes	No (vasoconstriction)
Ease of Removal	Peeled off	Peeled off	Must be wiped off and cleaned

Pliaglis

Summary: Pliaglis is a topical local anesthetic cream that provides safe and effective local dermal anesthesia on intact skin prior to painful cosmetic procedures such as dermatologic laser surgery and dermal filler injections. This product consists of a proprietary formulation of lidocaine and tetracaine that utilizes our Peel technology. Pliaglis was approved by the FDA in June 2006 and is expected to be launched by Galderma in the United States in the second half of 2007.

Market: We believe a substantial market exists for a non-invasive method of anesthetizing intact skin prior to cosmetic dermatological procedures. Cosmetic dermatological procedures include laser procedures, such as facial skin resurfacing, hair removal, tattoo removal, vascular lesion removal and varicose vein removal. These procedures can be very painful and often require some type of anesthesia before they can be completed. Other cosmetic procedures, such as dermal fillers and neurotoxins, such as Botox injections, are also painful and may benefit from topical skin anesthesia before the procedure. According to the American Society of Plastic Surgeons, there were approximately 9.1 million minimally-invasive cosmetic procedures performed in 2006. These procedures are elective and not subject to reimbursement policies. We believe that dermatologists use topical anesthesia for most of the cosmetic procedures they perform, and Pliaglis’s core market opportunity is to provide topical dermal anesthesia before these non-surgical cosmetic dermatological procedures.

The most commonly used topical local anesthetic preparation is a lidocaine and prilocaine cream, originally marketed as EMLA, which requires application under airtight wrappings and application times of 60 to 120 minutes. Application under airtight wrappings can be difficult and inconvenient when the procedure is to be conducted on the face. Local anesthetic preparations that are not FDA approved are used by some physicians, but the safety and efficacy of these products has not been proven. The FDA warned several compounding pharmacies to stop manufacturing preparations of topical anesthetic in bulk, expressing concern about the serious health risks related to topical anesthetic creams that were prepared and distributed other than compounding by the pharmacy pursuant to an individual patient prescription.

Pliaglis Treatment: Pliaglis is applied to intact skin before superficial dermatological procedures. Pliaglis should be applied for 20-30 minutes prior to minor dermatological procedures, such as a dermal filler injections, and for 60 minutes prior to major dermatological procedures, such as laser-assisted tattoo removal. Following the application period, Pliaglis can easily be removed from the skin and the procedure can be performed. Common adverse side effects following application of Pliaglis include swelling and redness, each of which is usually minor and resolves without treatment. During the Phase 3 clinical trials, no serious adverse events associated with the study drug were reported. Pliaglis has been studied on more than 2,100 patients in 42 clinical trials, including 801 patients in eight Phase 3 studies.

Status: Pliaglis was approved by the FDA in June 2006. In February 2007, we licensed the marketing rights to Pliaglis in the United States and Canada to Galderma for dermatology and plastic surgery. Galderma was formed in 1981 as a joint venture between Nestlé and L’Oréal, and is focused on providing innovative therapeutic, corrective and aesthetic solutions that meet the needs of dermatology patients and physicians. Galderma’s portfolio of products includes treatment for major skin conditions. Pliaglis is expected to initially be marketed by an expanded unit of Galderma’s current 200-person US sales force during an exclusive promotion period to aesthetic dermatologists and plastic surgeons. Commercial launch of Pliaglis is expected in the second half of 2007. We have received a $30 million license fee payment and may receive an additional $10 million in a milestone payment, as well as royalties based on net sales. We intend to submit an MAA to market Pliaglis in several countries in the European Union in the second half of 2007.

Synera

Summary: Synera, marketed as Rapydan in Sweden, is a topical patch designed to provide local dermal anesthesia for potentially painful superficial procedures, such as venous access procedures involving needles and immunization injections of children. Synera uses CHADD technology and a proprietary local anesthetic formulation that contains lidocaine and tetracaine. The CHADD unit generates gentle heating of the skin and has been demonstrated in a well-controlled clinical trial to contribute to the efficacy of Synera. Synera was approved by the FDA in June 2005 and in Sweden in January 2007.

Market: We believe an underserved market exists for products to anesthetize the skin before many painful medical procedures, including needle sticks, catheter insertions, biopsies, skin lesion removal, lumbar punctures and minor dermatological procedures. We believe that hospital based pediatric procedures involving needles in the United States would benefit from a needle-free dermal anesthetic. We are conducting a Phase 4 immunization study to support the use of Synera in pediatric immunizations.

Synera Treatment: Synera resembles a small adhesive bandage in appearance and ease of application, and is applied to the skin before painful medical procedures such as venous access, such as blood draws and catheter insertions needle injection and minor dermatologic surgical procedures. To apply, the patch is simply removed from its pouch, peeled from a plastic liner and applied to the skin. Synera is applied for 20 to 30 minutes prior to venous access procedures and needle injections and for 30 minutes prior to minor dermatological procedures such as shave biopsy and excision. Common adverse side effects following application of Synera include swelling and redness, each of which resolved spontaneously soon after treatment. Synera generates a mild warming effect during application (maximum temperature of approximately 41°C) that has been proven in clinical trials to contribute to the efficacy of the product.

Status: Synera has been studied extensively on more than 1,400 subjects in 26 clinical trials and was approved by the FDA in June 2005. Synera is approved to provide local dermal anesthesia for superficial venous access and superficial dermatological procedures such as shave biopsy and excisions. Trials on Synera were conducted in pediatric, adult and geriatric patient populations. In a clinical trial that compared Synera to EMLA, the most widely used topical anesthetic in the United States and Europe, Synera showed significantly reduced patient-reported pain intensity as compared to EMLA for venous access procedures following application times of 10, 20 and 30 minutes for both products.

In January 2006, we entered into an exclusive license agreement for Synera with Endo for the United States, Canada and Mexico. We have received $19 million in initial license fees and milestone payments and may receive up to an additional $23 million in milestone payments, as well as royalties based on net sales. Synera was launched in the United States by Endo in the summer of 2006 initially to pediatric hospitals. To date, Endo has not recognized any revenue on shipments of Synera to distributors. We believe that Endo’s strategy for increasing Synera sales and market penetration includes seeking and obtaining approval from pharmacy and therapeutics committees at pediatric hospitals, as Synera cannot be sold into a hospital until it receives hospital pharmacy formulary acceptance. Endo has announced its intention to reorganize its specialty sales force, who will promote Synera primarily in a core group of U.S. pediatric hospitals.

We licensed the European marketing rights for Rapydan to EUSA Pharma in July 2006. EUSA Pharma is an EU-based specialty pharmaceutical company that has marketing capability in the United Kingdom, Germany, France, Spain and Italy, the five largest European markets, as well as Scandinavia, Benelux, Austria, Ireland and Portugal. As of May 2007, we have received $2.8 million in an initial license fee and milestone payments and EUSA Pharma, Inc. common stock valued at $250,000 and may receive up to an additional $18.5 million in milestone payments, as well as adjustable royalties based on net sales. We submitted an MAA for Europe in 2005 utilizing the Mutual Recognition Procedure, or MRP. Rapydan has been approved in Sweden, the reference Member State under the MRP, and EUSA Pharma is seeking regulatory approval for marketing Rapydan in the United Kingdom, Germany, France, Spain and Italy using the MRP. European launch occurred in May 2007 in Sweden and is expected in the second half of 2007 for the United Kingdom, Germany and France, and in 2008 for Spain and Italy.

Planned Clinical Development: We are conducting two additional clinical trials for Synera in the United States on behalf of Endo. The first study has been designed to satisfy a Phase 4 commitment made to the FDA to obtain additional pharmacokinetic safety data in very young children. It is anticipated that six infants and five neonates will be enrolled in the study. Completion of this study is expected to meet the post-approval regulatory commitment and provide the exposure data to support the use of Synera in neonates and infants. A second Phase 4 study will evaluate Synera for the relief of pain associated with pediatric immunization. This randomized, double-blind, placebo controlled, parallel design study will evaluate approximately 80 children between the ages of four and seven years. We expect that the results from both of these trials will be available in the fourth quarter of 2007.

Our Topical NSAID Products

We believe that local delivery of NSAIDs will result in lower systemic blood levels, leading to a lower incidence of the side effects associated with oral NSAID therapy, such as gastrointestinal toxicity side effects including bleeding and ulceration, central nervous system side effects including headache and dizziness, and other adverse events. The occurrence of the side effects associated with chronic use of oral NSAIDs increases as the duration of treatment becomes longer and the daily dose becomes higher. In patients over the age of 65 years, 20 to 30 percent of all hospitalizations and deaths due to peptic ulcer disease are attributable to NSAID therapy according to an article published in the American Journal of Pharmaceutical Education. In addition the annual economic burden of NSAID-induced gastrointestinal side effects has been estimated to exceed $500 million by the International Society of Arthroscopy Knee Surgery and Orthopaedic Sports Medicine. COX-2 inhibitors, the class of selective NSAIDs designed to avoid the gastrointestinal side effects of non-selective NSAIDs, have recently been shown to increase risks of serious cardiovascular side effects, resulting in curtailment of their use in the United States. Based on data from IMS Health, we estimate that, prior to recognition of these side effects, COX-2 selective agents generated sales in excess of $5 billion in 2004.

Topical NSAID products are available in Asia and Europe as gel, patch (plaster) and spray formulations and have gained rapid acceptance in part because of the safety benefits of topical NSAIDs. Based on data from IMS Health, we estimate that the worldwide market outside of North America for topical anti-rheumatics was approximately $2.5 billion in 2006, with the majority of sales coming from topical NSAIDs sold in Europe and Japan. Currently there is no topical NSAID product being sold in the United States.

Published clinical studies have indicated that topical NSAIDs, including ketoprofen, produce similar levels of pain relief compared to the oral version of the same NSAID for acute and chronic musculoskeletal pain. Topical NSAIDs have also been shown to lead to significantly better pain relief compared to placebo in patients with OA of the knee and studies have indicated they are also effective at relieving chronic musculoskeletal pain.

Oral ketoprofen was introduced to the market in 1973. It is a potent, non-selective NSAID with anti-inflammatory and analgesic properties that has been widely used for a variety of arthritic conditions including the management of pain associated with OA. Unlike COX-2 selective NSAIDs, published clinical trial data has also shown that topical ketoprofen does not cause adverse events. Based on the results of several published clinical trials, we believe that ketoprofen can be more effective than other topical NSAIDs for the treatment of chronic musculoskeletal pain.

ThermoProfen

Summary: ThermoProfen is a matrix transdermal ketoprofen patch that is integrated with a long-lasting CHADD unit to assist in the local delivery of the drug and to provide therapeutic heat. It is designed to treat chronic pain associated with OA of the knee. ThermoProfen will be evaluated for once-per-day, 12-hour application. We believe ThermoProfen can provide localized pain relief with lower systemic levels than oral administration of ketoprofen, which we expect will reduce the frequency of adverse effects of oral ketoprofen and other oral NSAIDs.

Market: OA is a disease of the joints that causes erosion of cartilage and leads to friction between bones. Based on data from IMS Health, we estimate that 6.5 million have mild to moderate pain associated with OA of the knee. We believe that the number of individuals with OA of the knee in the United States will increase due to the growing U.S. population, shifting age demographics and additional factors including obesity that can increase the prevalence of OA. The two most common treatments for the pain associated with OA of the knee are non-selective and COX-2 selective NSAIDs. Despite their gastrointestinal related side effects, the fastest growing class in the pain market were non-selective NSAIDs, which, based on a report by Business Insights, Ltd., we believe will reach approximately $7.0 billion in 2005.

ThermoProfen Treatment: As a new topical treatment for the pain associated with OA of the knee, we believe ThermoProfen can provide similar pain relief to that provided by orally administered NSAIDs with lower levels of systemic side effects and comparable ease and convenience of use.

A ThermoProfen Phase 1 clinical trial demonstrated that the controlled heat produced by CHADD increases both the rate of drug delivery and the total amount of drug delivered from these patches. In clinical trials with Synera, the CHADD heating component was shown to enhance the delivery of local anesthetics into the skin and provide significantly better efficacy than Synera without heat. Similarly, we expect that the CHADD heating component of ThermoProfen will enhance the efficacy and delivery of ketoprofen into the skin. Existing over-the-counter products that produce uncontrolled heat can improve the symptoms associated with OA. We believe the controlled heat of the CHADD units may provide additional pain relief in addition to the relief provided by the improved delivery of ketoprofen.

Status: In addition to several preclinical studies, we have completed several pharmacokinetic and temperature profile studies and a Phase 2 proof-of-concept efficacy trial for ThermoProfen. A pharmacokinetic trial indicated a previous generation of ThermoProfen with an area of coverage of 100 cm2 resulted in systemic blood levels of ketoprofen 27% higher than was delivered by topical administration without heat. In the Phase 2 proof-of-concept study, 118 patients with mild to moderate pain from OA of the knee used either ThermoProfen or a control (a patch with minimal heat and no drug) daily for 30 days. Outcome measures collected included visual analog scale (VAS) measurements of the pain-subscale of the Western Ontario and McMaster Universities, or WOMAC, osteoarthritis index (a disease-specific measure of health for osteoarthritis) and of four other patient-reported pain intensities. The results of this Phase 2 study indicated an improvement in the four measures of patient-reported pain intensity, as listed in the table below.

	% Improvement in
	change from baseline
VAS Pain Measure	(compared to control)	p-value*

Worst Pain Over Last 24 Hours	35.4%	0.0717
Average Pain Over Last 24 Hours	32.1	0.1027
Pain Now	34.1	0.1295
Best Pain over Last 24 Hours	23.8	0.2155

*	A p-value is a statistical measure used to predict when a result of a study is likely the result of an intended outcome, such as a drug having a therapeutic effect in a clinical trial, and not the result of a random occurrence. A value of p<0.05 means the likelihood of a result by random chance is less than five in one hundred. As p-values become smaller, the probability of a result by random chance decreases. The standard convention is to consider p-values of less than 0.05 a statistically significant result.

Neither these results, nor the WOMAC index results, demonstrated statistically significant improvement compared to the control, in part, we believe, due to small sample sizes. The WOMAC index results did not exhibit any trend, while the VAS scale results exhibited a positive trend. Based on this positive trend, we are preparing to conduct Phase 3 clinical trials with ThermoProfen involving larger numbers of patients.

Planned Clinical Development: We plan to conduct two 12-week, three arm, double blind efficacy trials at approximately 60 clinical trial sites within the United States in patients with mild to moderate OA of the knee during the ThermoProfen Phase 3 program. These trials will be conducted with a next-generation of ThermoProfen with integrated CHADD units in a patch with an area of coverage of 172 cm2 containing 136 mg of ketoprofen. We believe the larger patch with more ketoprofen will lead to greater levels of pain relief than the previous version. These two trials will each include 1,500 patients and will be very similar in design. In both studies, three groups of approximately 500 patients each will be randomized to receive either ThermoProfen, a ketoprofen control (a patch with drug but no heat), or a heat control (a patch with heat but no drug). We believe the increased number of patients will improve the chance of reaching statistical significance. The primary measure of efficacy will be the patient’s report of average pain intensity over the last 24 hours using a VAS pain measure, at Week 12. The primary efficacy endpoint is the proportion of patients with a 30% or greater decrease in pain intensity in the ThermoProfen group compared to either of the control groups. We commenced the first of these trials in June 2007. An independent statistician will conduct a limited interim analysis after approximately 100 patients in each group of the first trial have completed the study to determine if the projected number of 500 patients in each of the three groups will be sufficient to detect a statistical difference in the primary efficacy endpoint. The interim analysis may not be predictive of the eventual outcome of the trial. In order to show efficacy needed for FDA approval,

ThermoProfen will have to demonstrate statistically significant benefit over both control groups in both clinical trials.

In addition to the two efficacy trials, we plan to conduct an open-label safety trial at approximately 60 sites within the United States. In the safety trial, patients who complete either of the two efficacy trials will be able to use one or two ThermoProfen patches daily for up to one year. During this trial patients will be monitored on a regular basis to collect safety information. To achieve the safety data required for approval, we will need to enroll enough patients in this trial so that 300 to 500 patients have used ThermoProfen for at least six months and 100 patients have taken it for at least one year. We also plan to initiate a two-year preclinical dermal carcinogenicity study by the first quarter of 2008 after we have completed the required ongoing pilot studies. We are also conducting several other trials to characterize the heating-profile and pharmacokinetics profile of the ThermoProfen used in the Phase 3 trials.

Ketoprofen DuraPeel

Summary: Ketoprofen DuraPeel is a phase-changing cream designed to deliver ketoprofen locally for an extended period of time. The product is being developed to treat acute musculoskeletal pain resulting from soft tissue injuries such as muscle strains, ankle sprains and sports injuries. Ketoprofen DuraPeel is currently in Phase 1 clinical trials.

Market: Based on data from the National Institute of Arthritis and Musculoskeletal and Skin Diseases, there were an estimated 9.1 million ankle sprains in the United States in 2004. Sprains and strains are typically treated with ice, compression, elevation of the injury and oral NSAIDs.

Ketoprofen DuraPeel Treatment: Ketoprofen DuraPeel is initially dispensed as a cream and spread onto the skin, where it dries to form a pliable layer. The underside of this layer delivers a sustained steady-state dose of ketoprofen for an extended period. Following the desired application time, the ketoprofen DuraPeel layer can be peeled or washed from the skin. For ketoprofen DuraPeel, the formulation is intended to be used for up to 12 hours. The ease of application and duration of delivery by ketoprofen DuraPeel may provide increased convenience over the current treatment for sprains and strains. We anticipate that ketoprofen DuraPeel will have comparable efficacy and a better safety profile than orally administered NSAIDs because it will deliver the drug to the site of injury and avoid the negative effects of systemic NSAID delivery.

Status: We have completed a Phase 1 pharmacokinetics trial for ketoprofen DuraPeel, in which the drug appeared to be well-tolerated. We intend to conduct additional pharmacokinetics trials during the remainder of 2007.

Alprazolam Patch

Summary: Our transdermal alprazolam patch is being developed to treat panic disorder. We believe this product will deliver alprazolam across the skin at a controlled rate for up to three days, offering improved patient compliance and product efficacy. The alprazolam patch is currently in Phase 1 clinical trials.

Market: Panic disorders are serious medical illnesses that affect approximately 6 million American adults according to the National Institute of Mental Health. Panic disorder is a specific anxiety disorder characterized by episodic panic attacks. Panic disorder is a serious condition that adversely affects an individual’s quality of life, personal relationships, ability to work, and is a significant economic burden to society. Drugs used to treat anxiety disorders (including panic disorder) include selective serotonin reuptake inhibitors, monoamine oxidase inhibitors, tricyclic antidepressants, azipirones, beta blockers and benzodiazepines.

Medications with a short duration of effect must be administered multiple times during the day to maintain consistent therapeutic benefit. Both immediate release alprazolam and other benzodiazepines need to be administered multiple times daily, which may compromise patient compliance and increase the risk of breakthrough panic attack. In addition, benzodiazepines with a short duration of effect are often associated with wide variations in effect between doses. Mild sedation is associated with peak drug levels and anxiety and panic may be associated with trough drug levels. The variations between peak and trough drug levels have prompted a symptom-driven phenomenon of careful monitoring by the patient of the exact timing of his or her next dose, commonly referred to as “clock watching.”

Oral alprazolam was originally approved for the treatment of anxiety disorder as Xanax in 1981. The extended release form, Xanax XR, which allows once daily dosing, was approved for panic disorder in 2003. Patents covering Xanax expired in 1993 and the market exclusivity period for Xanax XR expired in 2006. In 2005, the last full year of sales before patent expiration of Xanax XR, worldwide revenues of both Xanax and Xanax XR were $409 million while total US sales of alprazolam products generated $1.1 billion according to IMS Health.

Alprazolam Patch Treatment: We believe we can develop a product that delivers therapeutic concentrations of alprazolam transdermally into the blood stream for up to three days. Our alprazolam patch is designed to provide benefits over the existing treatment options for the following reasons:

•	deliver more consistent blood levels of alprazolam than oral doses;

•	improve patient compliance and thus product efficacy;

•	have fewer side effects during drug tapering and discontinuation;

•	eliminate the patient anxiety of properly timing their dosage observed with oral alprazolam; and

•	delay relapse.

Current Status: We are currently conducting a Phase 1 clinical trial designed to evaluate the pharmacokinetics and safety of an alprazolam patch in healthy volunteers. We plan to conduct additional Phase 1 trials throughout the remainder of the year.

Research and Development

As of March 31, 2007 we had 66 full-time employees engaged in research and development, of which 25 hold either Ph.D., M.D. or Master’s degrees. Our research and development employees have been responsible for all aspects of product development including product conceptualization, formulation development, product engineering, clinical trials and regulatory compliance resulting in our obtaining FDA approval for Synera and Pliaglis.

Our research group is comprised of 11 full time scientists, five of whom have advanced degrees. Collectively, the group has extensive expertise and experience in transdermal drug delivery, topical drug formulations, polymer chemistry, analytical methods, in-vitro flux studies, pharmacokinetics and drug stability. In addition to preclinical research and development work, the group is also responsible for generating patent applications and patent execution (with the assistance of external patent counsel), conceiving new product ideas, and evaluating potential in-license technologies and products. To date, the group has developed all our technologies and intellectual property, which includes 28 issued patents (21 in the United States), and 76 pending patents (24 in the United States).

We formed our New Products Committee, or NPC, in order to analyze and critically assess new product opportunities for development and licensing. Our NPC meets on a regular basis and is comprised of representatives from each functional department, including manufacturing, research and development and finance. The NPC evaluates projects for the upcoming year’s corporate goals and recommends which new projects have the potential to be the most beneficial in meeting our strategic goals. The NPC also considers the risk and timing of potential projects in order to manage a continuous flow of new product opportunities in considering longer-term sustained growth. A key role of the NPC is to determine goals and priorities with the input and consensus of all program stakeholders.

The criteria used to prioritize new product opportunities include market size and growth, intellectual property, technical feasibility, therapeutic fit, development risk, competition, suitability of projects with our planned sales force and manufacturing capabilities and medical need. The NPC also considers opportunities for in-licensing.

When the NPC completes its analysis of a new product opportunity, they present their recommendation to the Executive Committee. If the Executive Committee accepts their recommendation, each newly approved project is provided a budget and assigned to project management.

Manufacturing

We manufacture the clinical trial materials for our product candidates using vendor-supplied raw materials at our pilot scale manufacturing facilities in Salt Lake City. To date, we have manufactured clinical trial materials for our approved products and for our products currently in various clinical trial phases. We believe that manufacturing our product candidates will potentially lead to greater intellectual property protection and decrease the risk of supply interruption from contract manufacturers.

Pliaglis and Synera

We have licensing agreements for both Pliaglis and Synera where the manufacturing responsibilities are held by our respective partners. Currently both Pliaglis and Synera are manufactured by qualified, third-party contract manufacturers.

ThermoProfen

We currently outsource the manufacturing of certain components of ThermoProfen, including the drug coated adhesive laminate which is manufactured by Corium International, Inc., or Corium, a third-party contract manufacturer. In October 2003, we signed a supply agreement with Corium for the development, license and supply of a transdermal drug patch that contains ketoprofen and incorporates our controlled heat-assisted drug delivery technology. In June 2006, we executed an addendum to the supply agreement for supply of approximately 65% of the ketoprofen-coated laminate anticipated to be required in Phase 3 clinical studies. We are in discussions with Corium with regard to supply of the remaining drug-coated laminate for Phase 3 studies. As a contract manufacturer, Corium is subject to ongoing periodic inspections by the Food and Drug Administration as well as other state, federal and foreign regulatory agencies.

Our raw materials, which constitute the basic ingredients of the CHADD, are mostly commodity items. These raw materials are readily available and have relatively short order lead times. We do not currently foresee any issues with sourcing these raw materials. Similarly, our packaging materials (pouch stock, cartons, shippers, etc.) are items that are widely available, and which have multiple suppliers that could meet our requirements.

None of our film materials, which are used in construction of the patch, have been developed exclusively for us. All of our film materials are also used in other various industries and applications. While each of these materials is unique to the manufacturer, there are similar, and we believe suitable, materials available from other suppliers.

We have qualified COSMA, S.p.A. to supply ketoprofen as the active pharmaceutical ingredient, or API, in the ketoprofen-coated laminate, but we have not entered into a supply agreement with COSMA. We anticipate qualifying a second supplier of ketoprofen during Phase 3 trials. We believe there will be sufficient quantities of ketoprofen-coated laminate to complete the clinical trials required for regulatory approval.

In anticipation of the commercialization of ThermoProfen, we intend to manufacture elements that are core to our proprietary technology. We are working with an experienced architectural/engineering firm in the conceptual design phase, planning a commercial scale manufacturing facility. We intend to leverage the experience we have gained from developing the pilot scale manufacturing process for ThermoProfen to our commercial ThermoProfen process and to additional product candidates so we retain the added value and control over quality and supply levels. We believe we have put in place robust quality assurance and quality control systems applicable to the manufacture, packaging, labeling and storage of our product candidates in compliance with applicable regulations. These quality systems include requirements for quality management and organization, manufacturing facilities, equipment, purchasing and handling of materials and components, production processes and controls, packaging and labeling controls, distribution to clinical sites and record keeping.

Other Clinical Programs

We currently manufacture our clinical supplies for both the alprazolam patch and ketoprofen DuraPeel. Some, but not all purchased materials for our product candidates are available from more than one supplier.

Our suppliers have no contractual obligations to continue to supply us with any of the components necessary to manufacture our product candidates. Any supply interruption from our vendors or contract manufacturers would limit our ability to manufacture our product candidates and could delay clinical trials for, and regulatory approval of, our product candidates. We have identified alternate suppliers for several of our key materials; however, qualification of alternate suppliers may take time.

Licensing and Manufacturing Agreements

Ortho-McNeil Pharmaceuticals.  In November 2000, we entered into a license agreement with the Ortho Dermatalogical Division (now the OrthoNeutrogena Division) of Ortho-McNeil Pharmaceuticals, a subsidiary of Johnson and Johnson, which granted to Ortho-McNeil Pharmaceuticals an exclusive license to develop and commercialize Pliaglis. In August 2006, we entered into a mutual termination agreement with the OrthoNeutrogena Division and the Global Pharmaceutical Supply Group (GPSG) of Ortho-McNeil Pharmaceuticals pursuant to which we terminated the previous license with respect to Pliaglis. In connection with this agreement, we reacquired the exclusive worldwide licensing rights to Pliaglis. In exchange for the termination of the license, we agreed to pay the OrthoNeutrogena Division a total of up to $20 million based on both the timing of various events, including the Pliaglis launch and net sales of Pliaglis. Under the mutual termination agreement, GPSG is required to supply us with Pliaglis and use commercially reasonable efforts to assist us in completing the transfer of the manufacturing process and test methods to us or our designee prior to December 31, 2008, at which point GPSG’s obligation to supply us with Pliaglis shall cease.

Galderma.  In February 2007, we entered into a license agreement with Galderma under which we granted Galderma an exclusive license to develop and commercialize Pliaglis in the United States and Canada. In consideration for this license, Galderma paid us initial license fees of $30 million and are required to provide an additional $10 million if certain milestones are met. Galderma also agreed to pay us royalties based on the net sales of Pliaglis, the cost to produce Pliaglis, adverse events outside of Galderma’s control and the presence of generic competition in the United States and Canada. During the term of the agreement, Galderma has the sole right and responsibility to seek regulatory approval and undertake further development of Pliaglis in the United States and Canada, including additional clinical development, continuing non-clinical studies and other development activities. We have the right to conduct clinical development and seek regulatory approval for Pliaglis both outside the United States and Canada and for new indications within the United States and Canada. Under the agreement, we also have the right to co-promote Pliaglis to (i) specialists in the areas of neurology, pain management, rheumatology, orthopedic surgery, sports medicine, anesthesiology and their associated hospital-based residency programs, as well as all managed care and other institutions for use by such specialists, and (ii) all other healthcare providers, including managed care and other institutions, to which Galderma is not promoting Pliaglis pursuant to the license agreement, subject to Galderma’s consent which shall not be unreasonably withheld. Unless otherwise terminated pursuant to its terms, the agreement shall remain in force for twenty years and may be extended at such time upon the mutual agreement of ZARS and Galderma. Either party may terminate the agreement under certain circumstances, including the material breach of the agreement by the other or the failure of Galderma to achieve certain minimum royalties. ZARS may terminate the agreement if Galderma is acquired by an entity with a product competing with Pliaglis which is not divested within 6 months. Galderma may also terminate the agreement in the event of certain adverse events.

Endo.  In January 2006, we entered into a license agreement with Endo under which we granted Endo an exclusive license to develop and commercialize Synera in the United States, Mexico and Canada. In consideration for this license, Endo paid us initial licensee fees and is obligated to pay us milestone fees based on the net sales of Synera, the outcome of various clinical studies and the cost to produce Synera, as well as royalties on the net sales of Synera. To date, we have received $19 million in initial license fee and milestone payments, and we may receive up to an additional $23 million in milestone payments, as well as royalties for net sales. During the term of the agreement, Endo has the sole responsibility for further developing and validating the manufacturing process of Synera in the United States, Mexico and Canada and for seeking regulatory approval in any expanded indication in those countries. We are required to use commercially reasonable efforts to conduct a clinical trial to evaluate the relief of pain associated with pediatric immunization and an FDA-required study to obtain pharmacokinetic safety data in young children. Under the license agreement, we have the right to co-promote Synera in the field of non-hospital based dermatology. Unless otherwise terminated pursuant to its terms, the agreement shall remain in force until the latest to occur of (i) the date on which Endo is no longer obligated to pay royalties and (ii) the later of (a) January 2016 or (b) the expiration of all of our Synera patent rights in the United States, Mexico and Canada. Either party may terminate the agreement under certain circumstances, including the material breach of the agreement by the other or the bankruptcy of the other.

EUSA Pharma.  In June 2006, we entered into a license agreement with EUSA Pharma (formerly Talisker Pharma) under which we granted EUSA Pharma an exclusive license to develop and commercialize Rapydan (the trade name of Synera in the European Union) in the European Union (including the European Union enlargement candidate states), Switzerland, Eastern Europe and Israel. In consideration for this license, EUSA Pharma paid us initial license fees and is obligated to pay us milestone fees based upon the receipt of regulatory approval in various countries and the net sales of Rapydan, as well as royalties on the net sales of Rapydan. As of May 2007, we have received $2.8 million in initial license fee and milestone payments and EUSA Pharma, Inc. common stock valued at $250,000 and we may receive up to an additional $18.5 million in milestone payments, as well as royalties based on net sales. During the term of the agreement, EUSA Pharma has the sole right and responsibility to seek regulatory approval in the European Union (including the European Union enlargement candidate states), Switzerland, Eastern Europe and Israel and to undertake further development of Rapydan, including additional clinical studies and manufacturing process enhancements. We have the right to elect to conduct a clinical trial to evaluate the relief of pain associated with pediatric immunization. Unless otherwise terminated pursuant to its terms, the agreement shall remain in force on a country-by-country basis until the latest to occur of (i) the date on which EUSA Pharma is no longer obligated to pay royalties and (ii) the later of (a) June 2016 or (b) the expiration of all of our Synera patent rights in such country, provided that the agreement shall in any event expire in January 2025. Either party may terminate the agreement under certain circumstances, including the material breach of the agreement by the other or the bankruptcy of the other.

Corium.  In October 2003, we entered into a supply agreement with Corium regarding the development, license and supply of a transdermal drug patch that contains a non-steroidal anti-inflammatory drug and incorporates our CHADD technology. In June 2006, we executed an addendum to the agreement under which Corium agreed to supply the ketoprofen-coated laminate anticipated to be a component of ThermoProfen in our planned Phase 3 clinical studies. In consideration for such services, we paid Corium an upfront fee and agreed to pay for certain labor, materials, supplies and additional studies. Through March 31, 2007, we have paid Corium approximately $4.1 million since entering into the above agreement in October 2003, which amount includes payments made pursuant to other supply agreements with Corium that are no longer in effect. The agreement may be terminated by either party at any time.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, to obtain and maintain proprietary protection for our technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing on our proprietary rights. We actively seek to patent the technologies, inventions and improvements we consider important to the development of our business. In addition, we rely on trade secrets and contractual arrangements to protect our proprietary information.

Currently, we have 21 issued and 24 pending or allowed U.S. patents as well as 7 foreign patents issued and 52 foreign patent applications. U.S. patent applications for both the CHADD technology and the lidocaine/tetracaine eutectic formulation were filed or have priority dates dating back to 1995. The patent for our CHADD technology was issued on August 19, 1997. The patent for the Pliaglis anesthetic formulation was issued on July 6, 1999.

CHADD Technology Patents

Synera and ThermoProfen utilize CHADD technology. Some of the features of the patents designed to protect the CHADD technology include:

•	Heating the skin to a desired temperature range for a desired length of time for improved transdermal drug delivery;

•	Using controlled heat to shorten transdermal drug delivery onset time and to deliver a rapid incremental dose from skin depot;

•	Isolating the CHADD component from the drug reservoir and from the external environment can be beneficially used in any integrated CHADD-drug systems in which the drug formulation has a volatile component; and

•	Manufacturing CHADD components: the methods of blending and pouching the heat generating materials without water, and adding water at the end of the manufacturing process is very important in the mass-production of CHADD components.

Designing and manufacturing CHADD components that function consistently involves know-how that ZARS has developed during the years of CHADD research and manufacturing. We believe that the CHADD technology patents, product-specific patents and important know-how, protect those products containing CHADD technology. CHADD related patents will expire in 2015 and 2019. We have filed and intend to file additional patents related to our present and future technology.

Product Specific Patent — Eutectic Mixture of Lidocaine and Tetracaine

Pliaglis and Synera contain a eutectic mixture of lidocaine and tetracaine. We have a U.S. patent, which expires in 2015, covering drug formulations containing approximately 12% or more of a eutectic mixture of lidocaine and tetracaine. Tetracaine degrades at faster rates in formulations containing lower concentrations of the eutectic mixture. There are other patents and patent applications that are related to Pliaglis and Synera and address various combinations of formulation and structural features providing methods of controlling the rate of absorption of a drug and reduction of onset time.

Peel Technology Patent

We have a U.S. patent related to a paste formulation containing a local anesthetic and forming a peelable solid layer after evaporation of a solvent. The formulation requires a solvent to deliver the local anesthetic into normal human skin within 60 minutes. It also relates to the method of using the formulations. This patent will expire in 2019.

DuraPeel Technology Patent Applications

DuraPeel formulations contain at least four key ingredients: a drug, a solidifying agent, a volatile solvent and non-volatile solvent. After a layer of the semi-solid (for example paste, cream or gel) formulation is applied on the skin, the evaporation of the volatile solvent causes the formulation to become a solidified layer adhered to the skin. The non-volatile solvent stays in the solidified layer to deliver the drug for an extended period of time. Thirteen (13) DuraPeel related U.S. non-provisional patent applications were filed from 2004 to 2006, along with six Patent Cooperation Treaty (PCT) applications related to those U.S. applications. The pending patents can be classified into three groups: DuraPeel platform patents, patents covering specific disease treatments and specific DuraPeel formulations. We believe that, if issued, the pending patents will protect products using the DuraPeel technology with broad and multi-layer protection. These patents, if issued, will expire in 2025 and 2026.

We have royalty agreements with the University of Utah and with Cephalon whereby we have agreed to pay royalties on net sales of products that use the CHADD technology or the Peel technology.

From time to time we may receive notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or the validity of patents issued to us in the future, will not be asserted or prosecuted against us, or that any assertions of misappropriation, infringement or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

An adverse determination in litigation or interference proceedings to which we may become a party relating to any patents issued to us in the future or any patents owned by third parties could subject us to significant liabilities to third parties or require us to seek licenses from third parties. Furthermore, if we are found to willfully infringe these patents, we could, in addition to other penalties, be required to pay treble damages. Although patent and intellectual property disputes in this area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory or commercially feasible terms, if at all. If we do not obtain necessary licenses, we may not be able to develop ThermoProfen or other of our product candidates to avoid infringement, or such redesign may take considerable time, and force us to reassess our business plans. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling ThermoProfen or other of our product candidates, which would have a significant adverse impact on our business.

All employees and technical consultants working for us are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. Confidentiality agreements provide that all confidential information developed or made known to others during the course of the employment, consulting or business relationship shall be kept confidential except in specified circumstances. Agreements with employees provide that all inventions conceived by the individual while employed by us are our exclusive property. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our technology or obtain and use information that we regard as proprietary.

Sales, Marketing and Distribution

We plan to build a specialty sales and marketing organization to support the launch and commercialization of ThermoProfen if the product receives FDA marketing approval in the United States. This specialty sales force will likely focus on orthopedic medicine specialists and rheumatologists, as well as other high-prescribing physicians. We plan to utilize this sales force to commercialize future products that are either internally developed or in-licensed from third parties. For ThermoProfen we may consider a co-promotion partner who possesses a sizeable sales force that currently calls on the primary care and internal medicine physicians, or for markets outside the United States.

Competition

The pharmaceutical and biotechnology industries are intensely competitive. Many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations are actively engaged in research and development of products targeting the same markets as our product candidates. Many of these organizations have substantially greater financial, research, drug development, manufacturing and marketing resources than we have. Large pharmaceutical companies in particular have extensive experience in clinical testing and obtaining regulatory approvals for drugs. Our ability to compete successfully will depend largely on our ability to:

•	develop products that are superior to other products in the market;

•	attract and retain qualified scientific, product development and commercial personnel;

•	obtain patent and/or other proprietary protection covering our future products and technologies;

•	obtain required regulatory approvals; and

•	successfully commercialize our new products.

We expect any future products we develop to compete on the basis of, among other things, product efficacy and safety, time to market, price, extent of adverse side effects experienced and convenience of treatment procedures. One or more of our competitors may develop products based upon the principles underlying our proprietary technologies earlier than us, obtain approvals for such products from the FDA more rapidly than us or develop alternative products or therapies that are safer, more effective and/or more cost effective than any future products developed by us. In addition, our ability to compete may be affected if insurers and other third-party payors encourage the use of generic products through other routes of administration, possibly making our products less attractive.

Our current products and product candidates would compete with a number of alternative drugs, including the following:

•	Pliaglis and Synera: The primary competitors for Pliaglis and Synera are EMLA (eutectic mixture of local anesthetics), which is marketed by Abraxis Bioscience in the United States and Europe; LMX, from Ferndale Laboratories and compounded anesthetic creams prepared by compounding pharmacists.

•	ThermoProfen and Ketoprofen DuraPeel: The primary competitors in the United States for ThermoProfen and ketoprofen DuraPeel are approved oral NSAIDs such as ibuprofen, aspirin and COX-2 inhibitors such as Celebrex. Topical NSAIDs being developed for the U.S. market include Pennsaid, a topical formulation of the NSAID diclofenac marketed by Nuvo Research, Inc. for the treatment of osteoarthritis that received an approvable letter from the U.S. FDA and is currently approved for sale in Canada and several European countries; IDEA-033, a topical formulation of ketoprofen that is dermally applied and approved in Switzerland and is currently in Phase 3 in the E.U. and the U.S.; and cream formulations of indomethacin and ketoprofen that are in early clinical development. The FDA recently approved Institut Biochimique SA’s Flector, a topical NSAID patch, for marketing in the United States for acute pain from strains, sprains and contusions. In addition, Endo is developing a ketoprofen patch that is in Phase 3 clinical trials for localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains.

•	Alprazolam Patch: Our alprazolam patch would compete with the oral tablet forms of alprazolam and other anxiety and antidepressant drugs, such as Xanax XR, Klonopin, Paxil, Prozac and Effexor.

Many of these existing drugs have substantial current sales. In addition to currently marketed drugs, we believe there are a number of drug candidates in clinical trials that, if approved in the future, would compete with our products and product candidates we develop.

Government Regulation

United States

Our product candidates based upon our CHADD technology are combination products because they are comprised of two or more regulated components, a drug and a device, that are physically combined and produced as a single product. In the United States, a combination product is assigned by the FDA to one of the Agency’s Centers, such as the Center for Drug Evaluation and Research (CDER) or the Center for Devices and Radiological Health (CDRH). The Center to which the product is assigned will have primary jurisdiction over the premarketing review and approval of the combination product. The FDA identifies the Center with primary authority over a combination product based on an assessment of the combination product’s “primary mode of action.” Because the primary mode of action for our products based on our CHADD technology is that of a drug, they will be regulated as drugs by the FDA under the Federal Food, Drug and Cosmetic Act, and CDER will have primary jurisdiction over our drug applications. The drug component of our products will be reviewed by CDER, which will consult with and assist CDRH in its review of the device portion of our product. The device component will not require separate FDA approval. Both of our currently approved products, Pliaglis and Synera, were approved as drugs.

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals. All of our product candidates will require regulatory approval by governmental agencies prior to commercialization. In particular, our products candidates are subject to rigorous preclinical testing and clinical trials and other premarketing approval requirements by the FDA and regulatory authorities in other countries. Various federal, state and foreign statutes and regulations govern or affect the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. When and if regulatory approval is obtained for any of our product candidates, the approval may be limited in scope, which may significantly limit the indicated uses for which our product candidates may be marketed, promoted and advertised. Further, our approved products and our manufacturers thereof are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on the manufacture, sale or use or in their withdrawal from the market.

Preclinical Studies

Before testing any compounds with potential therapeutic value in human subjects in the United States, stringent governmental requirements for preclinical data must be satisfied. Preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results obtained from these studies, including tests in several animal species, are submitted to the FDA as part of an investigational new drug (IND) application and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers. In addition to preclinical data that is needed to commence clinical trials, long-term safety data in animals is needed for regulatory approval.

Clinical Trials

Clinical trials must be conducted in accordance with Federal regulations, good clinical practice requirements, the protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. If a company wants to conduct clinical trials in the United States to test a new drug in humans, an IND must be prepared and submitted with the FDA. The IND becomes effective if not rejected or put on clinical hold by the FDA within 30 days of filing the application. In addition, an Institutional Review Board must review and approve the trial protocol and informed consent information for patients and monitor the trial on an ongoing basis. The FDA may, at any time during the 30 day review period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials if it believes that a clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. An independent review board, or IRB, may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or may impose other requirements. The IND application process can result in substantial delay and expense. We currently hold five active INDs and may submit additional INDs in the future for new products or indications.

Clinical Trial Phases

Clinical trials typically are conducted in three sequential phases, Phases 1, 2 and 3, with Phase 4 trials conducted after marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

•	Phase 1 clinical trials. After an IND becomes effective, Phase 1 human clinical trials can begin. These trials evaluate a drug’s safety profile and the range of safe dosages that can be administered to healthy volunteers or patients, including the maximum tolerated dose that can be given to a trial subject. Phase 1 trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and duration of its action.

•	Phase 2 clinical trials. Phase 2 clinical trials are generally designed to establish the optimal dose, to evaluate the potential effectiveness of the drug in patients who have the target disease or condition and to further ascertain the safety of the drug at the dosage given in a larger patient population.

•	Phase 3 clinical trials. In Phase 3 clinical trials, the drug is usually tested in a controlled, randomized trial comparing the investigational new drug to a control (which may be an approved form of therapy) in an expanded and well-defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regime as compared to control in defined patient populations with a given disease and stage of illness.

New Drug Application

After completion of clinical trials, an NDA is prepared and submitted for the FDA to review. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must contain all of the essential information on the drug gathered to that date, including data from preclinical studies and clinical trials, as well as a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls, and the content and format of an NDA must conform with all FDA regulations. Accordingly, the preparation and submission of an NDA is an expensive and major undertaking for a company. Under federal law, the submission of most NDAs is additionally subject to substantial application user fees, currently $896,000, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently $49,000 per product and $313,000 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of a NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that is sufficiently complete to permit substantive review. The FDA may request additional information from the sponsor rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. By law, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by the FDA through requests for additional information and clarification. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved and the scope of any approval. The FDA is not bound by the recommendation, but gives great weight to it. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured, and will not approve the product unless the manufacturing complies with current Good Manufacturing Practices (cGMPs). If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA’s evaluation of the NDA submission or manufacturing facility is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter. Both approvable and not-approvable letters generally outline the deficiencies in the submission and may require additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require post-approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling restrictions which can materially impact the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA.

Physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those approved by the FDA. Such off-label uses are common across medical specialties and the FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use. When medical education activities are conducted in accordance with FDA guidelines, they are excluded by the FDA from consideration as promotional activities and, therefore, excluded from scrutiny under the FDA’s regulations governing off-label promotion. The FDA and other government agencies actively enforce laws and regulations prohibiting such promotion and have sought injunctions as well as large civil fines and criminal penalties where violations are suspected. Securing FDA approval for new indications or product enhancements and, in some cases, for manufacturing and labeling claims, is generally a time-consuming and expensive process that may require clinical studies conducted under the FDA’s IND regulations.

Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or an NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing new drug applications.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans, and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. In addition, quality control as well as drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to access compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Once an NDA is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application (“ANDA”). An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. There is no requirement, other than the requirement for bioequivalence testing, for an NDA applicant to conduct or submit results of preclinical or clinical tests to prove the safety or effectiveness of its drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials conducted by or for the sponsor. During this period of exclusivity the FDA cannot grant effective approval of an ANDA based on that listed drug.

Federal law provides a period of five years following approval of a drug containing no previously approved active ingredients. During this period ANDAs for generic versions of those drugs cannot be submitted unless the submission accompanies a challenge to a listed patent, in which case the submission may be made four years following the original product approval.

Additionally, in the event that the sponsor of the listed drug has informed the FDA of patents covering its listed drug and the FDA lists those patents in the Orange Book, applicants submitting an ANDA referencing that drug are required to certify whether they intend to market their generic products prior to expiration of those patents. If an ANDA applicant certifies that it believes one or more listed patents is invalid or not infringed, it is required to provide notice of its filing to the NDA sponsor and the patent holder. If either party then initiates a suit for patent infringement against the ANDA sponsor within 45 days of receipt of the notice, the FDA cannot grant effective approval of the ANDA until either 30 months has passed or there has been a court decision holding that the patent in question is invalid or not infringed. If the ANDA applicant certifies that it does not intend to market its generic product before some or all listed patents on the listed drug expire, then the FDA cannot grant effective approval of the ANDA until those patents expire. The first ANDA applicant submitting substantially complete applications certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days after a court decision of invalidity or non-infringement or after its begins marketing its product, whichever occurs first. During this period subsequently submitted ANDAs cannot be granted effective approval.

Most drug products obtain FDA marketing approval pursuant to an NDA or an abbreviated new drug application. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the safety and efficacy data of an existing product, or published literature, in support of its application.

As an alternate path to FDA approval for new or improved formulations of previously approved products, a company may file a Section 505(b)(2) NDA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid is called a paragraph iv certification. If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

If the 505(b)(2) applicant has provided a paragraph iv certification to the FDA, the applicant must also send notice of the paragraph iv certification to the NDA and patent holders once the NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a legal challenge to the paragraph iv certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a paragraph iv certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

The FDA has determined that 505(b)(2) applications may be submitted for products that represent changes from approved products in conditions of use, active ingredients, route of administration, dosage form, strength, or bioavailability. While an applicant avoids duplication of preclinical and certain clinical safety and efficacy studies through the use a 505(b)(2) application, the applicant may be required to perform at least one additional human clinical study in support of the application. We plan to submit a 505(b)(2) application for ThermoProfen, ketoprofen DuraPeel and alprazolam patch.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of product candidates or approval of new indications for current or future products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the United States or abroad.

International

We also will be subject to a variety of foreign regulations governing clinical trials and the marketing of any future products. We currently do not have approval to market any of our products outside the United States. Our ability to market a product outside the United States depends upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. In any country, however, we will only be permitted to commercialize our products if the appropriate regulatory authority is satisfied that we have presented adequate evidence of safety, quality and efficacy. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The time needed to secure approval may be longer or shorter than that required for FDA approval. The regulatory approval and oversight process in other countries includes all of the risks associated with the FDA process describe above.

It is possible that regulations governing the manufacture and sale of our products could change in the future. We cannot predict the impact of any such changes on our business. See “Risk Factors.”

European Union Marketing Authorization

In the European Union, there are two ways that a company can obtain multi-state marketing authorization for a pharmaceutical product. The first route is the “centralized procedure.” The centralized procedure entails submission of a single MAA, to the EMEA leading to an approval that is valid in all European Union member states. It is required for certain medicinal products, such as biotechnology products and certain new chemical entities, and optional, or available at the EMEA’s discretion for other new chemical entities or innovative medicinal products with novel characteristics. Under the centralized procedure, two European Union member states are appointed to conduct an initial evaluation of the MAA. These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee for Medicinal Products for Human Use (CHMP). If this opinion is favorable, it is sent to the European Commission which drafts a decision and grants a marketing authorization, which is valid throughout the European Union. The second route is the “mutual recognition procedure.” Application is made in all member states in which the marketing of the product is sought but the applicant chooses one member state to act as the “reference member state” and to prepare an assessment report. Within 90 days of receipt of such report, each member state where marketing of the drug is requested may object to the approval if it believes that drug raises a potential serious risk to public health. If the member states do not reach an agreement on whether the approval should be granted or rejected, the matter is referred to the European Commission. The European Commission makes the ultimate decision, which in most cases follows the European Union relevant authority’s opinion. We will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis, or at all.

Pharmaceutical Pricing and Reimbursement

In both domestic and foreign markets, our ability to commercialize successfully depends in significant part on the availability of adequate coverage and reimbursement from third-party payors, including, in the United States, governmental payors such as the Medicare and Medicaid programs, managed care organizations, and private health insurers. Third-party payors are increasingly challenging prices charged for medical products and services while also examining their cost effectiveness, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost effectiveness of any future products. Even with studies, our product candidates may be considered less safe, less effective or less cost effective than existing products, and third-party payors therefore may not provide coverage and reimbursement for our product candidates, in whole or in part.

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental changes. There have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. We anticipate that Congress, state legislatures and the private sector will continue to consider and may adopt healthcare policies intended to curb rising healthcare costs. These cost containment measures include:

•	controls on government funded reimbursement for medical products and services;

•	controls on healthcare providers;

•	challenges to the pricing of medical products and services or limits or prohibitions on reimbursement for specific products and therapies through other means;

•	reform of drug importation laws; and

•	expansion of use of managed care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.

We are unable to predict what additional legislation, regulations or policies, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation, regulations or policies would have on our business. Any cost containment measures, including those listed above, or other healthcare system reforms that are adopted could have a material adverse effect on our results of operations.

Employees

As of March 31, 2007, we had 79 full-time employees, 30 of whom held Ph.D., M.D., or Master’s degrees and 66 of our employees were engaged in full time research and development activities. We also had five part-time employees. We plan to continue to expand our product candidate development programs and hire additional staff to facilitate this growth. We believe our employee relations are in good standing.

Facilities

We lease two buildings with an aggregate of 29,223 square feet of office and laboratory facilities in Salt Lake City, Utah. The average annual lease payments for our two buildings are approximately $126,000 and $162,000. The lease expires for these two buildings in September and December of 2009, subject to our option to extend the term of one of the leases for 1 year. We believe that our current office and laboratory facilities are sufficient for approximately the next 2 years and that anticipated future growth thereafter can be accommodated by leasing additional space near our current facilities. We anticipate that we will need to secure approximately 60,000 square feet of manufacturing and warehouse facilities for the planned commercial manufacturing of ThermoProfen.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Directors, Executive Officers and Key Employees

Our directors, executive officers and key employees and their respective ages as of April 30, 2007 are as follows:

Name	Age	Position

Robert Lippert	50	President, Chief Executive Officer and Director
Gregory S. Ayers	45	Chief Financial Officer and Secretary
Thomas B. Marriott, Ph.D.	59	Senior Vice President, Clinical Development and Regulatory Affairs
Jie Zhang, Ph.D.	49	Chief Scientific Officer and Founder
Greg Fischer	51	Vice President of Manufacturing Operations
Wade Hull	34	Vice President of Engineering
Patricia Richards	59	Vice President of Regulatory Affairs
T. Andrew Crockett	32	Vice President of Business Development
Theodore H. Stanley, M.D.	67	Director, Chairman and Founder
Larry D. Rigby	64	Director, Vice-Chairman and Founder
Richard H. Leazer(1)(3)	65	Director
Todd J. Stevens(1)	48	Director
Dinesh C. Patel, Ph.D.(2)	56	Director
Steve T. Jurvetson(2)	40	Director
Mir A. Imran(2)	51	Director
F. Lynn DeBry(1)(3)	63	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Robert Lippert has been our President and Chief Executive Officer since January 2006 and a director since July 2006. Previously, Mr. Lippert was our Chief Operating Officer since joining ZARS in January 2004. Prior to joining ZARS, Mr. Lippert was President and Chief Executive Officer at ProCertus BioPharm, Inc., an oncology pharmaceutical company, from June 2001 to December 2003, and has been a member of its board of directors from June 1998 to present. Prior to joining ProCertus, Mr. Lippert was Senior Vice President of Exponential Biotherapies, Inc., a biopharmaceutical company, from February 2000 to February 2003. Additionally, Mr. Lippert also held Senior Vice President and Vice President positions at Celltech Medeva plc, a pharmaceutical company in marketing, sales, and business development. Mr. Lippert also held several middle management positions at Ohmeda Pharmaceutical Products, a pharmaceutical company acquired by Baxter Pharmaceuticals, where he worked in the finance, marketing, and business development departments. Mr. Lippert received a B.A. in animal biology and a B.B.A. in finance from the University of Wisconsin and an M.B.A. from Marquette University.

Gregory S. Ayers has been our Chief Financial Officer since November 2005. Prior to joining ZARS, Mr. Ayers served as Chief Financial Officer of PhereSys Therapeutics, a medical services company, from May 2005 to November 2005. Mr. Ayers was the Chief Financial Officer of Intransa, Inc., an information technology company, from February 2004 to March 2005, Top Tier Software, Inc., which was acquired by SAP in April 2001, from January 2000 to September 2002, and Xanthon, Inc., an information technology company, from March 1999 to December 1999, when it was acquired by Talk2 Technologies. From April 1994 to August 1997, Mr. Ayers was Chief Financial Officer at UroQuest Medical Corporation, a medical device company, which was later acquired by Chemfab Corporation. From October 1997 to February 1999, Mr. Ayers was the Vice President of Business Development at OccuLogix Corporation. Previously, Mr. Ayers was employed by KPMG from September 1983 to July 1991, in the US, UK and Australia. Mr. Ayers holds a B.B.A. from Stetson University and is a Certified Public Accountant.

Thomas B. Marriott, Ph.D. joined the Company in March 2007 as our Senior Vice President, Clinical Development and Regulatory Affairs. Prior to joining ZARS, Dr. Marriott served as Vice President, Development Research for NPS Pharmaceuticals, Inc. from August 1993 to September 2005. From 1990 to 1993, Dr. Marriott served McNeil Pharmaceutical as Director, Clinical Investigations. Dr. Marriott received a B.A. in chemistry from Carleton College and a Ph.D. in chemistry from the University of Oregon.

Jie Zhang, Ph.D. co-founded ZARS in 1996 and has been our Chief Scientific Officer since January 2004, and was our Chief Technical Officer from October 1998 through December 2003. He held a number of positions, including Research Associate Professor, in the Department of Anesthesiology at the University of Utah from October 1988 to December 2003. Prior to this appointment to the Department of Anesthesiology, he was a postdoctoral Research Associate in the Department of Pharmaceutics at the University of Utah from June 1987 to October 1988, working on transdermal delivery of contraceptive steroids. Dr. Zhang is listed as the inventor of 20 issued U.S. patents, 23 pending U.S. patent applications, seven issued foreign patents and 51 pending foreign patent applications. Dr. Zhang received a B.S. in Physics from Shanghai University of Science and Technology, China and a Ph.D. in Chemical Physics from University of Utah.

Greg Fischer has been our Vice President of Manufacturing Operations since April 2005. Prior to joining us, Mr. Fischer served as Vice President of Manufacturing Operations and Product Development for Iomed Inc., a transdermal medical device company, from October 2000 to April 2005. Prior to joining Iomed, Mr. Fischer was Vice President of Operations at Cornerstone Nutritional Labs, from May 1999 to October 2000. From December 1993 to May 1999, Mr. Fischer was an Executive Director of Technical Operations at TheraTech, Inc., a transdermal drug delivery company, which was later acquired by Watson Pharmaceuticals. Mr. Fischer also held several middle management positions at Bristol-Myers Squibb from November 1981 to December of 1993 where he managed departments within the areas of quality control, manufacturing and engineering. Mr. Fischer received both a B.S. and M.S. in microbiology from the Ohio State University.

Wade Hull joined us in August 1998, and has been our Vice President of Engineering since January 2005. Prior to joining us, he worked in the Engineering and Marketing departments at Utah Medical Products, Inc., from May 1995 to December 1996. Mr. Hull received both a B.S. and M.S. in mechanical engineering from the University of Utah.

Patricia Richards has been our Vice President of Regulatory Affairs since March 2005 and joined us in June 2004 as Director of Regulatory Affairs. Ms. Richards was Vice President of Regulatory Affairs for Myriad Pharmaceuticals, Inc. from July 2002 to June 2004. Previously, she was Director of Regulatory Affairs and Quality at Iomed, Inc., a transdermal medical device company, Ms. Richards received a B.A. in biology from the Kansas State Teachers College.

T. Andrew Crockett joined us in August 1999 and has been our Vice President of Business Development since June 2005. Prior to joining us, he worked in the engineering department and managed the manufacturing activities at Microject, a drug delivery technology company, from June 1997 to June 1999. Mr. Crockett received a B.A. from the University of Utah and an M.B.A. from the Wharton School at the University of Pennsylvania.

Theodore H. Stanley, M.D. is a co-founder and has been our non-executive Chairman since inception. Dr. Stanley is a Professor of Anesthesiology at the University of Utah, where he has been employed for the past 35 years. In 1985, he co-founded Anesta, a drug delivery company, which was acquired by Cephalon, Inc. in 2000. Dr. Stanley is also an executive officer of the National Academy of Perioperative Echocardiography, NeuroAdjuvants, Inc. and the Stanley Research Foundation. Dr. Stanley received an A.B. in 1961 from Columbia College and his medical degree from the Columbia University Medical School.

Larry D. Rigby was our Chief Executive Officer from inception to January 2006. He has been a member of our board of directors since inception and is currently Vice Chairman. Prior to co-founding ZARS, Mr. Rigby was President and founder of MicroJect, a medical device company, which was acquired in 1998 by Sorenson Development. In August 1986 he founded and became Chief Executive Officer of CardioPulmonics, a medical device company. From August 1985 to June 1995 he was Chairman and founder of Alton Dean Medical, which was acquired by Mallinckrodt Medical in June 1995. From August 1982 to August 1985, he was President of Martin U.S.A. Mr. Rigby started his career with Sorenson Research Company in August 1975 where he was Vice President of Sales and Marketing. Currently, he is Chairman

and Chief Executive Officer of Larada Sciences and Chairman of Exeven Therapeutics. Mr. Rigby has a B.A. from Idaho State University and an M.A. from the University of Kansas.

Richard H. Leazer has been one of our directors since February 2000. Mr. Leazer has been a principal in Wisconsin Investment Partners, L.L.C. since January 2000. Mr. Leazer was previously a Managing Director of the Wisconsin Alumni Research Foundation, a not-for-profit corporation supporting research at the University of Wisconsin, where he served from February 1992 to December 1999. Prior to that, he was President of Ohmeda Pharmaceutical Products, a pharmaceutical company acquired by Baxter Pharmaceuticals, from August 1988 through October 1992. From October 1981 through July 1988, he was President of Anaquest, an anesthesia pharmaceutical company and a division of BOC Healthcare. He received a B.S. in business administration from the University of Iowa and an M.B.A. from the Drexel Institute of Technology.

Todd J. Stevens has been one of our directors since August 2004. Mr. Stevens has been a Managing Director of Wasatch Venture Fund since founding the fund in 1993. Mr. Stevens is also Managing Director of Zions SBIC. He worked in real estate development planning and control for Homart Development (a subsidiary of Sears) from June 1985 to November 1987 and as development manager and treasurer for Bonneville Pacific Corporation from November 1987 to September 1991. Mr. Stevens served as a director of MACC Private Equities, Inc. from 1997 to 2003. Mr. Stevens has a B.S. in accounting and management from the University of Utah and an M.B.A. from Harvard Business School.

Dinesh Patel, Ph.D. has been one of our directors since August 2004. He has served as a Managing Director and Founding Partner of vSpring Capital, a venture capital fund, since August 2000. Dr. Patel has been the acting Chief Executive Officer of Inflabloc Pharmaceuticals, Inc. since February 2004. Dr. Patel also founded and served as Chairman, President and Chief Executive Officer of Ashni Naturaceuticals, Inc. from May 1999 to August 2004. In May 1999, Dr. Patel co-founded Salus Therapeutics, Inc. and was the Chairman of that company until August 2003, when it was acquired by Genta, Inc. From February 1985 to January 1999, Dr. Patel served as co-founder, Chairman, President and Chief Executive Officer of TheraTech, Inc., which was acquired by Watson Pharmaceuticals. Dr. Patel serves on the board of Protalex, Inc. Dr. Patel received a B.S. in pharmacy from Gujarat University and a doctorate in pharmaceutics from the University Of Michigan.

Steve T. Jurvetson has been one of our directors since August 2004. He has been a managing director of Draper Fisher Jurvetson, a venture capital fund, since January 1997. Previously, Mr. Jurvetson was a part-time research and development engineer at Hewlett-Packard from June 1987 to September 1989 and a consultant with Bain & Company from June 1990 to September 1993. Mr. Jurvetson is currently Co-Chair of the NanoBusiness Alliance. Mr. Jurvetson has received a B.S. and M.S. in electrical engineering from Stanford University and an M.B.A. from the Stanford Business School.

Mir A. Imran has been one of our directors since August 2004. Mr. Imran has been a Venture Partner to DFJ ePlanet Venture, a private investment firm, since January 2002. Mr. Imran founded InCube Laboratories, Inc., a medical device incubator, and has served as Chairman since 1995. He has founded numerous medical and high technology companies. Mr. Imran has a B.S. in electrical engineering and an M.S. in bioengineering from Rutgers University.

F. Lynn DeBry has been one of our directors since July 2006. Mr. DeBry is a retired partner of KPMG LLP where he worked in the New York, Sao Paulo, Brazil and Salt Lake offices from 1969 to 2000. From February 2001 to June 2002, Mr DeBry served as Chief Financial Officer of Cirque Corporation, a computer peripherals company. He has served on the board of directors of First USA Financial Services, Inc., Utah Technologies Association, Wayne Brown Institute and Utah Boys’ Ranch. Mr. DeBry has a B.S. in accounting from the University of Utah.

Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships between our directors and executive officers.

Board Composition and Committees

Our board of directors currently consists of nine members, which are divided into three classes as follows:

•	Class I, which consists of , and , and whose term will expire at our annual meeting of stockholders to be held in 2008;

•	Class II, which consists of , and , and whose term will expire at our annual meeting of stockholders to be held in 2009; and

•	Class III, which consists of , and , and whose term will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Mr. Stanley is designated as our board’s chairman. Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and primary responsibilities of each committee are described below.

Audit Committee

The members of our audit committee are F. Lynn DeBry, Richard H. Leazer and Todd J. Stevens. Mr. DeBry chairs the audit committee. Our board of directors has determined that all members of our audit committee satisfy the independence and financial literacy requirements of the NASDAQ Global Market. Our board of directors has also determined that Mr. DeBry is an audit committee “financial expert” as defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and satisfies the financial sophistication requirements of the NASDAQ Global Market. Our board of directors has approved an audit committee charter that meets the applicable standards of the SEC and the NASDAQ Global Market.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent auditors. Specific responsibilities of our audit committee include:

•	appointing and retaining an independent registered public accounting firm to serve as independent auditors to audit our financial statements, overseeing the independent auditors’ work and determining the independent auditors’ compensation;

•	approving in advance all audit services and non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors;

•	reviewing and discussing with management and our independent auditors the results of the annual audit and the independent auditors’ review of our unaudited quarterly financial statements;

•	reviewing recommendations from our independent auditors regarding our internal accounting controls and reviewing management’s plans to remediate control deficiencies;

•	reviewing and discussing with management and our independent auditors significant issues regarding accounting principles and policies and any material disagreements regarding financial reporting and accounting practices and policies; and

•	reviewing and supervising the investigation of complaints regarding accounting, internal accounting controls or auditing matters.

Compensation Committee

The members of our compensation committee are Dinesh C. Patel, Mir A. Imran and Steve T. Jurvetson. Dr. Patel chairs the compensation committee. Each member of the compensation committee meets the independence requirements of the NASDAQ Global Market applicable to compensation committee members, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers. Our board of directors has approved a compensation committee charter that meets the applicable standards of the SEC and the NASDAQ Global Market. Specific responsibilities of our compensation committee include:

•	reviewing and approving our overall compensation strategies and policies;

•	recommending to the full board of directors the compensation and terms of employment of our chief executive officer and our other executive officers;

•	recommending to the full board of directors the type and amount of compensation to be paid or awarded to board members; and

•	administering our equity incentive plans and employee stock purchase plan.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are F. Lynn DeBry and Richard H. Leazer. All members of the nominating and corporate governance committee meet the independence requirements of the NASDAQ Global Market applicable to nominating committee members. Our board of directors has approved a nominating and corporate governance committee charter that meets the applicable standards of the SEC and the NASDAQ Global Market. The specific responsibilities of our nominating and corporate governance committee include:

•	identifying and recommending candidates to our board of directors and committees of our board of directors;

•	reviewing and assessing the performance of our board of directors;

•	reviewing and assessing our corporate governance; and

•	overseeing and reviewing the processes and procedures used by us to provide information to our board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees, nor has any of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation Discussion and Analysis

The primary goals of the compensation committee of our board of directors with respect to executive compensation are to attract, retain, motivate and reward the most talented executives possible, to tie annual and long-term compensation incentives to achievement of measurable corporate and individual performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these goals, the compensation committee of our board of directors has implemented and intends to maintain compensation plans that tie a substantial portion of executives’ overall compensation to key strategic, operational and financial goals and other non-financial goals that our board of directors deems important. The compensation committee and our board of directors evaluates individual executive performance with a goal of setting compensation at levels our board of directors believes, based on their general business and industry knowledge and experience, are comparable with executives in other comparable pharmaceutical companies of similar size and stage of development, while taking into account our relative performance and our own strategic goals.

The compensation committee believes it is important to be informed as to current compensation practices of comparable companies when making compensation decisions. In 2006, the compensation committee commissioned a study by Compensia, LLC, which specializes in compensation practices, to report on the compensation practices of 19 other specialty pharmaceutical companies. The companies that were included in the report were Acorda Therapeutics, Inc., Advancis Pharmaceutical Corporation (now known as Middlebrook Pharmaceuticals, Inc.), Alexza Pharmaceuticals Inc., Auxilium Pharmaceuticals, Inc., Collagenex Pharmaceuticals, Inc., Columbia Laboratories, Inc., Combinatorx, Incorporated, CV Therapeutics, Inc., Genomic Health, Inc, Hi-Tech Pharmacal Co., Inc., Indevus Pharmaceuticals, Inc., Neurocrine Biosciences, Inc., Pain Therapeutics, Inc., Pozen Inc., Santarus, Inc., SGX Pharmaceuticals, Inc., Theravance, Inc., Valera Pharmaceuticals, Inc. and Zymogenetics, Inc. These companies were chosen for inclusion based on characteristics similar to ours, such as stage of development, industry sector, development strategy and employee headcount. In addition to considering the compensation practices of companies in the same industry, the compensation committee also takes into account, and adjusts for, other factors such as differences in local compensation levels and past performance of individual executives. The compensation committee intends to continue to retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with establishing cash and equity compensation policies and recommending the compensation levels of our named executive officers.

Our compensation committee conducts an annual review of the aggregate level of our executive compensation as part of the annual performance review processes, which include determining the operating metrics and non-financial elements used to measure our performance and to compensate our executive officers. This review is based on our knowledge of how other pharmaceutical companies measure their executive performance and on the key operating metrics that are critical in our effort to increase the value of our company.

Elements of Compensation

To meet goals for our compensation program, our board of directors determines, based on the recommendations of the compensation committee, the allocation of total compensation among a mix of salary, bonus and equity awards for each individual named executive officer. Although the compensation committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, our executives’ compensation packages have more recently reflected an increased focus on performance and equity-based compensation, reflective of our emphasis on maintaining a strong link between executive incentives and the creation of shareholder value. Our board of directors generally determinates the level of compensation awarded under each element of compensation without reference to the compensation awarded to an executive officer through any other element of compensation. The compensation awarded to an executive officer pursuant to each element is therefore determined on a standalone basis in accordance with the guidelines described below.

Executive compensation consists of the following elements:

Base Salary.  Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation for similar positions, as well as our ability to replace the individual and other primarily judgmental factors deemed relevant by our board of directors, which may include our overall financial position, the individual’s experience and performance level, the compensation of our other executives and differences in local compensation levels. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Base salaries are reviewed annually by the compensation committee and our board of directors, and adjusted from time to time pursuant to such review and, if applicable, in accordance with guidelines contained in the various employment agreements or at other appropriate times, to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Accordingly, each executive’s base salary is then set at or near the median of the range of salaries for similarly situated executives based on such executive’s level of responsibility and adjusted on a discretionary basis by our board of directors based on the other factors described herein. For 2007, this review will occur during the year as each executive’s individual employment anniversary date is met.

Annual Cash Bonus and Equity Awards.  In 2006, our board of directors approved an annual incentive bonus plan covering all of our employees. The annual cash and equity incentive bonuses are intended to compensate all employees for achieving our annual corporate goals and for achieving measurable individual annual performance objectives.

Our annual incentive bonus plan provides for a cash bonus and stock option grant, dependent upon the level of achievement of the stated corporate goals and individual performance goals, calculated as a percentage of the officer’s base salary, with higher ranked executive officers being compensated at a higher percentage of base salary. In 2006, the corporate goals identified by the compensation committee and our board of directors were the initiation of certain stages of clinical development with respect to our product candidates, entering into specific partnering arrangements with respect to certain of our product candidates, filing a certain number of new drug applications and maintaining a company-wide ceiling on expenses. The target percentages are set at levels that, upon achievement of 100% of the target percentage, are likely to result in bonus payments that the compensation committee believes to be at or near the median for target bonus amounts for comparable companies. The bonus plan does not provide for payment, either in cash or equity awards, for attainment beyond 100% of the identified goals. Depending on the achievement of the predetermined targets, the annual bonus may be less than the target bonus. To the extent that these corporate goals are not met, annual bonuses would be paid at a level that is less than that of the target bonus, with the amount of such reduction to be determined at the discretion of our compensation committee. We must attain 75% of our corporate goals for there to be a bonus payout to our executive officers under our bonus plan. For achievement beyond the identified targets, or for attainment of goals not previously contemplated, the compensation committee may recommend additional discretionary bonuses to our board of directors for specified executive officers. While the compensation committee did grant discretionary bonuses to named executive officers in 2006 ($50,000 to Mr. Lippert and $50,000 to Dr. Ashburn, as reflected in the Summary Compensation Table), the compensation committee intends that such discretionary grants will be infrequent. The compensation committee has not identified any maximum on discretionary grants, either individually or in the aggregate.

The compensation committee approved target cash bonus percentages for the Chief Executive Officer and, based on the Chief Executive Officer’s recommendations, for each other employee category. For 2006, the target bonus awards (as a percentage of base salary) were as follows: Chief Executive Officer, 27%; Executive Vice President, Chief Scientific Officer and Chief Financial Officer, 20%; Senior Vice President, 17%; and Vice President, 13%. For achievement of the corporate goals, there is a fixed attainment percentage that applies to all categories of employees. Attainment of the individual performance goals are measured individually. For 2006, the compensation committee determined that there was 83.5% attainment of the corporate goals. However, because the achievement of individual goals varied, each individual named executive officer had a different overall achievement percentage. The allocation of the bonus between corporate and individual goals varies by position. The Chief Executive Officer’s bonus is allocated 100% to corporate goals, while bonuses for all other named executive officers are allocated 70% to corporate goals and 30% to individual goals.

The target percentages for 2007 (as a percentage of base salaries) are as follows: Chief Executive Officer, 25%; Executive Vice President, Chief Scientific Officer, Chief Financial Officer and Vice President, 20%. In 2007, the corporate goals identified by the compensation committee and our board of directors included meeting various objectives relating generally to the development and progression of our new and existing product candidates, establishing new partnering arrangements and managing expense levels.

Stock options granted to named executive officers were calculated as a percentage of each officers relative achievement of the stated corporate goals and individual performance goals. The achievement factor for each named executive officer was then multiplied by the total bonus option pool of 118,000 shares. As with the cash bonus component, for achievement beyond the identified targets, or for attainment of goals not previously contemplated, the compensation committee will recommend additional discretionary equity grants to our board of directors for specified executive officers.

Long-Term Incentive Program.  We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards granted in connection with an individual’s initial hiring. The compensation committee and board make equity award determinations based primarily on an individual’s employee category, and in some cases grant supplemental equity awards after taking into consideration their judgments as to whether the complete compensation packages provided to our executives, including prior equity awards, are insufficient to retain, motivate and adequately award our executives. This judgment is based in part on information provided by benchmarking studies. The compensation committee and our board of directors have no formal policy regarding the grant of equity awards outside of the bonus plan, other than in the context of new hires. However, certain other grants have, to date, been made and such granting is expected to continue. We have not historically granted equity compensation to our executives in any form other than stock option grants, and while our 2007 Equity Incentive Plan provides for other types of awards, we do not currently anticipate doing so. In 2007, we intend to provide long-term awards through stock options, however, the compensation committee has not yet considered the amounts of any such additional grants. The compensation committee expects that additional grants of stock options will vest based on continued employment with the Company.

Our board of directors has adopted our 2007 Equity Incentive Plan which permits the grant of stock options. Stock options are typically granted with 25% cliff vesting upon the attainment of the optionee’s one-year anniversary of the initial vest date and 1/48th of the grant vesting upon the completion of each month of service thereafter. Further detail and the material terms of our 2007 Equity Incentive Plan are described below in the section entitled “Employee Benefit Plans” and in note 9 to our consolidated financial statements included elsewhere in this prospectus.

Severance Benefits.  Prior to the closing of this offering, we intend to enter into severance and change of control agreements with each of our executive officers, the terms of which are described in more detail below in the section entitled “Management Severance and Change in Control Arrangements.” We believe these severance and change in control benefits will be an essential element of our executive compensation package and will assist us in recruiting and retaining talented individuals.

Other Compensation.  All of our executives are eligible to participate in our employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans are available to all salaried employees and do not discriminate in favor of executive officers. We believe these benefits are currently comparable to the median competitive levels for comparable companies. It is generally our policy to not extend significant perquisites to our executives that are not available to our employees generally. We have not historically granted perquisites to our executive officers, however, the compensation committee may in the future determine that perquisites are advisable in the context of the overall compensation paid to executive officers. We have no current plans to make changes to levels of benefits and perquisites provided to executives; however, the compensation committee in its discretion may revise, amend or add to the current executive benefits and perquisites if it deems it advisable. If a determination is made to grant perquisites, it is expected that the level of perquisites granted to our executive officers will be comparable to the median competitive levels for comparable companies.

In March 2007, the compensation committee recommended, and our board of directors approved, an increase in Mr. Lippert’s annual base salary to $300,000 upon completion of this proposed initial public offering and an increase in Mr. Ayers’ annual base salary to $230,000 upon our Registration Statement on Form S-1 being declared effective by the SEC.

The compensation committee and board believe based on their general business and industry experience and knowledge that the use of the combination of base salary, discretionary annual performance bonus, and long-term incentive (including stock options) offers the best approach to achieving our compensation goals, including attracting and retaining the most talented and capable executives and motivating our executives and other officers to expend maximum effort to improve the business results and overall value of our business.

2006 Summary Compensation Table

The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer and three other most highly compensated executive officers during 2006:

						Non-Equity
					Option	Incentive Plan	All Other
Name and Principal Position	Year	Salary	Bonus	Stock Awards	Awards(1)	Compensation(2)	Compensation(3)	Total

Robert Lippert	2006	$224,712	$—	$—	$1,072	$95,000	$—	$320,784
President and Chief Executive Officer
Gregory S. Ayers	2006	180,000	—	—	625	34,266	50,000	264,891
Chief Financial Officer
Dr. Michael A. Ashburn	2006	222,692	—	—	773	91,662	—	315,127
Executive Vice President of Clinical and Regulatory Affairs
Dr. Jie Zhang	2006	195,000	—	—	677	36,481	—	232,158
Chief Scientific Officer
Dr. Charles H. McLeskey	2006	143,077	—	—	139,724	19,235	41,369	343,405
Vice President of Clinical Affairs(4)

(1)	The amounts reflect the aggregate compensation cost for the year ended December 31, 2006 of stock options granted during the year and in each case calculated in accordance with SFAS 123R using a Black-Scholes valuation model. See note 2 to our consolidated financial statements for a discussion of assumptions made by the Company in determining the grant date fair value and compensation cost of our equity awards.
(2)	The compensation listed on this table reflects amounts earned by each named executive officer during 2006 under our 2006 Bonus Plan and certain other non-equity incentive compensation paid to the named executive officers as listed in the “Grants of Plan-Based Awards Table” below. The amounts earned under our 2006 Bonus Plan were paid in 2007.
(3)	These amounts relate to relocation expenses paid by the Company in 2006.

(4)	Dr. McLeskey’s employment with us terminated on April 14, 2007.

Grants of Plan-Based Awards in the Fiscal Year Ended December 31, 2006

The following table sets forth information regarding plan-based awards granted to our named executive officers in 2006. The options were issued under our 1997 Stock Option Plan.

		Estimated	Estimated
		Future	Future	All Other			Deemed
		Payouts	Payouts	Option	Exercise		Grant
		Under Non-	Under	Awards:	or Base	Closing	Date Fair
		Equity	Equity	Number of	Price of	Price on	Value of
		Incentive	Incentive	Securities	Option	Grant	Stock
		Plan	Plan	Underlying	Awards	Date	Option
Name	Grant Date	Awards(1)	Awards	Options(2)	($/Sh)	($/Sh)	Awards

Robert Lippert		$95,000
	December 22, 2006		11,818		$6.00	$18.60	$186,565
	January 22, 2007		3,182		6.00	20.50	56,026
Gregory S. Ayers		34,266
	December 22, 2006		6,888		6.00	18.60	108,737
	January 22, 2007		2,021		6.00	20.50	35,584
Dr. Michael A. Ashburn		91,662
	December 22, 2006		8,522		6.00	18.60	134,533
	January 22, 2007		2,309		6.00	20.50	40,655
Dr. Jie Zhang		36,481
	December 22, 2006		7,462		6.00	18.60	117,799
	January 22, 2007		2,022		6.00	20.50	35,602
Dr. Charles H. McLeskey		19,235
	February 17, 2006			70,000	3.41	11.05	718,256
	December 22, 2006		4,549		6.00	18.60	71,813
	January 22, 2007		227		6.00	20.50	3,997

(1)	The amount reflects the amount each named executive officer received from participation in our 2006 Bonus Plan. The amount listed in the table above also includes $50,000 paid to Mr. Lippert upon the Company signing a license agreement with Endo Pharmaceuticals, Inc. and $50,000 to Dr. Ashburn upon receiving FDA approval for Pliaglis.

(2)	The amount represents stock options granted to Dr. McLeskey upon commencing employment with the Company during April 2006.

In connection with the preparation of the consolidated financial statements contained in this prospectus, we reassessed the fair value of our common stock during 2006 by obtaining three retrospective valuations performed by an independent valuation firm. The retrospective valuations were determined as of January 6, 2006, July 11, 2006 and December 22, 2006. Management performed internal fair value analyses for all other option grant dates during 2006 based on the results of the retrospective valuations.

Following these retrospective valuations, we determined that a number of previous option grants had been made with exercise prices at less than the reassessed fair value per share. These retrospective valuations and our reassessments of fair value of the common stock are described in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

It is the view of the compensation committee, based on our knowledge of the compensation policies of other pharmaceutical companies and other factors, that granting options for the common stock of a private company with a strike price at or above the reassessed fair value per share of our common stock would make it extremely difficult for us to effectively attract, retain, motivate and reward the executives we seek and to properly align executives’ incentives with stockholder value creation. Therefore, subsequent to the reassessments of fair value, the compensation committee has continued to grant stock options with exercise prices below the estimated fair value of our common stock. All of those grants provide for a fixed exercise schedule. Following the completion of this offering, the compensation committee does not intend to make any further grants of stock options with exercise prices less than the current fair value of the common stock on the date of grant.

Outstanding Equity Awards at End of Fiscal 2006

The following table provides information about the number of outstanding equity awards held by our named executive officers at December 31, 2006.

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised		Option
	Options	Options		Exercise
Name	Exercisable	Unexercisable		Price	Option Expiration Date

Robert Lippert	55,000	35,000	(1)	$2.00	May 9, 2015
	5,193	11,207	(2)	2.00	May 25, 2015
	20,416	49,584	(3)	2.40	October 11, 2015
	—	11,818	(4)	6.00	December 31, 2011
Gregory S. Ayers	2,083	72,917	(5)	2.40	December 2, 2015
	—	6,888	(6)	6.00	December 31, 2010
Dr. Michael A. Ashburn	70,603	9,397	(7)	2.00	May 9, 2015
	6,333	13,667	(8)	2.00	May 25, 2015
	—	8,522	(9)	6.00	December 31, 2011
Dr. Jie Zhang	18,600	—		4.86	November 14, 2010
	15,603	4,397	(10)	2.00	May 9, 2015
	4,243	9,157	(11)	2.00	May 25, 2015
	—	7,462	(12)	6.00	December 31, 2011
Dr. Charles H. McLeskey	—	70,000	(13)	3.41	February 17, 2006
	—	4,549	(14)	6.00	December 31, 2010

(1)	These options vested as to 25% of the shares on December 17, 2004 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter.
(2)	These options vested as to 20% of the shares on May 25, 2006 and vest as to an additional 1/48th of the remaining unvested shares per month thereafter.
(3)	These options vested as to 25% of the shares on October 11, 2006 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter.

(4)	These options vest as to 25% of the shares on December 22, 2007 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter. These options are subject to a fixed exercise schedule whereby Mr. Lippert has agreed that such options will be exercisable only in 25% installments during each of 2008, 2009, 2010 and 2011. Any options that remain unexercised from a particular installment will be cancelled at the end of the applicable year.

(5)	These options vested as to 25% of the shares on November 14, 2006 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter.

(6)	These options vest as to 25% of the shares on December 22, 2007 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter. These options are subject to a fixed exercise schedule whereby Mr. Ayers has agreed that such options will be exercisable only in 25% installments during each of 2008 (during which two installments will be exercisable), 2009 and 2010. Any options that remain unexercised from a particular installment will be cancelled at the end of the applicable year.

(7)	These options vested as to 25% of the shares on May 15, 2004, December 17, 2004, May 4, 2005 and May 9, 2006 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter.
(8)	These options vested as to 20% of the shares on May 25, 2006 and vest as to an additional 1/48th of the remaining unvested shares per month thereafter.

(9)	These options vest as to 25% of the shares on December 22, 2007 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter. These options are subject to a fixed exercise schedule whereby Dr. Ashburn has agreed that such options will be exercisable only in 25% installments during each of 2008, 2009, 2010 and 2011. Any options that remain unexercised from a particular installment will be cancelled at the end of the applicable year.

(10)	These options vested as to 25% of the shares on May 15, 2004, May 4, 2005 and May 9, 2006 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter.
(11)	These options vested as to 20% of the shares on May 25, 2006 and vest as to an additional 1/48th of the remaining unvested shares per month thereafter.

(12)	These options vest as to 25% of the shares on December 22, 2007 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter. These options are subject to a fixed exercise schedule whereby Dr. Zhang has agreed that such options will be exercisable only in 25% installments during each of 2009 (during which two installments will be exercisable), 2010 and 2011. Any options that remain unexercised from a particular installment will be cancelled at the end of the applicable year.

(13)	These options vested as to 25% of the shares on April 7, 2007. The remainder expired on April 14, 2007 in connection with the termination of Dr. McLeskey’s employment.

(14)	These options expired on April 14, 2007 in connection with the termination of Dr. McLeskey’s employment.

In addition, the following options were granted to the named executive officers on January 22, 2007 as part of our 2006 Bonus Plan.

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised		Option
	Options	Options		Exercise
Name	Exercisable	Unexercisable		Price	Option Expiration Date

Robert Lippert	—	3,182	(1)	$6.00	December 31, 2011
Gregory S. Ayers	—	2,021	(2)	6.00	December 31, 2011
Dr. Michael A. Ashburn	—	2,309	(3)	6.00	December 31, 2011
Dr. Jie Zhang	—	2,022	(4)	6.00	December 31, 2011
Dr. Charles H. McLeskey	—	227	(5)	6.00	December 31, 2010

(1)	These options vest as to 25% of the shares on January 22, 2008 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter. These options are subject to a fixed exercise schedule whereby Mr. Lippert has agreed that such options will be exercisable only in 25% installments during each of 2008, 2009, 2010 and 2011. Any options that remain unexercised from a particular installment will be cancelled at the end of the applicable year.

(2)	These options vest as to 25% of the shares on January 22, 2008 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter. These options are subject to a fixed exercise schedule whereby Mr. Ayers has agreed that such options will be exercisable only in 25% installments during each of 2008, 2009, 2010 and 2011. Any options that remain unexercised from a particular installment will be cancelled at the end of the applicable year.

(3)	These options vest as to 25% of the shares on January 22, 2008 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter. These options are subject to a fixed exercise schedule whereby Dr. Ashburn has agreed that such options will be exercisable only in 25% installments during each of 2008, 2009, 2010 and 2011. Any options that remain unexercised from a particular installment will be cancelled at the end of the applicable year.

(4)	These options vest as to 25% of the shares on January 22, 2008 and vest as to an additional 1/36th of the remaining unvested shares per month thereafter. These options are subject to a fixed exercise schedule whereby Dr. Zhang has agreed that such options will be exercisable only in 25% installments during each of 2009 (during which two installments will be exercisable), 2010 and 2011. Any options that remain unexercised from a particular installment will be cancelled at the end of the applicable year.

(5)	These options expired on April 14, 2007 in connection with the termination of Dr. McLeskey’s employment.

Option Exercises in Fiscal 2006

The following table shows the number of shares acquired upon exercise of options by each named executive officer during the year ended December 31, 2006.

	Number of
	Shares Acquired	Value Realized on
Name	on Exercise	Exercise(1)

Robert Lippert	50,000	$788,000
Gregory S. Ayers	25,000	432,250

(1)	The market value of the shares of stock that have been exercised has been calculated by multiplying the number of shares times $15.76 and $17.29 for Mr. Lippert and Mr. Ayers, which represents the estimated fair value at the time the option was exercised.

Management Severance and Change of Control Arrangements

Change of Control Arrangements.  Prior to the closing of this offering, we expect to enter into employment agreements with each of our executive officers that will entitle each such employee to the following benefits if the employee’s employment is terminated by us without cause (as defined in the employment agreements) or terminated by the employee for good reason (as defined in the employment agreements) within one month before or 13 months following a change of control (as defined in the employment agreements):

•	payment in a lump sum of the number of months of the employee’s annual base salary specified in such employee’s employment agreement; and

•	reimbursement of the costs associated with continued health insurance coverage up to the number of months specified in such employee’s employment agreement, subject to the requirement that such reimbursement will terminate immediately if the employee becomes eligible for other group health insurance.

In addition, we expect that these employment agreements will provide for the vesting of all of the employee’s stock options in the event of the termination of the employee’s employment (i) upon the occurrence of a change of control of the Company in the case of a termination by us without cause or a termination by the employee for good reason occurring prior to the change in control or (ii) upon the termination by us without cause or a termination by the employee for good reason in the case of any termination occurring after a change of control.

Severance Arrangements.  Pursuant to the terms of the employment agreements that we expect to enter into with each of our executive officers prior to the closing of this offering, if the employee’s employment is terminated by us without cause or terminated by the employee for good reason, then the employee shall be entitled to the following benefits:

•	payment in a lump sum of the number of months of the employee’s annual base salary specified in such employee’s employment agreement; and

•	reimbursement of the costs associated with continued health insurance coverage up to the number of months specified in such employee’s employment agreement, subject to the requirement that such reimbursement will terminate immediately if the employee becomes eligible for other group health insurance.

Equity Incentive Plans.  In the event that we undergo a change of control (as defined in the 1997 Stock Option Plan) and the holder of stock options granted under our 1997 Stock Option Plan is (a) an employee who is terminated by us without cause (as defined in the 1997 Stock Option Plan), (b) the principal place of performance of an employee’s responsibilities and duties is changed to a location outside of a thirty mile radius from our then current place of business or (c) there is a substantial and uncured reduction in an employee’s responsibilities, duties or base pay, then the vesting of the unvested options held by such employee will be accelerated as to the portion of the unvested shares set forth in the 1997 Stock Option Plan. Under the 1997 Stock Option Plan, the Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and all Executive Vice Presidents shall vest as to 100% of their unvested shares, and all other employees shall vest as to 66 2/3% of their unvested shares. In addition, in the event that we undergo a change of control (as defined in the 2007 Equity Incentive Plan) and the employment of an employee that is the holder of stock options granted under our 2007 Equity Incentive Plan is terminated by us without cause (as defined in the 2007 Equity Incentive Plan) or by the employee for good reason (as defined in the 2007 Equity Incentive Plan), then vesting of the unvested options held by such employee will be accelerated as to the portion of the unvested shares set forth in such stock option agreement. Further information regarding the benefits under the 1997 Stock Option Plan and the 2007 Equity Incentive Plan is set forth under “Management — Employee Benefit Plans.”

Director Compensation

We reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings. We have compensated Dr. Stanley and Mr. DeBry for their services as chairman of our board of directors and chairman of the audit committee. In          , 2007, our board of directors adopted a compensation program for non-employee directors. This compensation program will be effective immediately upon the closing of this offering. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$ per year for service as a board member;

•	$ per year for service as chairman of our board of directors;

•	$ per year for service as chairman of the audit committee;

•	$ per year for service as chairman of the compensation committee and the nominating and corporate governance committee; and

•	$ for each board meeting attended in person ($ for meetings attended by video or telephone conference) and $ for each committee meeting attended in person ($ for meetings attended by video or telephone conference).

The following table sets forth information regarding the compensation received by each of our non-employee directors for services as members of our board of directors or any committee of our board of directors during the year ended December 31, 2006.

	Fees Earned or	Option	All Other
Name	Paid in Cash(1)	Awards(2)	Compensation(3)	Total

Theodore Stanley	$30,000	$—	$126,923	$156,923
Larry Rigby	—	—	173,077	173,077
Richard Leazer	—	10,736	—	10,736
Todd Stevens	—	—	—	—
Dinesh Patel	—	—	—	—
Steve Jurvetson	—	—	—	—
Mir Imran	—	—	—	—
Lynn DeBry	5,000	3,686	—	8,686

(1)	The $30,000 represents payments to Dr. Stanley for his service as a chairman of our board of directors during 2006, which provided for payments of $10,000 per month so long as he is the chairman of our board of directors and performs the duties associated with that position. The $5,000 represents compensation paid to Mr. DeBry for his service as a member of our board of directors and chairman of the audit committee during 2006, which provided for payments of $2,500 per quarter.

(2)	The amounts represent the expensed fair value of stock options granted in 2006 in accordance with SFAS 123R as discussed in note 2 to our financial statements.

The table below sets forth each option award to our non-employee directors and the full grant date fair value of each award granted.

Number of
		Securities	Exercise Price	Grant Date Fair
		Underlying	of Option	Value of Option
Name	Grant Date	Options	Awards ($/Sh)	Awards

Theodore Stanley(a)	—	—	$—	$—
Larry Rigby(b)	—	—	—	—
Richard Leazer(c)	April 25, 2006	6,000	3.41	67,800
Todd Stevens(d)	—	—	—	—
Dinesh Patel(d)	—	—	—	—
Steve Jurvetson(d)	—	—	—	—
Mir Imran(d)	—	—	—	—
Lynn DeBry(e)	August 18, 2006	3,000	4.08	41,370

(a)	As of December 31, 2006, Dr. Stanley held options to purchase 4,500 shares of common stock.
(b)	As of December 31, 2006, Mr. Rigby held options to purchase 15,000 shares of common stock.
(c)	As of December 31, 2006, Mr. Leazer held options to purchase 18,000 shares of common stock.
(d)	These directors did not hold options to purchase shares of common stock as of December 31, 2006.
(e)	As of December 31, 2006, Mr. DeBry held options to purchase 3,000 shares of common stock.

(3)	The $126,923 consists of $82,500 paid to Dr. Stanley as wages prior to his employment ending on June 30, 2006 with subsequent payments of $44,423 made to Dr. Stanley as part of an employment severance package.

The $173,077 represents payments made to Mr. Rigby during 2006 as part of an employment severance package that Mr. Rigby received upon his termination of employment that occurred on December 31, 2005.

Commencing with the effective date of this offering, members of our board of directors who are not our employees will receive non-statutory stock options under our 2007 Equity Incentive Plan. Each non-employee member of our board of directors who is a non-employee member of our board of directors as of the effective date of this offering will, on the effective date of this offering, be eligible to receive an option to purchase           shares of our common stock. In addition, each new non-employee member of our board of directors elected or appointed after the effective date of this offering will, at the time of his or her initial election or appointment to our board of directors, be eligible to receive an option to purchase           shares of our common stock. On the date of each annual meeting of our stockholders, commencing with the first annual meeting after the effective date of this offering, each non-employee member of our board of directors who has been a non-employee member of our board of directors for at least six months as of the date of such annual meeting, will be eligible to receive an option to purchase           shares of our common stock or an alternative equity compensation award.

Employee Benefit Plans

1997 Stock Option Plan

We have previously provided equity compensation to our employees, consultants and directors pursuant to our 1997 Stock Option Plan, or the 1997 Plan, which expired on March 31, 2007. As of April 30, 2007, options to purchase           shares of common stock at a weighted average exercise price per share of $           were outstanding under the 1997 Plan. The 1997 Plan provides for the grant of incentive and nonstatutory stock options and stock appreciation rights, and is administered by a committee appointed by our board of directors. The number of shares of common stock subject to and the exercise price of options granted under the 1997 Plan may be adjusted to reflect any changes in our capitalization due to stock dividends, recapitalizations, mergers, consolidations, stock splits, combinations or exchanges of stock, or other similar circumstances. In the event that we undergo a change of control (as defined in the 1997 Plan) and the holder of stock options granted under the 1997 Plan is (a) an employee who is terminated by us without cause (as defined in the 1997 Plan), (b) the principal place of performance of an employee’s responsibilities and duties is changed to a location outside of a thirty mile radius from our then current place of business or (c) there is a substantial and uncured reduction in an employee’s responsibilities, duties or base pay, then the vesting of the unvested options held by such employee will be accelerated as to 100% of the unvested shares held by such employee, in the case of certain of our executive officers, or 66 2/3% of the unvested shares held by such employee, in the case of all other employees. No further options will be granted under the 1997 Plan. However, the 1997 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 1997 Plan.

2007 Equity Incentive Plan

During February 2007, our board of directors adopted and the shareholders approved the 2007 Equity Incentive Plan, or 2007 Incentive Plan. The 2007 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, performance cash awards and other stock awards. The 2007 Incentive Plan is intended to serve as the successor equity incentive program to the 1997 Plan. The 2007 Incentive Plan will terminate on February 15, 2017, unless sooner terminated by our board of directors.

Stock Awards.  The 2007 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation (such rewards being referred to collectively as stock awards), as well as performance cash awards, which may be granted to employees, including officers, non-employee directors and consultants. Stock awards and performance cash awards are referred to as awards. However, participation in the non-discretionary grant program is limited to the non-employee directors (see “Non-Discretionary Grant Program” below).

As of April 30, 2007, options to purchase           shares of common stock at a weighted average exercise price per share of $      were outstanding under the 2007 Incentive Plan.

Share Reserve.  The aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2007 Incentive Plan is           shares. The number of shares of common stock reserved for issuance will automatically increase, effective as of January 1st, from January 1, 2008 through and including January 1, 2017, by the lesser of (a) 5% of the total number of shares of common stock outstanding on September 30th of the preceding calendar year or (b)           shares, or such lesser amount as determined by our board of directors. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2007 Incentive Plan is equal to the total share reserve, as increased from time to time pursuant to any annual increase.

Under the 2007 Incentive Plan, no employee may be granted stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of the common stock on the date of grant under the 2007 Incentive Plan covering more than           shares of common stock during any calendar year. Such limitation is designed to ensure that any deductions to which we would otherwise be entitled upon the exercise of such stock options and stock appreciation rights, will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid to certain executive officers imposed by Section 162(m) of the Internal Revenue Code.

The following types of shares issued under the 2007 Incentive Plan may again become available for the grant of new stock awards under the 2007 Incentive Plan: (a) shares that are forfeited to us prior to becoming fully vested, (b) shares subject to stock awards that are settled in cash and (c) shares reacquired by us under the 2007 Incentive Plan or as consideration for the exercise of a stock option. In addition, if a stock award granted under the 2007 Incentive Plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award again become available for subsequent issuance under the 2007 Incentive Plan. Shares issued under the 2007 Incentive Plan may be previously unissued shares or reacquired shares, including shares bought by us on the open market.

Administration.  Our board of directors has delegated its authority to administer the 2007 Incentive Plan (except the non-discretionary grant program) to our compensation committee. Subject to the terms of the 2007 Incentive Plan, our board of directors or an authorized committee determines recipients, dates of grant, the numbers and types of equity awards to be granted, and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors or an authorized committee will also determine the exercise price of stock options granted and the strike price of stock appreciation rights.

Our board of directors has the authority, with the consent of any adversely affected optionee, to reduce the exercise price of any outstanding stock option; to cancel any outstanding stock option and to grant in exchange one or more of (a) new stock options covering the same or a different number of shares of common stock, (b) new stock awards, (c) cash, and/or (d) other valuable consideration; or to engage in any action that is treated as a repricing under generally accepted accounting principles.

Stock Options.  Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. Our board of directors determines the exercise price for a stock option, within the terms and conditions of the 2007 Incentive Plan and applicable law, provided that the exercise price of an incentive stock option and nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 Incentive Plan vest at the rate specified by our board of directors.

Generally, our board of directors determines the term of stock options granted under the 2007 Incentive Plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, or unless extended by our board of directors, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested stock options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, the optionee or a beneficiary may exercise any vested stock options for a period of 12 months. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by our board of directors and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the stock option and (e) other legal consideration approved by our board of directors.

Unless our board of directors provides otherwise, stock options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Option Grants.  The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.  Restricted stock awards are granted pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for the recipient’s past or future services performed for us or our affiliates or any other form of legal consideration acceptable to our board of directors and permitted under applicable law. Payment of any purchase price for stock under a restricted stock award may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a restricted stock award by cash, delivery of stock, a combination of cash and stock as deemed appropriate by our board of directors, or in any other form of consideration set forth in the restricted stock award agreement. Shares of common stock acquired under a restricted stock award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the board of directors. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by our board of directors.

Restricted Stock Unit Awards.  Restricted stock unit awards are granted pursuant to restricted stock unit award agreements. A restricted stock unit award may be granted in consideration for any form of legal consideration acceptable to our board of directors. Payment of any purchase price may be made in any form that may be acceptable to the board of directors and permitted under applicable law; however, we will settle a payment due to a recipient of a restricted stock unit award by cash, delivery of stock, a combination of cash and stock, or in any other form of consideration as determined by our board of directors and set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.  Stock appreciation rights are granted pursuant to stock appreciation rights agreements and may be granted as stand-alone stock awards or in tandem with other stock awards. Our board of directors determines the strike price for a stock appreciation right, except that the strike price of a stock appreciation right cannot be less than 100% of the fair market value of the common stock equivalents on the date of grant. Upon exercise of a stock appreciation right, we will pay the participant an amount equal to the excess of (a) the aggregate fair market value of our common stock on the date of exercise, over (b) the strike price determined by our board of directors on the date of grant. A stock appreciation right granted under the 2007 Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by our board of directors.

Our board of directors determines the term of stock appreciation rights granted under the 2007 Incentive Plan, but in no event are stock appreciation rights exercisable after the expiration of ten years from the date of grant. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.  The 2007 Incentive Plan allows our board of directors to issue performance stock awards and performance cash awards that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Internal Revenue Code, if the issuance of such stock or cash is approved by the compensation committee and the grant or vesting of one or more stock awards and the delivery of such cash is tied solely to the attainment of certain performance goals during a designated performance period. To assure that the compensation attributable to one or more restricted stock awards, restricted stock unit awards, or performance awards will qualify as performance-based compensation that will not be subject to the $1.0 million limitation on the income tax deductibility of the compensation paid to certain executive officers imposed by Section 162(m) of the Internal Revenue Code, our compensation committee has the authority to structure one or more such awards so that stock or cash will be issued or paid pursuant to the award only upon the achievement of certain pre-established performance goals. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed           shares of common stock. The maximum benefit to be received by a participant in any calendar year attributable to performance cash awards may not exceed $2.0 million.

Other Stock Awards.  Our board of directors may grant other awards valued in whole or in part by reference to our common stock. Our board of directors will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards.

Non-Discretionary Grant Program.  The 2007 Incentive Plan provides for the automatic grant of stock options to non-employee members of our board of directors. Pursuant to the non-discretionary grant program under the 2007 Incentive Plan, eligible non-employee members of our board of directors may receive a series of stock awards over their period of service on our board of directors. Those stock awards will be made as follows:

•	Initial Option Grant. Each non-employee member of our board of directors who is a non-employee member of our board of directors as of the effective date of this offering will, on the effective date of this offering, be eligible to receive an option to purchase shares of our common stock. In addition, each new non-employee member of our board of directors elected or appointed after the effective date of this offering will, at the time of his or her initial election or appointment to our board of directors, be eligible to receive an option to purchase shares of our common stock. An option grant described in this paragraph is referred to as an initial option grant.

•	Annual Awards. On the date of each annual meeting of our stockholders, commencing with the first annual meeting after the effective date of this offering (such date being referred to as the annual award date), each non-employee member of our board of directors who has been a non-employee member of our board of directors for at least six months as of the date of such annual meeting, will be eligible to receive a stock award (any such award being referred to as an annual award) as follows:

–	Form of Annual Award. The annual award will be either in the form of a nonstatutory stock option grant or restricted stock award. In the calendar year prior to the grant of an annual award, our board of directors decides whether the annual award will be in the form of a nonstatutory stock option or restricted stock award. If our board of directors does not make such a determination by December 31st of the preceding calendar year, the annual awards to be granted in the subsequent calendar year will be granted in the form of a nonstatutory stock option.

–	Number of Shares for Annual Awards. If the annual award is in the form of a nonstatutory stock option (such award being referred to as an annual option grant), each non-employee director receiving an annual award will be eligible to receive a stock option to purchase shares of our common stock. If the annual award is in the form of a restricted stock award, the annual award will not be more favorable to a non-employee director than that number of unvested shares of our common stock equal to the quotient obtained by dividing (a) the “fair value” of an annual option grant at such time, as determined under generally accepted accounting principles and using the option pricing model employed by us for purposes of estimating the value of compensatory stock options, by (b) the fair market value of our common stock on the date of grant. In addition, our board of directors has the authority to provide that the issuance of an annual award will be delivered in a restricted stock unit award with shares to be delivered when shares would have otherwise vested under the restricted stock award.

•	Terms of Non-Discretionary Grant Program Options. The exercise price of each stock option granted under the non-discretionary grant program shall be equal to 100% of the fair market value of the common stock subject to the stock option on the date of grant. The maximum term of stock options granted under the non-discretionary grant program is 10 years. Vesting ceases when the optionee is no longer in our service as a director, employee or consultant. The remaining terms and conditions of each stock option are set forth in an option agreement in the form adopted from time to time by our board of directors.

•	Terms of Non-Discretionary Grant Program Restricted Stock Awards and Restricted Stock Unit Awards. Restricted stock awards and restricted stock unit awards under the non-discretionary grant program are granted in consideration for past or future services rendered to us or any of our affiliates. Vesting ceases when the optionee is no longer in our service as a director, employee or consultant. The remaining terms and conditions of each restricted stock award and restricted stock unit award is set forth in the restricted stock award agreement or restricted stock unit award agreement, in the form adopted from time to time by our board of directors.

•	Change in Control. In the event of certain significant corporate transactions constituting a change in control, the exercisability of stock awards granted under the non-discretionary grant program will automatically accelerate in full, unless provided otherwise in an applicable award agreement.

Changes to Capital Structure.  If any change is made to the outstanding shares of our common stock without our receipt of consideration (whether through a stock split or other specified change in our capital structure), appropriate adjustments will be made to: (a) the maximum number and/or class of securities issuable under the 2007 Incentive Plan; (b) the maximum number and/or class of securities that may be issued pursuant to the exercise of incentive stock options under the 2007 Incentive Plan; (c) the maximum number and/or class of securities for which any one person may be granted stock awards per calendar year pursuant to the section 162(m) limitation; (d) the number and/or class of securities and the price per share in effect under each outstanding stock award under the 2007 Incentive Plan and (e) the number and class of securities subject to each stock award under the non-discretionary grant program.

Corporate Transactions.  In the event of certain significant corporate transactions, outstanding stock awards under the 2007 Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards shall lapse, and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards shall not terminate and may continue to be exercised notwithstanding the corporate transaction. Our board of directors may also provide that the holder of an outstanding stock award that will terminate if not exercised prior to the effective time of a corporate transaction will receive a payment equal to the excess of (a) the value of the property that the stock award would have received upon exercise of the stock award, over (b) the exercise price otherwise payable in connection with the stock award.

Changes in Control.  Our board of directors has the discretion to provide that a stock award under the 2007 Incentive Plan may be subject to additional acceleration of vesting and exercisability upon or after certain specified change in control transactions. Stock awards held by participants under the 2007 Incentive Plan will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2007 Employee Stock Purchase Plan

On February 15, 2007, our board of directors adopted and our shareholders approved the 2007 Employee Stock Purchase Plan and authorized the issuance of          shares of common stock, to be effective immediately upon signing of an underwriting agreement for an initial public offering. The plan provides for annual reserve increases on the first day of each fiscal year commencing on January 1, 2008.

Share Reserve.  Following this offering, the 2007 Employee Stock Purchase Plan authorizes the issuance of          shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated subsidiaries. On January 1st of each year for ten years, beginning on January 1, 2008, through and including January 1, 2017, the number of shares in the reserve will automatically be increased by the lesser of (a)      % of our outstanding shares on September 30th of the prior year or (b)      shares of common stock, or such lesser amount approved by our board of directors.

Eligibility.  The 2007 Employee Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. The 2007 Employee Stock Purchase Plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We will implement the 2007 Employee Stock Purchase Plan by offerings of purchase rights to eligible employees. Generally, all of our employees and the employees of our designated subsidiaries who are employed at least 20 hours a week and at least five months per calendar year, may participate in offerings under the 2007 Employee Stock Purchase Plan. We may also require that our employees and the employees of our designated subsidiaries be employed for a minimum period of time before they may participate in the 2007 Employee Stock Purchase Plan; however, such period of time may not exceed two years. However, no employee may participate in the 2007 Employee Stock Purchase Plan if, immediately after we grant the employee a purchase right, the employee has voting power over 5% or more of our outstanding capital stock.

Offerings.  Our board of directors has the authority to set the terms of each offering under the 2007 Employee Stock Purchase Plan. Our board may specify offerings of up to 27 months where common stock is purchased for accounts of participating employees at a price per share that shall not be less than the lower of:

•	85% of the fair market value of a share on the first day of the offering, or

•	85% of the fair market value of a share on the purchase date.

The first offering under the 2007 Employee Stock Purchase Plan will begin on the effective date of this initial public offering and we expect the first offering will be for approximately six months, with one purchase date at the end of such offering. The fair market value of the shares on the first date of the offering will be the price per share at which our shares are first sold to the public as specified in this prospectus. Otherwise, fair market value generally means the closing sales price (rounded up where necessary to the nearest whole cent) for such shares (or the closing bid, if no sales were reported) as quoted on the NASDAQ Global Market or the NASDAQ Capital Market on the last trading day preceding the relevant determination date, as reported in The Wall Street Journal.

Eligible employees will purchase our stock at the lower of:

•	85% of the fair market value of a share on the day they began participating in the 2007 Employee Stock Purchase Plan, or

•	85% of the fair market value of a share on the purchase date.

Our board of directors may permit participants under the terms of an offering to authorize payroll deductions from a minimum of 1% up to a maximum of 20% of their earnings (as defined in each offering) for the purchase of stock under the 2007 Employee Stock Purchase Plan. If expressly permitted by the terms of an offering, participants may make a cash payment to purchase shares on specified purchase dates under the offering. Participants may end their participation in an offering at any time prior to a purchase date. Their participation ends automatically on termination of their employment.

Other Provisions.  A participant’s right to purchase our stock under the 2007 Employee Stock Purchase Plan, plus any other employee stock purchase plans intended to qualify under Section 423 of the Internal Revenue Code established by us or by our affiliates, is limited. The right may accrue to any participant at a rate of no more than $25,000 worth of our stock for each calendar year in which purchase rights are outstanding. We determine the fair market value of our stock, for the purpose of this limitation, as of the first day of the offering.

Upon a change of control, our board of directors may provide that the successor corporation will assume or substitute for outstanding purchase rights. Alternatively, if a successor corporation does not assume or substitute for outstanding purchase rights, accumulated contributions shall be used to purchase our stock for the participants immediately before the change of control and purchase rights under any ongoing offerings shall terminate immediately after such purchase.

Shares Issued.  As of the date hereof, no shares of common stock have been purchased under the 2007 Employee Stock Purchase Plan.

Plan Termination.  The 2007 Employee Stock Purchase Plan will terminate on February 15, 2017, unless our board of directors, in its discretion, earlier terminates the 2007 Employee Stock Purchase Plan.

401(k) Plan

Our employees are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax qualified plan under Section 401 of the Code. Our 401(k) plan provides that each participant may contribute a portion of his or her pretax compensation, up to a statutory limit, which for most employees, was $15,000 in 2006. Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary matching contributions and other non-elective contributions, subject to established limits and a vesting schedule. To date, we have not made any employer contributions to the plan on behalf of participating employees.

Limitation of Liability and Indemnification

Our restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering limit the liability of our directors, officers, employees and other agents to the fullest extent permitted by Delaware law; provided, however, that we indemnify any such person in connection with a proceeding initiated by such person only if (1) such indemnification is expressly required by law, (2) the proceeding was authorized by our board of directors, (3) such indemnification is provided by us, in our sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (4) such indemnification is otherwise expressly required by our bylaws. Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other agents under certain circumstances and subject to certain limitations. Delaware law also permits a corporation to not hold its directors personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for: (1) breach of their duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends or unlawful stock repurchases or redemptions; and (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws permit indemnification. We have obtained directors’ and officers’ liability insurance to cover certain liabilities described above.

We have also entered into agreements to indemnify our officers and directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, indemnify our officers and directors for all costs, fees, obligations and expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts reasonably incurred by any such person in any action or proceeding, except for certain actions or proceedings involving breach of an indemnitee’s duty of loyalty to us, acts or omissions not in good faith or involving intentional misconduct, or brought by an indemnitee against us or any of our directors without our consent. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors.

There is no pending litigation or proceeding involving a director or officer of us for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

TRANSACTIONS WITH RELATED PERSONS

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our stockholders. Under the registration rights agreement, certain of our existing stockholders may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock, subject to certain limitations. The registration rights agreement also grants “piggyback” registration rights in connection with most registered offerings of common stock that we initiate, either for our own account or for the account of another stockholder. We will pay all expenses relating to these registrations, other than underwriting discounts and commissions. See “Description of Capital Stock — Registration Rights.”

Employment Agreement with Dr. Michael Ashburn

On March 16, 2007, we entered into an employment agreement with Dr. Michael Ashburn, our former Executive Vice President, Clinical and Regulatory Affairs. This employment agreement superseded and replaced the employment agreement that we previously had with Dr. Ashburn. Pursuant to the terms of this new employment agreement, Dr. Ashburn assumed the title of Medical Director and will receive a salary of $18,750 per month through August 31, 2007. Beginning on September 1, 2007, Dr. Ashburn will become a part-time employee and his salary will be decreased to $9,375 per month. For so long as Dr. Ashburn is a full-time employee, he will also be entitled to participate in our standard employee benefit programs. It is anticipated that Dr. Ashburn’s employment with us will end on January 23, 2008.

Separation Agreement with Dr. Charles McLeskey

On March 21, 2007, we entered into a separation agreement with Dr. Charles McLeskey, our former Vice President of Clinical Affairs. Pursuant to the terms of this separation agreement, we agreed to pay Dr. McLeskey approximately $100,000, the equivalent of six months of his base salary that was in effect as of his termination date. In addition, we also agreed to pay Dr. McLeskey’s health insurance premiums for the equivalent of up to six months.

Other Transactions

We have granted stock options to our directors and executive officers. For a description of these options, see “Management — Director Compensation” and “Management — Executive Compensation.”

Certain of our executive officers have purchased shares of common stock as a result of the exercise of options granted under our 1997 Stock Option Plan.

Policies and Procedures for Review and Approval of Related Person Transactions

On          , 2007, the audit committee of our board of directors approved our written Related Person Transactions Policy. Pursuant to the terms of this policy, each of our directors and executive officers shall identify, and we shall request each beneficial owner of more than 5% of any class of our voting securities to identify, any related person transaction involving such director or executive officer or his or her affiliates and immediate family members and seek approval from the audit committee before he or she or, with respect to immediate family members, any of their “affiliates,” may engage in the transaction. A related person transaction is defined as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are, were or will be participants and the amount involved exceeds $60,000. Transactions involving compensation for services provided to us as an employee, consultant or director are considered related person transactions under this policy.

In the event that we propose to enter into, or materially amend, a related person transaction, we will present such related person transaction to the audit committee for review, consideration and approval or ratification. In approving or rejecting the proposed related person transaction, the audit committee will consider all the relevant facts and circumstances deemed relevant by and available to it, including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. The audit committee may approve only those related party transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of us and our stockholders, as the audit committee determines in the good faith exercise of its discretion.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of April 30, 2007 by:

•	each person who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers and each of our directors; and

•	all of our executive officers and directors as a group.

Percentage of ownership is based on 9,109,224 shares outstanding as of April 30, 2007 and           shares outstanding after this offering, assuming no exercise of the underwriters’ over-allotment option. Beneficial ownership is calculated based on SEC requirements. All shares of the common stock subject to warrants and options currently exercisable or exercisable within 60 days after April 30, 2007, are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Unless otherwise indicated below, each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Unless otherwise indicated in the table, the address of each individual listed in the table is ZARS Pharma, Inc., 1455 West 2200 South, Suite 300, Salt Lake City, Utah 84119.

	Number of	Percentage of
	Shares	Shares Beneficially
	Beneficially	Owned
	Owned Prior to	Before	After
Name of Beneficial Owner	the Offering	Offering	Offering

5% Stockholders
Entities affiliated with Draper Fisher Jurvetson(1)	2,104,405	23.1%		%
Theodore H. Stanley(2)	1,194,972	12.7
Entities affiliated with Wasatch Ventures(3)	752,774	8.1
Mary Ann O. Stanley(4)	701,553	7.6
Larry D. Rigby(5)	521,456	5.7
vSpring II, L.P.(6)	489,397	5.4
Jie Zhang(7)	458,099	5.0
Named Executive Officers and Directors
Steve T. Jurvetson(1)	2,070,898	22.7
Theodore H. Stanley(2)	1,194,972	12.7
Todd J. Stevens(3)	752,774	8.1
Larry D. Rigby(5)	521,456	5.7
Dinesh C. Patel(8)	500,541	5.5
Jie Zhang(7)	458,099	5.0
Michael A. Ashburn(9)	310,345	3.4
Robert Lippert(10)	159,497	1.7
Gregory S. Ayers(11)	39,583	*
Richard H. Leazer(12)	27,062	*
Charles H. McLeskey(13)	17,500	*
F. Lynn DeBry	—	*
Mir A. Imran	—	*
All directors and executive officers as a group (14 persons)(14)	6,086,234	61.1%		%

*	Less than 1% of ZARS’ outstanding common stock.
(1)	Includes 1,237,195 shares held by Draper Fisher Jurvetson Fund VII, L.P. (“DFJ Fund VII”), 785,482 shares held by Draper Fisher Jurvetson ePlanet Ventures L.P. (“DFJ ePlanet Ventures”), 33,507 shares held by Draper Associates, L.P., 18,042 shares held by Draper Fisher Jurvetson Partners VII, LLC (“DFJ Partners VII”), 16,313 shares held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC (“DFJ ePlanet Partners”), and 13,866 shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG (“DFJ ePlanet Ventures GmbH”). Mr. Jurvetson is a managing director of Draper Fisher Jurvetson Fund VII Partners, L.P., which is the general partner of DFJ Fund VII, and a managing member of DFJ Partners VII. Mr. Jurvetson is also a managing director of Draper Fisher Jurvetson ePlanet Partners, Ltd., which is the general partner of DFJ ePlanet Ventures, a managing director of Draper Fisher Jurvetson ePlanet Verwaltungs GmbH & Co. KG, which is the general partner of DFJ ePlanet Ventures GmbH, and a managing member of DFJ ePlanet Partners. Mr. Jurvetson shares voting and investment power over the shares held by these entities. He disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate pecuniary interest therein. Mr. Jurvetson does not have voting or dispositive power with respect to the 33,507 shares held by Draper Associates L.P. The address for all of the DFJ entities is 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025.
(2)	Includes 451,533 shares held by the Ted Stanley Family Limited Partnership (which includes 102,880 shares issuable upon exercise of outstanding warrants), of which Dr. Stanley is the general partner, 310,484 shares held by the Stanley Research Foundation (which includes 51,440 shares issuable upon exercise of outstanding warrants), of which Dr. Stanley is the President and a trustee, 203,383 shares held jointly with his spouse, 205,760 shares held jointly with his mother (which includes 102,880 shares issuable upon exercise of outstanding warrants), 20,000 shares issuable upon the exercise of outstanding warrants held by Dr. Stanley and 3,812 shares that Dr. Stanley has the right to acquire within 60 days of April 30, 2007 through the exercise of options.
(3)	Includes 404,629 shares (which includes 152,284 shares issuable upon exercise of outstanding warrants and the right to acquire 8,312 shares through the exercise of options within 60 days of April 30, 2007) held by Wasatch Venture Fund II, LLC (“Wasatch Fund II”), 6,265 shares held by Wasatch Partners II, LLC (“Wasatch Partners II”) and 341,880 shares held by Zions SBIC, LLC. Zions SBIC, LLC is wholly-owned by Zions First National Bank (the “Bank”). The Bank and certain of its affiliates also own 60.14% of Wasatch Fund II. Mr. Stevens is a managing member of Wasatch Management Partners, LLC, which is the managing member of Wasatch Fund II, and a managing member of Wasatch Partners II. Mr. Stevens is also a managing member of ZWMC, LLC, which is the managing member of Zions SBIC, LLC. Mr. Stevens shares voting and investment power over the shares held by these entities. He disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate pecuniary interest therein. The address for the Wasatch Funds is 15 W. South Temple, Suite 520, Salt Lake City, UT 84133.
(4)	Includes 391,069 shares held by the Mary Ann O. Stanley Living Trust (which includes 51,440 shares issuable upon exercise of outstanding warrants), of which Mrs. Stanley is the trustee/beneficiary, and 310,484 shares held by the Stanley Research Foundation (which includes 51,440 shares issuable upon exercise of outstanding warrants), of which Mrs. Stanley is a trustee. Mrs. Stanley’s address is 4800 Oak Terrace, Salt Lake City, UT 84124.
(5)	Includes 404,152 shares held by Rigby Investments LLC (which includes 41,152 shares issuable upon exercise of outstanding warrants), of which Mr. Rigby is a managing member, 41,152 shares held by the Nancy A. Rigby Family Living Trust (which includes 20,576 shares issuable upon exercise of outstanding warrants), of which Mr. Rigby’s spouse is the trustee, 20,000 shares issuable upon exercise of outstanding warrants held by Mr. Rigby and 15,000 shares that Mr. Rigby has the right to acquire within 60 days of April 30, 2007 through the exercise of options.
(6)	Excludes 11,144 shares (which includes 6,000 shares issuable upon the exercise of outstanding warrants) held directly by Dr. Patel. Dr. Patel is a managing member of vSpring Management II, LLC, which is the general partner of vSpring II, L.P. (“vSpring”). Dr. Patel shares voting and investment power over the shares held by vSpring. He disclaims beneficial ownership of the shares held by

vSpring, except to the extent of his proportionate pecuniary interest therein. The address for vSpring is 2795 E. Cottonwood Parkway, Suite 360, Salt Lake City, UT 84121.
(7)	Includes 41,099 shares Dr. Zhang has the right to acquire through the exercise of options within 60 days of April 30, 2007.
(8)	Includes 489,397 shares held by vSpring and 11,144 shares (which includes 6,000 shares issuable upon the exercise of outstanding warrants) held directly by Dr. Patel. Dr. Patel is a managing member of vSpring Management II, LLC, which is the general partner of vSpring. Dr. Patel shares voting and investment power over the shares held by vSpring. He disclaims beneficial ownership of the shares held by vSpring, except to the extent of his proportionate pecuniary interest therein. The address for vSpring is 2795 E. Cottonwood Parkway, Suite 360, Salt Lake City, UT 84121.
(9)	Includes 24,692 shares (which includes 12,346 shares issuable upon the exercise of outstanding warrants) held jointly with his spouse and 82,749 shares Dr. Ashburn has the right to acquire through the exercise of options within 60 days of April 30, 2007.
(10)	Includes 1,000 shares issuable upon exercise of outstanding warrants and 108,497 shares Mr. Lippert has the right to acquire through the exercise of options within 60 days of April 30, 2007.
(11)	Includes 14,583 shares Mr. Ayers has the right to acquire through the exercise of options within 60 days of April 30, 2007.
(12)	Includes 14,000 shares issuable upon exercise of outstanding warrants and 13,062 shares Mr. Leazer has the right to acquire through the exercise of options within 60 days of April 30, 2007.
(13)	Includes 17,500 shares Mr. McLeskey has the right to acquire through the exercise of options within 60 days of April 30, 2007.
(14)	Includes 544,558 shares issuable upon exercise of outstanding warrants and 304,614 shares issuable upon exercise of stock options by all executive officers and directors exercisable within 60 days of April 30, 2007. See notes (1) through (13) above.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock gives effect to the amendment and restatement of our certificate of incorporation and bylaws, which will occur upon the closing of this offering and the conversion of our preferred stock into 5,729,079 shares of common stock, which will occur upon the closing of this offering, as if such conversion had occurred on April 30, 2007.

Upon the closing of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.001 per share and           shares of preferred stock, par value $0.001 per share.

Common Stock

Outstanding Shares.  As of April 30, 2007, and assuming conversion of all outstanding preferred stock into common stock upon the closing of the offering, we had outstanding           shares of common stock held of record by approximately           stockholders. In addition, as of April 30, 2007, options to purchase           shares of common stock were issued and outstanding and will terminate on various dates through 2017, if not exercised.

Voting Rights.  Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors generally can elect all of the directors standing for election, if they so choose.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences.  Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock, except that certain holders of common stock have registration rights, as described more fully below. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable.  All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

As of April 30, 2007, assuming the closing of this offering, all outstanding shares of preferred stock would have been converted into 5,729,079 shares of common stock. See note 10 to our consolidated financial statements for a description of the currently outstanding shares of preferred stock. Following the conversion, our certificate of incorporation will be restated to delete all references to such shares of preferred stock. The restated certificate of incorporation, as so restated, will give to our board of directors the authority, without further action by our stockholders, to issue up to           shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, privileges, qualifications, limitations or restrictions of the shares of each wholly unissued series, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

On          , 2007, in order to resolve uncertainties regarding the corporate approvals necessary to amend our Articles of Incorporation, we exchanged (i)           shares of previously issued shares that were designated Series A Preferred Stock for           shares of newly issued Series A Preferred Stock, (ii)           shares of previously issued shares that were designated Series B Preferred Stock for           shares of newly issued Series B Preferred Stock and (iii)           shares of previously issued shares that were designated Series C Preferred Stock for           shares of newly issued Series C Preferred Stock from all of the           existing holders of our Preferred Stock for no consideration other than the exchange of the shares of Preferred Stock.

Warrants

As of April 30, 2007, warrants to purchase           shares of our common stock at exercise prices ranging from $      to $      per share were outstanding.

As of April 30, 2007, warrants to purchase a total of 1,251,613 shares of our Series A Convertible Preferred Stock with an exercise price of $4.86 per share were outstanding. Each warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. These warrants provide for adjustments to the number of shares issuable under the warrants equivalent to the adjustments applicable to all shares of Series A Convertible Preferred Stock in the event of any dividend of stock or other property other than cash. The warrants also provide for an adjustment to the exercise price upon a stock split. These warrants will terminate upon the closing of this offering.

Registration Rights

Demand and Form S-3 Registration Rights.  At any time after six months following the closing of this offering, the holders of           shares of our common stock may require us, on not more than a total of two occasions, to file a registration statement under the Securities Act with respect to their shares of common stock if the aggregate offering price of such shares is expected to exceed $2.0 million. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. In addition, these holders may require us to register the resale of all or a portion of their shares on Form S-3, subject to certain conditions and limitations. If we are required to file a registration statement, we must use our commercially reasonable efforts to cause the registration statement to become effective.

Piggyback Registration Rights.  At any time after the closing of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of           shares of our common stock will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Expenses of Registration.  We will pay all expenses relating to any demand or piggyback registration, other than underwriting discounts and commissions.

Termination.  The registration rights and our obligations terminate upon the earlier of either two years following the closing of a firm commitment underwritten public offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities in a ninety day period pursuant to Rule 144 promulgated under the Securities Act.

Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws

Delaware Law.  Upon the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by our board of directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 defines business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Charter and Bylaw Provisions.  Certain provisions of our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors, and eliminate cumulative voting in the election of directors. Our certificate of incorporation also provides for a classified board of directors, consisting of three classes of directors with staggered three-year terms, with each class consisting, as nearly as possible, of one-third of the total number of directors. At the annual meeting of stockholders in the year in which the term of a class of directors expires, director nominees in such class will stand for election to three-year terms. In addition, our bylaws provide that special meetings of the stockholders may be called only by our board of directors, chief executive officer, lead independent director or chairman, and our restated certificate of incorporation provides that the authorized number of directors may be changed only by resolutions adopted by a majority of the authorized number of directors constituting our board of directors. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

NASDAQ Global Market Listing

We have applied for the quotation of our common stock on the NASDAQ Global Market under the symbol “ZARS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on           shares outstanding on April 30, 2007, upon completion of this offering,           shares of common stock will be outstanding, assuming outstanding options or warrants are not exercised prior to the closing of this offering. Of these outstanding shares, all of the           shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our existing stockholders (substantially all of which have entered into lock-up agreements as described below) or “affiliates” as that term is defined under Rule 144 under the Securities Act. The remaining           shares of common stock held by existing stockholders are “restricted” securities, which means they were originally sold in offerings that were not registered under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

As a result of the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, the shares sold in this offering and the restricted shares will be available for sale in the public market as follows:

Number of Shares Eligible for
Sale/Percent of Stock
Date	Outstanding	Comment

At the date of this prospectus		Shares sold in this offering or eligible for sale under Rule 144(k)
After 90 days after the date of this prospectus		Shares eligible for sale under Rules 144 or Rule 701
After 180 days after the date of this prospectus and various times thereafter		Shares eligible for sale under Rules 144, 144(k) and 701 upon expiration of lock-up agreements

Additionally, of the           shares of common stock issuable upon exercise of options and warrants outstanding as of April 30, 2007, approximately           shares will be vested and eligible for sale after 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal shares immediately after the closing of this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to requirements on the manner of sale, notice and the availability of our current public information. Rule 144 also provides that affiliates that sell shares must comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is deemed not to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner of sale provisions of Rule 144; and

•	our affiliates, subject to the manner of sale, public information and filing requirements of Rule 144, in each case, without compliance with the one year holding period requirement of Rule 144.

As of April 30, 2007, options to purchase a total of           shares of common stock were outstanding, of which approximately           were vested. Except for           shares underlying certain options, all shares of our common stock issuable under these options are subject to contractual lock-up agreements with us or the underwriters.

Lock-up Agreements

In connection with this offering, we and our executive officers, directors and substantially all of our other stockholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC and CIBC World Markets Corp., for a period of 180 days after the date of the pricing of the offering. This 180-day period is subject to extension in certain circumstances. For additional information, see “Underwriting — Lock-up Agreements.”

Registration Rights

Upon the closing of this offering, the holders of           shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. See “Description of Capital Stock — Registration Rights.”

Employee Benefit Plans

Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the          shares of common stock reserved for issuance pursuant to our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above, be available for sale in the open market.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name below. Cowen and Company, LLC and CIBC World Markets Corp. are the representatives of the underwriters.

Number of
Underwriter	Shares

Cowen and Company, LLC
CIBC World Markets Corp.
Leerink Swann & Co., Inc.
Susquehanna Financial Group, LLLP

Total

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares.  We have granted to the underwriters an option to purchase up to           additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of common stock offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

Discounts and Commissions.  The following table shows the public offering price, underwriting discount and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $      and are payable by us.

Total
		Without Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Company	$	$	$

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $      per share. The

underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts.  The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information.  Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	The history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management;

•	its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

We have applied for the quotation of our common stock on the NASDAQ Global Market under the symbol “ZARS.”

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Lock-Up Agreements.  Pursuant to certain “lock-up” agreements, we and our executive officers, directors and substantially all of our other stockholders, have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC and CIBC World Markets Corp., for a period of 180 days after the date of the pricing of the offering. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants, or (c) file registration statements on Form S-8. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) participate in tenders involving the acquisition of a majority of our stock, (b) participate in transfers or exchanges involving common stock or securities convertible into common stock or (c) make certain gifts. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

United Kingdom.  Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland.  The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area.  In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale; or (2) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the provisions in the two immediately preceding paragraphs, the expression an “offer of the securities to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Electronic Offer, Sale and Distribution of Shares.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships.  Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they are received, and may in the future receive, customary fees.

In January 2003 and May 2004, we engaged CIBC World Markets Corp. (CIBC) to perform certain financial advisory services. We and CIBC subsequently entered into an arrangement whereby CIBC agreed that $350,000 of the payment received would be treated as a prepaid cash credit against future services to be provided by CIBC. As a result, the fees to be received from us by CIBC in connection with this offering shall be reduced accordingly.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Cooley Godward Kronish LLP, Broomfield, Colorado. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Salt Lake City, Utah.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the NASDAQ Global Market. For further information on obtaining copies of our public filings at the NASDAQ Global Market, you should call (212) 656-5060.

ZARS, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ZARS, Inc.

We have audited the accompanying consolidated balance sheets of ZARS, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZARS, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, ZARS, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment, during the year ended January 1, 2006.

/s/  Ernst & Young LLP

Salt Lake City, Utah
May 25, 2007

ZARS, Inc.

Consolidated Balance Sheets
(in thousands, except per share data)

				Pro Forma
				Stockholders’
				Equity at
	December 31,		March 31,	March 31,
	2005	2006	2007	2007
			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$7,190	$8,862	$37,118
Marketable investment securities	1,202	9,184	2,992
Prepaid and other current assets	435	388	1,374

Total current assets	8,827	18,434	41,484

Property and equipment, net	2,235	2,646	2,762
Intangible assets, net	281	7,724	7,716
Other assets	—	266	265

Total assets	$11,343	$29,070	$52,227

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,359	$1,108	$1,784
Accrued liabilities	1,466	9,088	7,139
Current portion of deferred revenue	—	13,031	16,097
Current portion of long-term debt	—	853	868
Current portion of capital lease obligations	117	62	33

Total current liabilities	2,942	24,142	25,921

Long-term debt, less current portion	—	1,521	1,315
Deferred revenue, less current portion	—	1,125	24,801
Capital lease obligations, less current portion	62	—	—

Other liabilities	—	40	40

Commitments and contingencies

Convertible preferred stock, $0.12 par value, 7,462 shares authorized, 5,729 shares issued and outstanding at December 31, 2005 and 2006 and March 31, 2007 (unaudited) (aggregate liquidation value of $33,289 at December 31, 2005 and 2006 and March 31, 2007 (unaudited)); no shares outstanding pro forma (unaudited)	31,957	31,957	31,957	$—

Stockholders’ equity (deficit):
Common stock, $0.12 par value, 21,138 shares authorized, 3,182, 3,370 and 3,380 shares issued and outstanding at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively; 9,109 shares outstanding pro forma (unaudited)	382	405	406	1,093
Additional paid-in capital	7,489	8,241	8,579	39,849
Accumulated deficit	(31,489)	(38,361)	(40,792)	(40,792)

Total stockholders’ equity (deficit)	(23,618)	(29,715)	(31,807)	$150

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$11,343	$29,070	$52,227

See accompanying notes.

ZARS, Inc.

Consolidated Statements of Operations
(in thousands, except per share data)

				Three Months Ended
	Years Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Revenue	$6,538	$2,891	$7,594	$500	$3,258
Operating expenses(1):
Research and development	9,587	10,740	12,172	2,536	4,173
General and administrative	1,702	2,442	3,120	563	1,672

Total operating expenses	11,289	13,182	15,292	3,099	5,845

Loss from operations	(4,751)	(10,291)	(7,698)	(2,599)	(2,587)
Interest income and other income (expense), net	(57)	429	927	154	196

Interest expense	(15)	(16)	(101)	(6)	(40)

Net loss	$(4,823)	$(9,878)	$(6,872)	$(2,451)	$(2,431)

Basic and diluted net loss per common share	$(1.55)	$(3.14)	$(2.12)	$(0.77)	$(0.72)
Weighted-average basic and diluted shares outstanding	3,116	3,142	3,246	3,182	3,374
Pro forma net loss per share (unaudited)			$(0.77)		$(0.27)
Shares used to compute pro forma basic and diluted net loss per share (unaudited)			8,975		9,103

(1)Includes employee stock-based compensation as follows:
Research and development	$—	$—	$270	$26	$212
General and administrative	—	—	148	—	107

	$—	$—	$418	$26	$319

See accompanying notes.

ZARS, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands)

			Stockholders’ Deficit
	Convertible				Additional		Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at January 1, 2004	2,111	$10,912	3,094	$371	$7,301	$(16,788)	$(9,116)
Series C convertible preferred stock issued for cash, net of offering costs of $1,135	3,618	21,045	—	—	—	—	—
Exercise of stock options	—	—	45	6	94	—	100
Stock-based compensation to nonemployees	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	(4,823)	(4,823)

Balances at December 31, 2004	5,729	31,957	3,139	377	7,403	(21,611)	(13,831)
Exercise of stock options	—	—	43	5	86	—	91
Net loss	—	—	—	—	—	(9,878)	(9,878)

Balances at December 31, 2005	5,729	31,957	3,182	382	7,489	(31,489)	(23,618)
Exercise of stock options	—	—	188	23	334	—	357
Stock-based compensation	—	—	—	—	418	—	418
Net loss	—	—	—	—	—	(6,872)	(6,872)

Balances at December 31, 2006	5,729	31,957	3,370	405	8,241	(38,361)	(29,715)
Exercise of stock options (unaudited)	—	—	10	1	19	—	20
Stock-based compensation (unaudited)	—	—	—	—	319	—	319
Net loss (unaudited)	—	—	—	—	—	(2,431)	(2,431)

Balances at March 31, 2007 (unaudited)	5,729	$31,957	3,380	$406	$8,579	$(40,792)	$(31,807)

See accompanying notes.

ZARS, Inc.

Consolidated Statements of Cash Flows
(in thousands)

				Three Months Ended
	Years Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Operating activities
Net loss	$(4,823)	$(9,878)	$(6,872)	$(2,451)	$(2,431)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	338	561	808	201	207
Stock-based compensation	8	—	418	26	319
Loss on disposal of assets	—	4	4	—	—
Changes in operating assets and liabilities:
Prepaid and other assets	(261)	(389)	31	173	(985)
Accounts payable	238	593	(251)	(886)	676
Accrued liabilities	1,024	(40)	(66)	(156)	(1,949)
Other liabilities	—	—	40	33	—
Deferred revenue	(1,800)	(900)	13,906	11,000	26,742

Net cash provided by (used in) operating activities	(5,276)	(10,049)	8,018	7,940	22,579
Investing activities
Purchases of property and equipment	(213)	(1,872)	(978)	(75)	(315)
Purchases of marketable investment securities	(6,556)	(1,194)	(12,112)	(500)	(592)
Sales of marketable investment securities	—	6,549	4,130	402	6,784

Net cash provided by (used in) investing activities	(6,769)	3,483	(8,960)	(173)	5,877
Financing activities
Proceeds from exercise of stock options	100	91	357	1	20
Proceeds from issuance of preferred stock, net	21,045	—	—	—	—
Payments on capital lease obligations	(53)	(109)	(117)	(62)	(29)
Proceeds from long-term debt	—	—	2,500	—	—
Payments on long-term debt	—	—	(126)	—	(191)

Net cash provided by (used in) financing activities	21,092	(18)	2,614	(61)	(200)
Net increase (decrease) in cash and cash equivalents	9,047	(6,584)	1,672	7,706	28,256
Cash and cash equivalents at beginning of period	4,727	13,774	7,190	7,190	8,862

Cash and cash equivalents at end of period	$13,774	$7,190	$8,862	$14,896	$37,118

Noncash financing activities
Assets acquired under capital leases	$341	$—	$—	$—	$—
Assets acquired under purchase of product license	—	—	8,000	—	—
Assets acquired under sale of product license	—	—	250	—	—
Supplemental disclosure of cash flow information
Cash paid for interest	$8	$16	$83	$3	$53

See accompanying notes.

ZARS, Inc.

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Description of Business and Organization

ZARS, Inc. (the Company) was incorporated on November 27, 1996, in the state of Utah. The Company is a specialty pharmaceutical company focused on the development and commercialization of topically administered drugs using our proprietary drug delivery technologies, primarily in the area of pain management. During 2005, Synera, the Company’s first commercial product, received marketing approval by the U.S. Food and Drug Administration (FDA) and as a result the Company was no longer in the development stage.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiary. The subsidiary of the Company was formed during 2004 and has remained dormant since its inception. Intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and 2007 and the consolidated statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our financial position at March 31, 2007 and results of operations and cash flows for the three months ended March 31, 2006 and 2007. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or any other interim period or future year.

Unaudited Pro Forma Stockholders’ Equity and Net Loss per Share

In June 2007, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. Unaudited pro forma Stockholders’ Equity as of March 31, 2007 and pro forma basic and diluted net loss per share reflect the automatic conversion of all of the Convertible Preferred Stock outstanding at the time of the offering into 5,729,079 shares of common stock upon the closing of the Company’s initial public offering.

Concentration of Risk

The Company’s concentration of credit risk consists principally of cash and cash equivalents, and marketable investment securities. The Company’s investment policy restricts investments to high-quality investments. The goals of the investment policy are as follows: preservation of capital; fulfillment of liquidity; optimal yields in relation to market conditions; and fiduciary control of cash and marketable investment securities. The Company limits its concentration of risk by diversifying its investments in a variety of issuers.

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company generally invests funds that are in excess of current needs in high credit quality instruments such as obligations of United States government agencies, high credit rating commercial paper and money market accounts.

Marketable Investment Securities

The Company classifies all investment securities as available-for-sale in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Available-for-sale investments are recorded at fair value based on quoted market prices, with unrealized gains and losses, if any, excluded from earnings and reported in other comprehensive income. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific-identification method. Realized gains and losses from the sale of available-for-sale investments were not material during the years ended December 31, 2004, 2005, and 2006 and the three months ended March 31, 2007. Unrealized gains and losses on available-for-sale investments were not material at December 31, 2005 and 2006 and March 31, 2007. At December 31, 2006 and March 31, 2007, the Company only held debt securities. At December 31, 2006, the amortized cost and fair value of the Company’s investments in debt securities that mature within one year and after ten years is $7.4 million and $1.8 million, respectively. At March 31, 2007, the amortized cost and fair value of the Company’s investments in debt securities that mature within one year and after ten years is $2 million and $1 million, respectively.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Maintenance and repairs that do not extend the life or improve the assets are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the shorter of the useful life or remaining lease term.

The Company follows the guidance set forth in Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (SOP 98-1), in accounting for the software it has obtained for internal use. SOP 98-1 requires companies to capitalize qualifying computer software costs and depreciate them over the software’s estimated useful life.

Intangible Assets

Intangible assets are recorded at the lower of cost or net realizable value. All of the Company’s intangible assets have finite lives and are amortized on a straight-line basis over the shorter of the expected useful lives or contractual lives of the assets. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the carrying value of intangible assets is reviewed by the Company for impairment at least annually or, whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows the asset is expected to generate. In the event the carrying value of the asset exceeds the undiscounted future cash flows of the product and the carrying value is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset’s carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in the period that the impairment occurs. Events giving rise to impairment are, in part, an inherent risk in the pharmaceutical industry and cannot be predicted. As a result of the significance of the Company’s amortizable intangibles, any recognized impairment loss could have a material adverse impact on the Company’s financial position and results of

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

operations. No impairment loss has been recorded during the three-year period ended December 31, 2006 or the three-month period ended March 31, 2007.

Income Taxes

The Company accounts for income taxes based on the liability method required by SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). Under the liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 is an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. The Company became subject to the provisions of FIN 48 as of January 1, 2007. The Company believes that its income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to the Company’s financial position. Therefore, no material reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of its income tax provision. During the three months ended March 31, 2007, the Company did not record any interest income, interest expense, or penalties related to the settlement of audits for prior periods. Tax years 2002 through 2006 are subject to examination by the United States federal tax authorities.

Revenue Recognition

The Company’s revenues are generated from research and product licensing arrangements. Revenues under such agreements may include research and development support payments, license fees, and royalty and milestone payments. Revenue is recognized in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition. The Company also analyzes its arrangements entered into after June 15, 2003 to determine whether the elements should be separated and accounted for individually or as a single unit of accounting in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

The Company recognizes revenue from its research and development support agreements as related research and development services are provided. The Company recognizes revenue from up-front nonrefundable license fees on a ratable basis over the period wherein the Company has continuing involvement in the research and development activities. The Company recognizes revenues related to royalties from licensees based on third-party sales of licensed products and are recorded in accordance with contract terms when third-party results are reliably measurable and collectibility is reasonably assured. The Company recognizes revenues from substantive, at risk research and development activity milestones, as defined in the contract, when the milestones are achieved and collectibility is reasonably assured. Any amounts received in advance of revenue recognition are recorded as deferred revenue until earned.

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

Stock-Based Compensation

On January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123R, Share-Based Payment (SFAS 123R). Prior to January 1, 2006, the Company elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations in accounting for its employee stock options rather than adopting the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Under APB No. 25, compensation expense is recognized for stock options granted where the exercise price is less than the estimated fair value of the underlying stock on the date of grant.

The Company accounts for stock option grants to nonemployees in accordance with Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which require that the fair value of such instruments be recognized as an expense over the period in which the related services are rendered.

The Company adopted SFAS 123R using the prospective-transition method. Under that method, only new awards granted after the effective date are accounted for under the provisions of SFAS 123R and the results for the prior periods have not been restated. As a result of adopting SFAS 123R on January 1, 2006, the Company’s net loss for the year ended December 31, 2006 and three months ended March 31, 2007 was $27,000 or $0.01 per basic and diluted common share and $39,000 or $0.01 per basic and diluted common share, respectively, greater than it would have been if the Company had continued to account for stock-based compensation under APB No. 25 and related interpretations.

The Company estimates the fair value of each option grant on the respective dates of grant using the Black-Scholes option valuation model. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Key assumptions used in the determination of the fair value of stock options granted are as follows:

Expected Term:  The expected term represents the period that the stock-based awards are expected to be outstanding. Due to limited historical experience of similar awards, the expected term was estimated using the simplified method in accordance with the provisions of Staff Accounting Bulletin SAB No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option.

Risk-Free Interest Rate:  The risk-free interest rate used was based on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term.

Expected Dividend:  The expected dividend assumption is based on management’s current expectation about the Company’s anticipated dividend policy. The Company does not anticipate declaring dividends in the foreseeable future.

Expected Volatility:  Since the Company does not have sufficient trading history, the volatility factor was based on the average of similar public companies. When selecting similar companies, the Company considered the industry, stage of life cycle, size and financial leverage.

The Company calculated the fair value of each option grant on the respective dates of grant using the following weighted average assumptions:

	Year Ended	Three Months Ended
	December 31, 2006	March 31, 2007
		(unaudited)

Expected term (in years)	7.0	4.6
Risk-free interest rates	4.7%	4.6%
Expected dividend yield	0.0%	0.0%
Expected volatility	71.3%	67.9%

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

SFAS 123R requires the Company to recognize compensation expense for the portion of options that are expected to vest. Therefore, the Company applied estimated forfeiture rates that were derived from historical employee termination behavior. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

As of March 31, 2007, there was approximately $7.5 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s 1997 Stock Option Plan. That cost is expected to be recognized over a weighted-average period of 3.1 years and will be adjusted for subsequent changes in estimated forfeitures. The weighted-average fair value of stock options granted during the years ended December 31, 2004, 2005, and 2006 and for the three-month period ended March 31, 2007 was approximately $0.96, $0.54, $12.67 and $12.24, respectively. The fair value of options granted during 2004 and 2005 was estimated using the minimum value method.

Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the disclosure of contingent assets and liabilities. Although management believes estimates are appropriate, actual results could differ from the estimates and assumptions used.

Reclassification

Certain prior period amounts in the financial statements and the notes to the financial statements have been reclassified to conform to the current presentation.

3.  License and Collaborative Agreements

During November of 2003, the Company entered into a license agreement with a third party, in which the Company granted the licensee the exclusive license to Synera. Under the terms of the agreement, the Company received an up-front license fee of $3 million and was entitled to additional fees upon achieving certain milestones and royalties on future product sales. The $3 million up-front payment was deferred and was recognized as revenue over the expected development life of the product. During 2004, the Company received $2 million for the attainment of a milestone relating to regulatory approval of a new drug application in the United States for Synera. The Company recognized revenue under this agreement of $3.8 million, $900,000, and $0, for the years ended December 31, 2004, 2005, and 2006, respectively. Deferred revenue under this agreement was $0 at December 31, 2005 and 2006. During July of 2005, the Company and the licensee terminated the license agreement entered into during 2003.

During January of 2006, the Company entered into a license agreement with Endo Pharmaceuticals (Endo) in which the Company granted Endo the exclusive North American licensing rights to Synera. Under the terms of the agreement, the Company received an up-front license fee of $11 million and $8 million upon the launch of Synera, which occurred on June 19, 2006. The Company is entitled to additional fees upon achieving certain milestones and royalties on product sales of Synera by Endo. Under the terms of the agreement, the Company is obligated to perform additional development related activities that are expected to be completed in 2007. The $11 million and $8 million payments were deferred and are being recognized as revenue over the period of expected continuing involvement. The Company recognized revenue of $6.7 million and $3.1 million during the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. Deferred revenue under this agreement was $9.2 million at March 31, 2007.

During June of 2006, the Company entered into a license agreement with Talisker Pharma Ltd., (Talisker) in which the Company granted Talisker the exclusive European licensing rights to the product which is sold under the trade name of Synera in the United States. Under the terms of the agreement, the Company received an up-front license fee of $2 million. In addition, the Company received common stock in

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

EUSA Pharma, Inc., an affiliate of Talisker’s successor entity, (EUSA) valued at $250,000, as an up-front license fee. Under the terms of the agreement, The Company is required to assist in certain refinements of the manufacturing process for a period of 36 months. Revenue related to the $2 million payment and $250,000 of EUSA common stock were deferred and are being recognized as revenue over the period of expected continuing involvement. The Company recognized revenue of $375,000 and $188,000 during the year ended December 31, 2006 and the three months ended March 31, 2007. Deferred revenue under this agreement was $1.7 million at March 31, 2007. The EUSA common stock has been accounted for as an available-for-sale security under the cost method and classified under other assets. No impairment was recorded on the investment during the year ended December 31, 2006 or the three months ended March 31, 2007.

During November of 2000, the Company entered into a license agreement with Ortho Dermatological (Ortho), a Division of Ortho-McNeil Pharmaceutical, Inc., under which Ortho agreed to fund research and development activities for Pliaglis. Under the terms of the agreement, the Company received an up-front payment of $750,000 and was entitled to receive additional payments upon achieving certain milestone events and royalties on future product sales. The $750,000 up-front payment was deferred and recognized as revenue over the expected research term of three years. During 2001, the Company received $250,000 relating to the initiation of Phase III clinical trials. During 2003, the Company received $1.3 million from the attainment of certain milestones relating to the filing of a new drug application with the FDA. During 2004, the Company received $1 million for the filing of a new drug application with the FDA. The Company recognized revenue under this agreement of $888,000 for the year ended December 31, 2004. The Company recognized $0 revenue under this agreement for the years ended December 31, 2005 and 2006. During August of 2006, the Company and Ortho agreed to terminate the license agreement entered in during November of 2000 (see Note 5).

During February of 2007, the Company entered into a license agreement with Galderma Pharma S.A. (Galderma) in which the Company granted Galderma the exclusive licensing rights to Pliaglis in the United States and Canada. Under the terms of the agreement, the Company received an up-front license fee of $30 million and is entitled to receive an additional fee of $10 million upon achieving a certain milestone. Under the terms of the agreement, the Company is required to assist in certain refinements of the manufacturing process for a period of 48 months. The Company is entitled to receive royalties on future product sales. The $30 million payment was deferred and will be recognized as revenue over the period of expected continuing involvement.

During January of 2003, the Company entered into a license agreement with a third party, in which the Company granted the licensee the exclusive licensing rights to Titragesia. Under the terms of the agreement, the Company was entitled to receive fees upon achieving certain milestones and royalties on future product sales. In 2004, the Company received a $500,000 milestone payment for the dosing of the first patient in a Phase II clinical trial for a base patch. In 2005, the Company received a $1 million milestone payment for the dosing of the first patient in a Phase III clinical trial for a base patch. During the three months ended March 31, 2006, the Company received a $500,000 milestone payment for dosing the first patient in a Phase II clinical trial for a breakthrough pain product. The Company recorded revenues under this agreement of $500,000, $1 million, and $500,000 for the years ended December 31, 2004, 2005, and 2006, respectively. During October of 2006, the Company discontinued the Titragesia clinical and development activities and the license agreement with the licensee was terminated during January of 2007.

During 2003, the Company entered into a research agreement with a third party to fund research and development activities. During 2004, the Company received a $100,000 payment for a six month contract extension and a $1.3 million milestone payment for an initial new drug filing with the FDA for ThermoProfen. The Company has recognized revenue under this agreement of $1.4 million for the year ended December 31, 2004. The Company recognized $0 revenue under this agreement for the years ended December 31, 2005 and 2006. The Company has no continuing involvement under this agreement.

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company has collaborative, license and research and development contracts with certain academic and medical institutions and commercial entities to perform research and development activities on behalf of the Company. Some of these agreements also contain a requirement for the Company to pay royalties to the entities on the sale of future products. No royalties have been paid for the years ending 2004, 2005, and 2006 and the three months ended March 31, 2007. The Company recognized expenses under these contracts of approximately $6.4 million, $6.0 million, $4.3 million, $758,000 and $1.6 million for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively, which has been included in research and development expense.

4.  Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,		March 31,
	2005	2006	2007
			(unaudited)

Lab equipment	$885	$2,028	$2,223
Furniture and fixtures	549	1,109	1,117
Computer and office equipment	148	323	342
Software	123	137	137

	1,705	3,597	3,819
Less: accumulated depreciation	(431)	(994)	(1,193)
Construction-in-progress	961	43	136

Property and equipment, net	$2,235	$2,646	$2,762

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, was $102,000, $247,000, $563,000, $123,000 and $199,000, respectively.

5.  Intangible Assets

Intangible and other assets consist of the following (in thousands):

	December 31,		March 31,
	2005	2006	2007
			(unaudited)

Amortizable intangibles:
Licenses	$—	$7,688	$7,688
Patents	226	226	226
Equipment rights	685	685	685

	911	8,599	8,599
Less: accumulated amortization	(630)	(875)	(883)

Amortizable intangibles, net	$281	$7,724	$7,716

During August of 2006, the Company and Ortho agreed to terminate the license agreement entered into during November of 2000. In connection with this agreement, the Company re-acquired the exclusive worldwide licensing rights to Pliaglis. Under the terms of the agreement, the Company made a license payment to Ortho of $2.5 million, during the three months ended March 31, 2007, and will make additional payments of $2.5 million upon the earlier of signing a product supply agreement with Ortho as December 31,

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

2008, $3 million upon the earlier of the commercial launch of Pliaglis in the United States, or January 1, 2008, and up to $12 million in payments based on annual product sales milestones being met. The Company was obligated to make payments of $8 million and $5.5 million as of December 31, 2006 and March 31, 2007, respectively, by December 31, 2008, and expects to make these payments in 2007. The Company has recorded $8 million and $5.5 million in accrued liabilities as of December 31, 2006 and March 31, 2007, respectively. The Company has capitalized as an intangible asset $8 million at March 31, 2007, related to the reacquisition of the license rights of Pliaglis, net of certain liabilities that were cancelled as part of the termination agreement. The Company will amortize this intangible asset from the date of the product launch, which is expected to occur in 2007, through 2019.

Patents and patent rights represent the cost of obtaining certain patents and patent rights related to the development of the Company’s products. As of December 31, 2005 and 2006 and March 31, 2007, the gross carrying amount of intangible assets was $226,000, with accumulated amortization of $153,000, $190,000 and $198,000, respectively. The costs related to patents and patents rights are amortized on a straight-line basis over the estimated useful lives of five years.

Equipment rights represent the cost paid to a third party for the use of certain equipment related to research and development on one of the Company’s products. As of December 31, 2005 and 2006 and March 31, 2007, the gross carrying amount of intangible assets related to equipment rights was $685,000 with accumulated amortization of $477,000, $685,000 and $685,000, respectively. The intangible assets related to equipment usage rights were amortized on a straight-line basis over the expected product development period of 33 months.

Amortization expense on intangible assets was $236,000, $314,000, $245,000, $78,000 and $8,000, during the years ended December 31, 2004, 2005, and 2006 and the three months ended March 31, 2006 and 2007, respectively. The Company expects to recognize amortization expense on intangible assets as follows (in thousands):

Years Ending December 31,

2007	$357
2008	641
2009	641
2010	641
2011	641
Thereafter	4,803

$7,724

6.  Income Taxes

As of December 31, 2005 and 2006, the Company had federal and state net operating loss carryforwards of approximately $30.3 million and $34.8 million, respectively. As of December 31, 2005 and 2006, the Company had federal research and development tax credit carryforwards of approximately $955,000 and $1.3 million, respectively and state research and development tax credit carryforwards of approximately $303,000 and $441,000, respectively. The net operating loss and tax credit carryforwards will expire beginning in 2012 through 2026 if not utilized.

Utilization of the net operating losses and tax credit carryforwards may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

Significant components of the Company’s deferred tax assets approximated the following (in thousands):

	December 31,
	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$11,225	$12,891
Research and development credits	1,137	1,588
Deferred revenues	—	694
Other	21	184

Total deferred tax assets	12,383	15,357
Less valuation allowance	(12,383)	(15,357)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. The deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by approximately $4.2 million and $3.0 million during the years ended December 31, 2005 and 2006, respectively.

7.  Leases

The Company leases certain equipment under capital leases. The gross carrying value of property and equipment capitalized under capital lease obligations at December 31, 2005 and 2006 and March 31, 2007 was $344,000, net of $70,000, $120,000 and $132,000, respectively, in accumulated amortization. Amortization expense is computed using the straight-line method over the shorter of the useful life of the asset or the term of each lease and is allocated to research and development and general and administrative expenses in the statements of operations based on the underlying use of the assets. Capital leases and accumulated amortization on capital leases are included in property and equipment, net, on the balance sheets.

The Company also leases two facilities in Salt Lake City, Utah under operating leases expiring in September and December 2009, subject to the Company’s option to extend the term of the leases for one year.

The future minimum lease payments under noncancelable capital and operating leases are as follows (in thousands):

	December 31, 2006		March 31, 2007
	Capital	Operating	Capital	Operating
	Leases	Leases	Leases	Leases
			(unaudited)

2007	$63	$264	$34	$205
2008	—	321	—	321
2009	—	276	—	276

Total minimum lease payments	63	$861	34	$802

Less: imputed interest	(1)		(1)

Current portion of capital lease obligations	$62		$33

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

Rent expense was $69,000, $112,000, $182,000, $30,000 and $83,000 for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively.

8.	Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		March 31,
	2005	2006	2007
			(unaudited)

Accrued professional fees	$884	$467	$1,120
Accrued compensation	255	591	504
Pliaglis reacquisition obligation	—	8,000	5,500
License obligations	312	—	—
Other	15	30	15

	$1,466	$9,088	$7,139

9.  Long-Term Debt

In October 2005, the Company entered into a line of credit arrangement with a financial institution. Under the terms of the agreement, the Company was able to borrow up to $2.5 million for qualified equipment purchases made through September 2006. The borrowings are secured by certain assets of the Company, excluding intellectual property. The line bore interest at the Prime Rate through September 2006. In June and September of 2006, the Company borrowed a combined $2.5 million against the line of credit. Beginning in October 2006, borrowings under the line bear interest at 6.84%, and are repayable in 36 equal monthly installments. As of December 31, 2006 and March 31, 2007 the Company had borrowings of $2.4 million and $2.2 million, respectively, outstanding under the line of credit, with future payments as follows (in thousands):

	December 31,	March 31,
Year Ending December 31,	2006	2007
		(unaudited)

2007	$1,003	$759
2008	925	925
2009	694	694

Total payments	2,622	2,378
Less: interest	(248)	(195)

Principal payments	2,374	2,183
Less: current portion	(853)	(868)

Long-term debt	$1,521	$1,315

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

10.  Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Preferred Stock

Preferred stock with a $0.12 per share par value consists of the following at December 31, 2006 and March 31, 2007 (in thousands):

	Shares	Shares Issued	Liquidation
	Designated	and Outstanding	Value

Series A convertible preferred stock	2,503	1,252	$6,083
Series B convertible preferred stock	859	859	5,026
Series C convertible preferred stock	4,100	3,618	22,180

	7,462	5,729	$33,289

During 2004, the Company issued 3.6 million shares of Series C convertible preferred stock (Series C Preferred) in conjunction with a private placement at $6.13 per share, receiving net cash proceeds of approximately $21 million. The Company incurred total offering costs of approximately $1.1 million associated with the offering.

A sale, merger, reorganization, liquidation, dissolution or winding up of the Company may, in certain circumstances, be deemed to be a liquidation and trigger the liquidation preferences associated with the outstanding shares of the Company’s convertible preferred stock. Because a change in control could occur and not be solely within the control of the Company, all convertible preferred stock has been classified outside of permanent equity in the accompanying consolidated balance sheets, as required by EITF Topic D-98, Classification and Measurement of Redeemable Securities. However, because the timing of any such liquidation is uncertain, the Company will not accrete the carrying value of the convertible preferred stock to its liquidation preference value until it becomes probable that redemption will occur.

Voting Rights

The Series A, B and C Preferred stockholders have a right to the number of votes equal to the number of shares of common stock issuable upon conversion of the preferred stock, except as otherwise required by law. The Series C Preferred stockholders have protective provisions that require the Company to obtain their consent, by majority vote, before undertaking certain actions. In addition, all preferred stockholders, as a class, have protective provisions that require the Company to obtain their consent, by majority vote, before undertaking certain actions.

Dividends

The Series A, B and C Preferred stockholders are entitled to receive noncumulative dividends, if and when declared by the Board of Directors prior and in preference to any dividend on common stock, at the rate of $0.388, $0.468, and $0.49, respectively per share, as adjusted for any stock dividends, splits, combinations, or similar recapitalization events.

Conversion

Each share of preferred stock may be converted, at the option of the holder, into common stock at a conversion rate of one-to-one. The conversion rates are subject to certain anti-dilution provisions. Each share of preferred stock will automatically convert to common stock upon the consent of holders of at least 67% of the shares of preferred stock outstanding, or the closing of an underwritten registered public offering of shares of common stock that reflects a value of the Company not less than $175 million and results in gross proceeds of at least $20 million.

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

Liquidation

In the event of liquidation, dissolution or winding up of the Company, the Series C Preferred stockholders are entitled to a preference payment prior to any distribution of assets or surplus funds of the Company to the Series A and B Preferred stockholders and the common stockholders. Upon completion of the preference payment to the Series C Preferred stockholders, the Series A and B Preferred stockholders are entitled to a preference payment prior to any distribution of any assets or surplus funds of the Company to the common stockholders. The liquidation preference payments will be one times the issuance price, adjusted for certain anti-dilution provisions, plus any accrued and unpaid dividends.

Stock Options

During 1997, the stockholders approved the adoption of the 1997 Stock Option Plan (the 1997 Plan) that provides for the issuance of incentive and nonqualified stock options to directors, employees, and non-employees providing services to the Company. The Company reserved 1.6 million shares of its common stock for issuance under the 1997 Plan. Under the terms of the 1997 Plan, the Board of Directors determines the vesting schedule and the option price, which is generally not to be less than the estimated fair market value per share of the Company’s common stock at the date of grant. Options granted generally have a term of ten years and vest ratably over a period of four to five years. The 1997 Plan allows for increases to the number of authorized shares available for grant. The 1997 Plan expired in March 2007.

During February 2007, the Company’s Board of Directors adopted and the shareholders approved the 2007 Equity Incentive Plan (the 2007 Plan). The 2007 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, performance awards and other stock awards. The 2007 Plan is intended to serve as the successor equity incentive program to the 1997 Plan.

The Company has reserved 2 million shares of common stock for issuance under the 2007 Plan. As of January 1st of each year commencing in 2008, the aggregate number of shares of common stock that may be issued under the 2007 Plan will automatically increase by a number equal to the lower of 5% of the total number of shares of the Company’s common stock outstanding on December 31st of the preceding calendar year and 1.5 million shares of common stock, or a lower number determined by the administrator of the 2007 Plan. In addition, the Company anticipates that stock options granted under the 2007 Plan will generally have a term of up to ten years and generally vest 25% after the first year of service and ratably each month over the subsequent 36 months.

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

Following is a summary of all stock option activity, including options issued to non-employees (in thousands, except per share data):

	Shares		Weighted-Average
	Available for	Number of Options	Exercise Price
	Grant	Outstanding	per Share

Outstanding at January 1, 2004	365	634	$3.64
Additional shares authorized	566	—
Granted	(209)	209	4.31
Exercised	—	(45)	2.20
Cancelled	609	(609)	4.54

Outstanding at December 31, 2004	1,331	189	1.81
Granted	(1,043)	1,043	2.07
Exercised	—	(43)	2.00
Cancelled	110	(110)	2.00

Outstanding at December 31, 2005	398	1,079	2.03
Granted	(356)	356	4.27
Exercised	—	(188)	1.90
Cancelled	44	(44)	2.94

Outstanding at December 31, 2006	86	1,203	2.70
Additional shares authorized (unaudited)	2,000	—
Reduction in authorized shares upon expiration of the 1997 Plan (unaudited)	(4)	—
Granted (unaudited)	(335)	335	6.00
Exercised (unaudited)	—	(10)	2.00
Cancelled (unaudited)	4	(4)	3.24

Outstanding at March 31, 2007 (unaudited)	1,751	1,524	3.43

The following table provides additional information about all options outstanding at December 31, 2006 (in thousands, except years and per share data):

				Options Exercisable
						Weighted-
	Options Outstanding				Weighted	Average
	Number of	Weighted-Average	Weighted	Number of	Average	Remaining
Range of	Shares	Remaining	Average	Shares	Exercise	Contractual
Exercise Price	Outstanding	Contractual Life	Exercise Price	Vested	Price	Life

$0.12 — $0.12	60	1.2	$0.12	60	$0.12	1.2
2.00 — 2.00	586	8.3	2.00	345	2.00	8.3
2.20 — 3.41	352	8.6	2.87	53	2.41	6.1
4.08 — 4.86	98	8.0	4.35	32	4.86	4.8
5.00 — 5.00	16	3.9	5.00	—	—	—
6.00 — 6.00	91	3.4	6.00	—	—	—

	1,203	7.6	2.70	490	2.00	7.0

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

The aggregate intrinsic value of options outstanding as of December 31, 2006 was $13.3 million. The aggregate intrinsic value of vested options as of December 31, 2006 was $8.2 million, which is calculated as the difference between the exercise price of the underlying stock option awards and the estimated fair value of our common stock at December 31, 2006.

The following table provides additional information about all options outstanding at March 31, 2007 (unaudited) (in thousands, except years and per share data):

				Options Exercisable
						Weighted-
	Options Outstanding				Weighted	Average
	Number of	Weighted-Average	Weighted	Number of	Average	Remaining
Range of	Shares	Remaining	Average	Shares	Exercise	Contractual
Exercise Price	Outstanding	Contractual Life	Exercise Price	Vested	Price	Life

$0.12 — $0.12	60	1.0	$0.12	60	$0.12	1.0
2.00 — 2.00	573	8.1	2.00	369	2.00	8.0
2.20 — 3.41	352	8.4	2.87	76	2.56	6.8
4.08 — 4.86	98	7.7	4.35	33	4.86	4.6
5.00 — 5.00	16	3.6	5.00	—	—	—
6.00 — 6.00	425	7.5	6.00	—	—	—

	1,524	7.6	3.43	538	2.04	6.9

The aggregate intrinsic value of options outstanding as of March 31, 2007 was $18.4 million. The aggregate intrinsic value of vested options as of March 31, 2007 was $7.2 million, which is calculated as the difference between the exercise price of the underlying stock option awards and the estimated fair value of our common stock at March 31, 2007.

For the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2007, the aggregate intrinsic value of stock option awards exercised was $121,000, $16,000, $2.5 million, and $138,000, respectively, determined at the date of option exercise.

Warrants

In conjunction with the Series A Preferred financing in 2001, the Company issued warrants to purchase 1.3 million shares of Series A Convertible Preferred Stock (Series A Preferred) to Series A Preferred investors at an exercise price of $4.86 per share. The warrants are immediately exercisable and expire in ten years.

The Company granted warrants to purchase 45,000 shares of the Company’s common stock to Directors during 2004. The warrants have an exercise price of $4.86 per share and had an original term of ten years. In addition, the Company granted warrants to purchase 3,347,500, and 1,750 shares of the Company’s common stock to consultants during 2004, 2005 and 2006, respectively. The warrants have exercise prices ranging between $2.00 and $4.86 per share and had an original term of ten years. The Company recorded compensation of $8,046 for the year ended December 31, 2004, related to the grant of these warrants. The Company did not record compensation expense for the years ended 2005 and 2006 related to the grant of these warrants. The fair value of these warrants was estimated using the Black-Scholes model with the following assumptions for the year ended December 31, 2004: risk-free interest rate of 3.5%; volatility of 70%; expected lives of ten years; and a dividend yield of zero.

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company had the following warrants outstanding at December 31, 2006 and March 31, 2007 (unaudited) (in thousands, except per share data):

	Number of	Exercise	Estimated
	Shares to Be	Price	Aggregate	Expiration
Warrant to Purchase	Purchased	Per Share	Fair Value	Dates

Series A Preferred	1,252	$4.86	$4,894	December 2011 — April 2012
Common Stock	125	4.86	402	May 2011 — August 2014
Common Stock	33	2.50	66	February — March 2010
Common Stock	2	3.41	16	April 2016
Common Stock	1	2.00	2	October 2014 — May 2015

2007 Employee Stock Purchase Plan

In February 2007, the Company’s board of directors adopted and the Company’s shareholders approved the 2007 Employee Stock Purchase Plan and authorized the issuance of 2 million shares of common stock, to be effective immediately upon signing of an underwriting agreement for an initial public offering. The plan provides for annual reserve increases on the first day of each fiscal year commencing on January 1, 2008.

11.  Net Loss per Common Share

Basic and diluted net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period. Stock options, warrants and shares to be issued upon conversion of the convertible preferred stock were not included in the net loss per common share calculation for the years ended December 31, 2004, 2005, and 2006 and March 31, 2006 and 2007 because the inclusion of such shares would have had an anti-dilutive effect.

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the computation of basic and diluted net income per common share for the periods indicated (in thousands, except per share data):

				Three Months
				Ended
	Year Ended December 31,			March 31,
Historical	2004	2005	2006	2006	2007
				(unaudited)
Numerator:
Net loss	$(4,823)	$(9,878)	$(6,872)	$(2,451)	$(2,431)
Denominator:
Weighted-average common shares outstanding	3,116	3,142	3,246	3,182	3,374

Basic and diluted net loss per common share	$(1.55)	$(3.14)	$(2.12)	$(0.77)	$(0.72)

Pro forma
Net loss			$(6,872)		$(2,431)

Denominator for pro forma basic and diluted net loss per share:
Shares used above			3,246		3,374
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			5,729		5,729
Shares used to compute pro forma basic and diluted net loss per common share (unaudited)			8,975		9,103

Pro forma basic and diluted net loss per common share (unaudited)			$(0.77)		$(0.27)

The following table sets forth potential common shares that are not included in the diluted net loss per share calculation above because their effect would be antidilutive (in thousands):

				Three Months
	Year Ended			Ended
	December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Stock options	189	1,079	1,203	1,179	1,524
Warrants to purchase common stock	159	159	161	159	161
Warrants to purchase convertible preferred stock	1,252	1,252	1,252	1,252	1,252
Convertible preferred stock	5,729	5,729	5,729	5,729	5,729

	7,329	8,219	8,345	8,319	8,666

12.	Subsequent Event (unaudited)

In June 2007, the Company entered into two term loan agreements in which the Company borrowed a total of $10.5 million. The loans are secured by certain assets of the Company, excluding intellectual

ZARS, Inc.

Notes to Consolidated Financial Statements — (Continued)

property. The interest rate on the loans range from 1% above to 1% below the Prime Rate depending on the amount of deposits held at the financial institution. The principal on the loans will be repayable in 36 equal monthly installments commencing in January 2008. In conjunction with entering into these loan agreements approximately $2.0 million of principal and interest payments were made to pay the remaining balance on the line of credit discussed in footnote 9.

           Shares

Common Stock

PROSPECTUS

Cowen and Company
CIBC World Markets
Leerink Swann & Company
Susquehanna Financial Group, LLLP

                    , 2007

Until          , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than the underwriting discounts and commissions payable by the registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the NASDAQ Global Market filing fee.

Amount to be Paid

SEC registration fee	$2,647.88
NASD filing fee	9,125.00
NASDAQ Global Market filing fee	*
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	*

Item 14.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s certificate of incorporation and bylaws provide that it will indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant entered into indemnification agreements with its directors and officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in its certificate of incorporation and bylaws and the indemnification agreements entered into between the registrant and its directors may be sufficiently broad to permit indemnification of its officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act. The registrant also maintains director and officer liability insurance to insure its directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise. Reference is made to Item 17 of this registration statement for additional information regarding indemnification of officers and directors.

Item 15.  Recent Sales of Unregistered Securities.

Described below is information regarding all securities that have been issued by the registrant during the past three years. The information reflects the conversion of its preferred stock to be effected prior to the closing of the offering to which this registration statement relates:

1. On various dates between January 1, 2004 and March 31, 2007, the registrant granted options to purchase an aggregate           shares of common stock with exercise prices ranging from $      to $      per share. From January 1, 2004 to March 31, 2007, options to purchase           shares of common stock were exercised for aggregate consideration of approximately $          .

2. On August 30, 2004, October 14, 2004 and November 15, 2004, the registrant sold an aggregate of 3,618,223 shares of Series C Preferred Stock (which will convert into           shares of common

stock upon the closing of this offering) at a price of $6.13 per share to a total of 50 accredited investors for aggregate cash consideration of $22,179,706.99.

3. Between February 27, 2004 and April 25, 2006, the registrant issued warrants to purchase an aggregate of           shares of common stock with exercise prices ranging from $      to $      per share to a total of 11 accredited investors.

4. On June 28, 2007, the registrant issued a warrant to purchase 11,700 shares of its common stock with an exercise price of $9.20 to one qualified institutional buyer. The registrant relied on the exemption provided by Section 4(2) or the Securities Act.

5. On          , 2007, in order to resolve uncertainties regarding the corporate approvals necessary to amend the registrant’s Articles of Incorporation, the registrant exchanged (i)           shares of previously issued shares that were designated Series A Preferred Stock for           shares of newly issued Series A Preferred Stock, (ii)           shares of previously issued shares that were designated Series B Preferred Stock for           shares of newly issued Series B Preferred Stock and (iii)           shares of previously issued shares that were designated Series C Preferred Stock for           shares of newly issued Series C Preferred Stock from all of the          existing holders of the Company’s Preferred Stock for no consideration other than the exchange of the shares of Preferred Stock.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

The issuances of securities described in Items 15(2) and 15(3) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The exercise of options described in Item 15(1) were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided in Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through employment or other relationships, to such information.

The exchanges of securities described in Item 15(5) were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(9) of the Securities Act because they were securities exchanged by the registrant with its existing security holders exclusively with no commission or remuneration paid or given directly or indirectly for soliciting such exchange.

Item 16.  Exhibits and Financial Statement Schedules.

(a) EXHIBITS

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1#	Certificate of Incorporation of Registrant
3	.2*	Form of Restated Certificate of Incorporation of Registrant to be effective upon the closing of the offering
3	.3#	Bylaws of Registrant
3.4		Form of Amended and Restated Bylaws of Registrant to be effective upon the closing of the offering
4	.1*	Specimen Common Stock Certificate
4	.2#	Second Amended and Restated Registration Rights Agreement between Registrant and certain holders of Preferred Stock dated August 30, 2004
4.3		Forms of Common Stock Warrants and Schedules of Warrantholders

Exhibit
Number		Description of Document

4.4		Warrant to purchase 11,700 shares of Common Stock, dated June 28, 2007, issued to Zions First National Bank
5	.1*	Opinion of Cooley Godward Kronish LLP
10	.1#	Form of Indemnity Agreement
10	.2*	Form of Employment Agreement.
10	.3*	2007 Equity Incentive Plan
10	.4*	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2007 Equity Incentive Plan
10	.5*	2007 Employee Stock Purchase Plan
10	.6*	Form of Offering Document to 2007 Employee Stock Purchase Plan
10	.7#	1997 Stock Option Plan, as amended.
10	.8†#	Mutual Termination Agreement dated August 3, 2006 by and among Registrant, OrthoNeutrogena Division of Ortho-McNeil Pharmaceuticals, Inc. and GPSG, a unit of Ortho-McNeil Pharmaceuticals, Inc. and an affiliate of the OrthoNeutragena Division of Ortho-McNeil Pharmaceuticals, Inc.
10	.9†#	License Agreement dated June 30, 2006 between Registrant and Talisker Pharma Ltd.
10	.10†#	License Agreement dated January 6, 2006 between Registrant and Endo Pharmaceuticals Inc.
10	.11†#	Supply Agreement dated October 15, 2003 between Registrant and Corium International, Inc.
10	.12†	Development and Commercialization Agreement dated February 26, 2007 between Registrant and Galderma Pharma S.A.
10	.13#	Office Lease dated July 18, 2006 between JL Ventures LLC, Harkonnen Acquisitions, L Metro LLC, and Bello LLC and Registrant
10	.14#	Standard Form Industrial Building Lease (Multi-Tenant) dated May 29, 2003 by and between First Industrial, L.P. and Registrant
10	.15#	First Amendment to Lease Agreement dated January 14, 2005 by and between First Industrial, L.P. and Registrant
10	.16#	Second Amendment to Lease Agreement dated August 31, 2006 by and between First Industrial, L.P. and Registrant
10	.17#	Third Amendment to Lease Agreement dated August 31, 2006 by and between First Industrial, L.P. and Registrant
10.18		Loan Agreement dated June 28, 2007 between Zions First National Bank and Registrant
10.19		Security Agreement, dated June 28, 2007 between Zions First National Bank and Registrant
10	.20#	Employment Agreement dated March 16, 2007 between Michael A. Ashburn, M.D. MBA and the Registrant
10	.21#	Separation Agreement dated March 21, 2007 between Charles McLeskey, M.D. and the Registrant
21	.1#	Subsidiaries
23.1		Consent of Independent Registered Public Accounting Firm
23	.2*	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1)
23.3		Consent of Financial Strategies Consulting Group, LLC
23.4		Consent of Compensia, LLC
24	.1#	Power of Attorney

*	To be filed by amendment

†	ZARS is applying for confidential treatment with respect to portions of this agreement

#	Previously filed

(b) FINANCIAL STATEMENT SCHEDULES

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17.  Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on the 13th day of July, 2007.

ZARS, INC.

By:	/s/ Robert Lippert
Robert Lippert
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ Robert Lippert Robert Lippert		President, Chief Executive Officer and Director (Principal Executive Officer)	July 13, 2007

/s/ Gregory S. Ayers Gregory S. Ayers		Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	July 13, 2007

* Theodore H. Stanley		Chairman, Director	July 13, 2007

* Larry D. Rigby		Vice-Chairman, Director	July 13, 2007

* F. Lynn DeBry		Director	July 13, 2007

* Mir A. Imran		Director	July 13, 2007

* Steve T. Jurvetson		Director	July 13, 2007

* Richard H. Leazer		Director	July 13, 2007

* Dinesh C. Patel		Director	July 13, 2007

* Todd J. Stevens		Director	July 13, 2007

*By	/s/ Robert Lippert Robert Lippert Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1#	Certificate of Incorporation of Registrant
3	.2*	Form of Restated Certificate of Incorporation of Registrant to be effective upon the closing of the offering
3	.3#	Bylaws of Registrant
3.4		Form of Amended and Restated Bylaws of Registrant to be effective upon the closing of the offering
4	.1*	Specimen Common Stock Certificate
4	.2#	Second Amended and Restated Registration Rights Agreement between Registrant and certain holders of Preferred Stock dated August 30, 2004
4.3		Forms of Common Stock Warrants and Schedules of Warrantholders
4.4		Warrant to purchase 11,700 shares of Common Stock, dated June 28, 2007, issued to Zions First National Bank
5	.1*	Opinion of Cooley Godward Kronish LLP
10	.1#	Form of Indemnity Agreement
10	.2*	Form of Employment Agreement
10	.3*	2007 Equity Incentive Plan
10	.4*	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2007 Equity Incentive Plan
10	.5*	2007 Employee Stock Purchase Plan
10	.6*	Form of Offering Document to 2007 Employee Stock Purchase Plan
10	.7#	1997 Stock Option Plan, as amended
10	.8†#	Mutual Termination Agreement dated August 3, 2006 by and among Registrant, OrthoNeutrogena Division of Ortho-McNeil Pharmaceuticals, Inc. and GPSG, a unit of Ortho-McNeil Pharmaceuticals, Inc. and an affiliate of the OrthoNeutragena Division of Ortho-McNeil Pharmaceuticals, Inc.
10	.9†#	License Agreement dated June 30, 2006 between Registrant and Talisker Pharma Ltd.
10	.10†#	License Agreement dated January 6, 2006 between Registrant and Endo Pharmaceuticals Inc.
10	.11†#	Supply Agreement dated October 15, 2003 between Registrant and Corium International, Inc.
10	.12†	Development and Commercialization Agreement dated February 26, 2007 between Registrant and Galderma Pharma S.A.
10	.13#	Office Lease dated July 18, 2006 between JL Ventures LLC, Harkonnen Acquisitions, L Metro LLC, and Bello LLC and Registrant
10	.14#	Standard Form Industrial Building Lease (Multi-Tenant) dated May 29, 2003 by and between First Industrial, L.P. and Registrant
10	.15#	First Amendment to Lease Agreement dated January 14, 2005 by and between First Industrial, L.P. and Registrant
10	.16#	Second Amendment to Lease Agreement dated August 31, 2006 by and between First Industrial, L.P. and Registrant
10	.17#	Third Amendment to Lease Agreement dated August 31, 2006 by and between First Industrial, L.P. and Registrant
10.18		Loan Agreement dated June 28, 2007 between Zions First National Bank and Registrant
10.19		Security Agreement, dated June 28, 2007 between Zions First National Bank and Registrant
10	.20#	Employment Agreement dated March 16, 2007 between Michael A. Ashburn, M.D. MBA and the Registrant
10	.21#	Separation Agreement dated March 21, 2007 between Charles McLeskey, M.D. and the Registrant
21	.1#	Subsidiaries
23.1		Consent of Independent Registered Public Accounting Firm

Exhibit
Number		Description of Document

23	.2*	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1)
23.3		Consent of Financial Strategies Consulting Group, LLC
23.4		Consent of Compensia, LLC
24	.1#	Power of Attorney

*	To be filed by Amendment

†	ZARS is applying for confidential treatment with respect to portions of this agreement

#	Previously filed.